TSINGTAO

05011285

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.

September 13, 2005

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosures

cc: Lu Yuan / RuiXiang Zhang
(Tsingtao Brewery)
Da-Wai Hu / Peng Jiang
(Sullivan & Cromwell LLP)

9/19

File No.: 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

September 13, 2005

A. 2005 INTERIM RESULTS OF TSINGTAO BREWERY COMPANY LIMITED.

TSINGTAO BREWERY COMPANY LIMITED

File No.: 82 - 4021

Document A


TSINGTAO
青島啤酒
INTERIM REPORT
中期報告
青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

TSINGTAO

島啤酒

島的 ○ 世界的

2005 INTERIM REPORT
中期報告

份 有 限 公 司

WERY CO., LTD.

目錄

	頁數
財務報告(未經審計) (按中國會計準則編製)	2
簡明財務信息(未經審計) (按香港財務報告準則編製)	42
管理層討論與分析	74
重要事項	75
股本變動	76
董事的證券交易	79
企業管治常規守則	79
審計與財務委員會	79
備查文件	79
公司資料	80

青島啤酒股份有限公司
資產負債表
二零零五年六月三十日
(除特別註明外，金額單位為人民幣元)

資產	附註五 (除另註外)	二零零五年六月三十日 合併 (未經審計)	二零零四年十二月三十一日 合併	二零零五年六月三十日 母公司 (未經審計)	二零零四年十二月三十一日 母公司
流動資產：					
貨幣資金	(1)	**1,773,160,858**	1,362,553,132	**619,439,574**	557,408,875
短期投資		**—**	—	**2,524,429,207**	2,179,807,438
應收票據	(2)	**127,591,791**	98,594,467	**4,100,000**	30,406,000
應收賬款	(3)，六(1)	**212,633,677**	159,419,396	**161,293,588**	165,137,895
其他應收款	(4)，六(2)	**244,387,013**	236,917,331	**183,573,017**	187,893,539
預付賬款	(5)	**102,757,390**	215,029,032	**11,358,879**	4,459,366
存貨	(6)	**1,411,175,830**	1,382,831,371	**229,094,962**	221,432,578
待攤費用	(7)	**25,696,308**	14,306,678	**5,563,784**	5,732,939
流動資產合計		**3,897,402,867**	3,469,651,407	**3,738,853,011**	3,352,278,630
長期投資					
長期股權投資	(8)，六(3)	**127,515,422**	91,419,956	**1,910,112,046**	1,875,589,223
其中：合併價差		**96,568,792**	(8,955,862)	**—**	—
固定資產					
固定資產 — 原價		**10,409,673,737**	9,659,648,539	**2,023,503,070**	2,053,654,554
減：累計折舊		**(4,525,134,656)**	(4,051,735,548)	**(1,102,984,671)**	(1,089,829,206)
固定資產 — 淨值		**5,884,539,081**	5,607,912,991	**920,518,399**	963,825,348
減：固定資產減值準備		**(193,687,978)**	(144,503,099)	**(3,387,223)**	(12,016,504)
固定資產 — 淨額	(9)	**5,690,851,103**	5,463,409,892	**917,131,176**	951,808,844
在建工程	(10)	**83,305,944**	67,479,186	**30,801,991**	27,380,326
固定資產清理		**6,625,348**	562,155	**2,460,961**	—
固定資產合計		**5,780,782,395**	5,531,451,233	**950,394,128**	979,189,170
無形資產及其他資產					
無形資產	(11)	**773,793,857**	742,522,683	**144,803,650**	146,466,922
長期待攤費用	(12)	**5,501,787**	5,445,014	**1,977,400**	2,178,000
長期應收款	(3)	**35,892,810**	35,892,810	**35,892,810**	35,892,810
無形資產及其他資產合計		**815,188,454**	783,860,507	**182,673,860**	184,537,732
遞延稅項					
遞延稅款借項	三	**1,621,718**	1,621,718	**—**	—
資產總計		**10,622,510,856**	9,878,004,821	**6,782,033,045**	6,391,594,755

青島啤酒股份有限公司
資產負債表（續）

二零零五年六月三十日
（除特別註明外，金額單位為人民幣元）

負債及股東權益	附註五（除另註外）	二零零五年六月三十日 合併（未經審計）	二零零四年十二月三十一日 合併	二零零五年六月三十日 母公司（未經審計）	二零零四年十二月三十一日 母公司
流動負債					
短期借款	(13)	**1,264,596,055**	1,355,191,925	**827,650,000**	827,650,000
應付票據	(14)	**353,399,710**	442,923,686	**63,930,000**	103,197,863
應付賬款	(15)	**893,473,787**	659,060,773	**174,786,806**	108,443,037
預收賬款	(16)	**175,305,621**	150,565,481	**52,343,385**	57,879,242
應付工資		**15,368,482**	20,145,690	**—**	—
應付福利費		**44,001,476**	41,347,199	**1,531,581**	61,676
應付股利	(17)	**138,481,376**	2,100,000	**138,481,377**	2,100,000
應交税金	(18)	**460,638,796**	378,591,116	**99,595,175**	111,912,407
其他應交款	(19)	**15,130,961**	9,025,268	**7,038,430**	4,380,388
其他應付款	(20)	**1,124,576,477**	978,840,835	**330,092,707**	199,587,452
預提費用	(21)	**410,228,430**	177,808,162	**217,898,165**	101,876,674
預計負債	(22)	**27,000,000**	27,000,000	**27,000,000**	27,000,000
一年內到期的長期借款	(23)	**87,540,890**	24,442,114	**19,234,000**	19,234,000
一年內到期的可轉換公司債券		**—**	5,907,185	**—**	5,907,185
流動負債合計		**5,009,742,061**	4,272,949,434	**1,959,581,626**	1,569,229,924
長期負債					
長期借款	(23)	**24,924,290**	66,301,848	**—**	—
可轉換公司債券		**—**	1,207,720,025	**—**	1,207,720,025
長期應付款	七(6)	**139,400,485**	148,746,118	**1,717,134**	—
長期負債合計		**164,324,775**	1,422,767,991	**1,717,134**	1,207,720,025
負債合計		**5,174,066,836**	5,695,717,425	**1,961,298,760**	2,776,949,949
少數股東權益		**651,856,383**	595,605,213	**—**	—
股東權益					
股本	(24)	**1,308,219,178**	1,060,000,000	**1,308,219,178**	1,060,000,000
資本公積	(25)	**2,794,695,113**	1,803,507,053	**2,846,174,501**	1,854,986,441
盈餘公積	(26)	**498,782,868**	498,782,868	**329,035,118**	329,035,117
其中：法定公益金		**222,493,902**	222,493,902	**149,882,948**	149,882,948
未分配利潤	(27)	**190,786,284**	223,865,647	**337,305,488**	370,623,248
外幣報表折算差額		**4,104,194**	526,615	**—**	—
股東權益合計		**4,796,587,637**	3,586,682,183	**4,820,734,285**	3,614,644,806
負債與股東權益總計		**10,622,510,856**	9,878,004,821	**6,782,033,045**	6,391,594,755

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

青島啤酒股份有限公司
利潤表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣元)

項目	附註五 (除另註外)	**二零零五年 六月三十日止 六個月 合併 (未經審計)**	二零零四年 六月三十日止 六個月 合併 (未經審計)	**二零零五年 六月三十日止 六個月 母公司 (未經審計)**	二零零四年 六月三十日止 六個月 母公司 (未經審計)
一、主營業務收入	28, 六(4)	**4,977,182,183**	4,337,694,920	**1,695,297,988**	1,405,044,107
減：主營業務成本	28, 六(4)	**(2,946,031,926)**	(2,512,000,267)	**(935,563,854)**	(782,667,563)
主營業務稅金及附加	29	**(518,192,441)**	(465,105,083)	**(88,389,161)**	(81,763,401)
二、主營業務利潤		**1,512,957,816**	1,360,589,570	**671,344,973**	540,613,143
加：其他業務利潤	30	**19,649,914**	15,780,359	**866,815**	1,061,073
減：營業費用		**(831,677,690)**	(710,465,123)	**(340,659,145)**	(257,909,945)
管理費用		**(365,259,794)**	(324,382,325)	**(84,674,734)**	(75,602,737)
財務費用—淨額	31	**(24,970,997)**	(27,051,918)	**(10,047,162)**	(16,381,243)
三、營業利潤		**310,699,249**	314,470,563	**236,830,747**	191,780,291
加：投資收益	32, 六(5)	**(1,076,155)**	4,486,996	**(34,164,716)**	45,840,317
加：補貼收入	33	**28,385,939**	29,485,149	**—**	—
營業外收入	34	**9,116,359**	5,468,596	**441,579**	143,633
減：營業外支出	34	**(55,923,420)**	(108,612,357)	**(4,776,444)**	(58,072,075)
四、利潤總額		**291,201,972**	245,298,947	**198,331,166**	179,692,166
減：所得稅	三	**(83,455,080)**	(75,936,610)	**(35,416,049)**	(30,678,556)
少數股東損益		**(44,593,378)**	(21,111,776)	**—**	—
五、淨利潤		**163,153,514**	148,250,561	**162,915,117**	149,013,610

補充資料：

項目	**二零零五年 六月三十日止 六個月 合併 (未經審計)**	二零零四年 六月三十日止 六個月 合併 (未經審計)	**二零零五年 六月三十日止 六個月 母公司 (未經審計)**	二零零四年 六月三十日止 六個月 母公司 (未經審計)
1. 出售、處置部門或被投資單位收益	**—**	—	**—**	1,712,537
2. 自然災害發生的損失	**—**	—	**—**	—
3. 會計政策變更增加利潤總額	**—**	—	**—**	—
4. 會計估計變更增加利潤總額	**—**	—	**—**	—
5. 債務重組損失	**—**	—	**—**	—
6. 其他	**—**	51,068,422	**—**	51,068,422

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

青島啤酒股份有限公司
利潤分配表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣元)

項目	*附註五* (除另註外)	**二零零五年六月三十日止六個月合併(未經審計)**	二零零四年六月三十日止六個月合併(未經審計)	**二零零五年六月三十日止六個月母公司(未經審計)**	二零零四年六月三十日止六個月母公司(未經審計)
一、淨利潤		**163,153,514**	148,250,561	**162,915,117**	149,013,610
加：年初未分配利潤	27	**223,865,647**	259,760,239	**370,623,248**	359,653,103
二、可供分配的利潤		**387,019,161**	408,010,800	**533,538,365**	508,666,713
減：提取法定盈餘公積	27	—	—	—	—
提取法定公益金	27	—	—	—	—
三、可供股東分配的利潤		**387,019,161**	408,010,800	**533,538,365**	508,666,713
減：應付普通股股利	27	**(196,232,877)**	(212,000,000)	**(196,232,877)**	(212,000,000)
四、未分配利潤	27	**190,786,284**	196,010,800	**337,305,488**	296,666,713

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　*主管會計工作的負責人*：**孫玉國**　　*會計機構負責人*：**于竹明**

青島啤酒股份有限公司
現金流量表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣元)

項目	附註五	合併 (未經審計)	母公司 (未經審計)
一、經營活動產生的現金流量：			
銷售商品、提供勞務收到的現金		5,720,779,560	2,010,698,353
收到的補貼收入		32,710,849	—
收到的其他與經營活動有關的現金		485,984,879	50,146,207
現金流入小計		6,239,475,288	2,060,844,560
購買商品、接受勞務支付的現金		(2,977,130,725)	(1,043,644,713)
支付給職工以及為職工支付的現金		(344,732,654)	(74,093,437)
支付的各項稅費		(994,154,817)	(282,022,606)
支付的其他與經營活動有關的現金		(946,480,737)	(240,026,429)
現金流出小計		(5,262,498,933)	(1,639,787,185)
經營活動產生的現金流量淨額		976,976,355	421,057,375
二、投資活動產生的現金流量：			
收回投資所收到的現金		11,500,000	366,370,000
取得投資收益所收到的現金		9,436,151	51,801,900
處置固定資產所收回的現金淨額		15,717,126	295,287
收到的其他與投資活動有關的現金		28,269,070	—
現金流入小計		64,922,347	418,467,187
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(156,012,825)	(26,132,426)
投資所支付的現金		—	(698,370,000)
購買子公司所支付的現金		(208,033,331)	—
支付的其他與投資活動有關的現金		(1,777,702)	—
現金流出小計		(365,823,858)	(724,502,426)
投資活動產生的現金流量淨額		(300,901,511)	(306,035,239)
三、籌資活動產生的現金流量：			
借款所收到的現金		374,186,692	—
收到的其他與籌資活動有關的現金		53,713,188	39,744,863
現金流入小計		427,899,880	39,744,863
償還債務所支付的現金		(527,263,724)	—
分配股利、利潤或償付利息所支付的現金		(131,475,247)	(86,770,808)
其中：子公司支付少數股東股利		(32,005,400)	—
支付的其他與籌資活動有關的現金		(18,406,442)	(5,961,730)
現金流出小計		(677,145,413)	(92,732,538)
籌資活動產生的現金流量淨額		(249,245,533)	(52,987,675)
四、匯率變動對現金的影響		(304,458)	(3,762)
五、現金淨增加額	1	426,524,853	62,030,699

青島啤酒股份有限公司

現金流量表*（續）*

截至二零零五年六月三十日止六個月
（除特別註明外，金額單位為人民幣元）

補充資料	合併（未經審計）	母公司（未經審計）
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	163,153,514	162,915,117
加：少數股東損益	44,593,378	—
計提的資產減值準備	86,834,450	1,951,955
固定資產折舊	264,567,779	48,802,899
無形資產攤銷	16,293,011	2,643,584
長期待攤費用攤銷	964,118	200,600
待攤費用的（減少）／增加	(10,688,834)	169,155
預提費用的增加	218,439,829	115,087,078
處置固定資產的(收益)／損失	(4,140,596)	143,211
財務費用	29,286,014	9,572,269
投資損失	(543,845)	32,544,717
存貨的減少	(13,389,673)	(7,662,382)
經營性應收項目的減少	24,894,110	45,687,193
經營性應付項目的增加	156,713,100	9,001,979
經營活動產生的現金流量淨額	976,976,355	421,057,375
2. 現金淨增加情況：		
現金的期末餘額	1,742,264,376	619,439,574
減：現金的期初餘額	(1,315,739,523)	(557,408,875)
現金淨增加額	426,524,853	62,030,699

後附會計報表附註為會計報表的組成部分。

*企業負責人：***李桂榮**　　*主管會計工作的負責人：***孫玉國**　　*會計機構負責人：***于竹明**

一 公司簡介

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司的註冊資本為1,060,000,000元。

本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

本公司及其附屬公司(「本集團」)的主要業務為生產及銷售啤酒。

二 主要會計政策、會計估計和合併會計報表的編製方法

(a) 會計報表的編製基礎

本會計報表按照國家頒佈的企業會計準則和《企業會計制度》編製。

(b) 會計期間

本集團會計年度為西曆一月一日起至十二月三十一日止。

(c) 記賬本位幣

本集團的記賬本位幣為人民幣。

(d) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除本集團在改制為股份有限公司時進行評估的部份資產按國有資產管理部門確認後的評估值入賬外，資產在取得時按實際成本入賬；如果以後發生減值，則計提相應的減值準備。

(e) 外幣業務核算方法

外幣業務按業務發生當日中國人民銀行公佈的基準匯率折算為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債，按該日中國人民銀行公佈的基準匯率折算為人民幣，所產生的折算差額除了和固定資產購建期間因專門外幣資金借款產生的匯兑損益按資本化的原則處理外，直接計入當期損益。

(f) 外幣會計報表的折算方法

納入本集團會計報表合併範圍的子公司外幣資產負債表中的所有資產、負債項目均按資產負債表日中國人民銀行公佈的基準匯率折算為人民幣，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯率折算，未分配利潤項目以折算後利潤分配表中該項目的金額列示；利潤表按年度平均匯率折算，由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內；現金流量表項目均按資產負債表日中國人民銀行公佈的基準匯率折算。

(g) 現金及現金等價物

列示於現金流量表中的現金包括庫存現金及可隨時用於支付的銀行存款，現金等價物是指持有的期限不超過3個月、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(h) 短期投資

短期投資主要為委託貸款。委託貸款是指委託金融機構向關聯企業貸出的款項，其中一年內到期的部分計入短期投資，超過一年到期的部分計入長期投資。委託貸款按照合同約定的利率按期計提利息，對計提的利息到付息期不能收回的，停止繼續計提，並沖回已計提的部分。

(i) **應收款項及壞賬準備**

應收款項包括應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。

(1) 壞賬準備

本集團對應收款項的可收回性作出具體評估後計提壞賬準備。當有跡象表明應收款項的回收出現困難時，計提專項壞賬準備；對於其他未計提專項壞賬準備的應收款項，運用賬齡分析法按以下比例計提一般壞賬準備：

賬齡	比例
六個月以內	0%
六個月到1年	5%
1年到2年	50%
2年以上	100%

(2) 壞賬損失確認標準

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等，確認為壞賬，並沖銷已計提的相應壞賬準備。

(3) 應收票據貼現

本集團向金融機構貼現不附追索權的應收票據，視同已向購貨方或接受勞務方收取現金，按交易的款項扣除已轉銷的應收票據的賬面價值和相關稅費後的差額計入當期損益。

(j) **存貨**

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等，按成本與可變現淨值孰低法列示。

存貨於取得時按實際成本入賬。原材料和產成品的成本按加權平均法核算，低值易耗品及部份包裝物按預計使用年限採用直線法攤銷計入生產成本。產成品和在產品成本包括原材料，直接人工及按正常生產能力下適當比例分攤的所有間接生產費用。

存貨跌價準備一般按單個存貨項目計算的成本高於其可變現淨值的差額計提。可變現淨值按正常生產經營過程中，以存貨的估計售價減去估計至完工將要發生的成本、銷售費用及相關稅金後的金額確定。

本集團的存貨盤存制度為永續盤存制。

(k) **長期投資**

長期投資包括本公司對子公司和聯營企業的股權投資及其他準備持有超過一年的股權投資，以及不能或不準備隨時變現的債券和其他債權投資。

(1) 股權投資

子公司是指本公司直接或間接擁有其50%以上的表決權資本，或其他本公司有權決定其財務和經營政策並能據以從其經營活動中獲取利益的被投資單位；聯營企業是指本公司佔該企業表決權資本總額的20%或以上至50%，或對該企業財務和經營決策有重大影響的被投資單位。

長期股權投資的成本按投資時實際支付的價款或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司和聯營企業的長期股權投資採用權益法核算，對其他準備持有超過一年的股權投資採用成本法核算。

二 主要會計政策、會計估計和合併會計報表的編製方法（續）

(k) 長期投資（續）

(1) 股權投資（續）

二零零三年三月十七日前發生的長期股權投資採用權益法核算時，初始投資成本與應享有被投資單位所有者權益份額之間的差額，採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時，初始投資成本小於應享有被投資單位所有者權益份額的差額，作為資本公積；初始投資成本大於應享有被投資單位所有者權益份額的差額，採用直線法按10年攤銷。

採用權益法核算時，投資損益按應享有或應分擔被投資單位當年實現的淨利潤或發生的淨虧損份額確認，並調整長期股權投資的賬面價值。被投資單位所分派的現金股利則於股利宣告分派時相應減少長期股權投資的賬面價值。採用成本法核算時，投資收益在被投資企業宣告分派股利時確認。

(2) 長期投資減值準備

長期投資由於市價持續下跌或被投資單位經營狀況惡化等原因導致其可收回金額低於賬面價值時，按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

如果有跡象表明以前年度據以計提減值準備的各種因素發生變化，使得該項投資的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

(l) 固定資產和折舊

固定資產是指為生產商品或經營管理而持有的、使用期限在一年以上且單位價值較高的有形資產。自二零零一年一月一日起利用土地建造自用項目時，土地使用權的賬面價值構成房屋、建築物成本的一部分。

購置或新建的固定資產按取得時的成本作為入賬價值。對本集團在改制時進行評估的固定資產，按其經國有資產管理部門確認後的評估值作為入賬價值。

固定資產折舊採用直線法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及尚可使用年限確定折舊額。

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

	預計使用年限	預計淨殘值率	年折舊率
房屋及建築物			
— 成本	20-40年	3%	2.4%-4.9%
— 土地使用權（另見附註二、n(1)）	50年	0%	2%
機器設備	5-14年	3%	6.9%-19.4%
運輸設備	5-12年	3%	8.1%-19.4%
其他設備	5-10年	3%	9.7%-19.4%

固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入營業外收入或支出。

固定資產的修理及維護支出於發生時計入當期費用。固定資產的重大改建、擴建、改良及裝修等後續支出，在使該固定資產可能流入企業的經濟利益超過了原先的估計時，予以資本化。重大改建、擴建及改良等後續支出按直線法於固定資產尚可使用期間內計提折舊，裝修支出按直線法在預計受益期間內計提折舊。

期末對固定資產按照賬面價值與可收回金額孰低計量。如果有跡象或環境變化顯示單項固定資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(m) 在建工程

在建工程指興建中或安裝中的資本性資產，以實際發生的支出作為工程成本入賬。工程成本包括建築費用及其他直接費用、機器設備原價及安裝費用，以及在資產達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

如果有跡象或環境變化顯示單項在建工程賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。如果有跡象表明以前年度據以計提資產減值準備的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

(n) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟體及專有技術等。

(1) 土地使用權

以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款入賬，於開始建造項目前作為無形資產核算，並採用直線法按預計使用年限50年攤銷。自二零零一年一月一日起，利用土地建造項目時，將相應土地使用權的賬面價值全部轉入在建工程成本。

(2) 商標使用權

商標使用權主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年攤銷。

其他商標使用權是於收購子公司時取得，按照其收購時的價值入賬，並根據其預計使用年限按5至10年平均攤銷。

(3) 電腦軟體

電腦軟體按實際支付的價款入賬，並按預計使用年限平均攤銷。

(4) 專有技術

專有技術按照各股東確認的價值入賬，並按照10年平均攤銷。本集團自行開發專有技術發生的研究與開發費用，於發生時確認為當期費用。

(5) 無形資產減值準備

期末對無形資產按照賬面價值與可收回金額孰低計量。如果有跡象或環境變化顯示單項無形資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(o) 長期待攤費用

長期待攤費用包括綠化費用及其他已經支出但攤銷期限在一年以上(不含一年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(p) 借款費用

為購建固定資產而發生專門借款所產生的利息、輔助費用及匯兌損益等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

其他借款發生的借款費用，於發生時計入當期財務費用。

(q) 可轉換公司債券

發行的可轉換公司債券按實際發行價格總額確認為負債。債券發行價格總額與債券面值總額的差額作為債券的溢／折價，在債券的存續期間內按直線法攤銷。

應付的可轉換公司債券利息按期計提。利息費用及發行費用計入當期財務費用。

可轉換公司債券轉換為股票時，按可轉換的股數與股票面值計算的總額轉換為股本，債券的賬面價值與轉換為股本額之間的差額計入資本公積。

(r) 預計負債

因產品質量保證、對外提供擔保、未決訴訟等事項形成的某些現時義務，且該義務的履行很可能會導致經濟利益的流出，在該支出金額能夠可靠計量時，確認為預計負債。預計負債按照以前年度的相關經驗以最佳估計金額入賬。

(s) 職工社會保障及福利

本集團的在職職工參加由當地政府機構設立及管理的職工社會保障體系，包括養老及醫療保險、住房公積金及其他社會保障制度。除此之外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取保險費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(t) 股利分配

股東大會批准的擬分配的現金股利於批准的當期確認為負債。

(u) 收入確認

(1) 銷售產品

在已將產品所有權上的主要風險和報酬轉移給購貨方，並且不再對該產品實施繼續管理和控制，與交易相關的經濟利益能夠流入本集團，相關的收入和成本能夠可靠計量時確認銷售收入的實現。

(2) 其他收入按下列基礎確認：

利息收入按存款及委託貸款的存續期間和合同或協議規定的利率計算確認。

補貼收入於收到有關收入時確認。

(v) 經營租賃

經營租賃的租賃費用在租賃期內按直線法確認為期間費用。

二 主要會計政策、會計估計和合併會計報表的編製方法(續)

(w) 所得税的會計處理方法

本集團對所得税費用的會計處理採用納税影響會計法。遞延税款按債務法根據時間性差異計算。時間性差異為因有關税收法規與會計制度在確認收入、費用或損益時的時間不同而產生的應納税所得額差異。時間性差異按現行適用的税率對累計產生的所得税影響金額進行調整。

時間性差異能在近期轉回且預計有足夠的應納税所得額可以抵減時，確認產生的遞延税款借項。

(x) 合併會計報表的編製方法

合併會計報表的範圍包括本公司及納入合併範圍的子公司。合併會計報表系根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》、《企業會計制度》及相關規定編製。

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤予以合併；從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤已在合併會計報表編製時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分作為少數股東權益在合併報表中單獨列示。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

三 税項

本集團適用的主要税種及其税率列示如下：

税種	税率	計税基礎	
企業及地方所得税	15-33%	應納税所得額	
增值税	17%	啤酒產品：按應納税銷售額的17%扣除當期允許抵扣的進項税後的餘額計繳	
消費税	不適用	**啤酒產品售價**	**單位消費税**
		人民幣3,000元／噸以上	人民幣250元／噸
		人民幣3,000元／噸以下	人民幣220元／噸

(a) 企業及地方所得税

	截至二零零五年六月三十日止六個月(未經審計)	截至二零零四年六月三十日止六個月(未經審計)
中國企業及地方所得税*(1)*	**81,790,103**	74,483,833
香港利得税*(2)*	**1,664,977**	1,452,777
	83,455,080	75,936,610

(1) 中國企業及地方所得税

中國企業及地方所得税乃根據截至二零零五年六月三十日止六個月(「本期間」)實現的利潤總額按國家規定的須繳納部分計算，所有可以享受的免税優惠已考慮在內。

根據國家税務總局在一九九四年四月十八日發出的批文，自本公司成立日起及在新的企業所得税法有特別説明之前，本公司的所得税暫按15%的税率徵收，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，確認延長這項税務優惠直至另行通知。

三　稅項（續）

(a) 企業及地方所得稅（續）

(1) 中國企業及地方所得稅（續）

青島啤酒（郴州）有限公司（「郴州公司」）及深圳青島啤酒朝日有限公司（「深朝日」）被確認為外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受兩免三減半的稅收優惠政策。本年度為郴州公司的第四個獲利年度以及深朝日的第五個獲利年度。因此，郴州公司及深朝日分別按16.5%及7.5%計算繳納所得稅。

深圳市青島啤酒華南營銷有限公司（「深銷售」）、深圳市青島啤酒華南投資有限公司（「華南投資」）、青島啤酒（珠海）有限公司（「珠海公司」）、青島啤酒（斗門）麥芽有限公司（「斗門公司」）、青島啤酒（廈門）有限公司（「廈門公司」）及青島啤酒（廈門）銷售有限公司（「廈門銷售」）因分別設立於深圳、珠海及廈門經濟特區，按有關稅務條例以15%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的應納稅所得額按33%計算繳納。

(2) 香港利得稅

香港利得稅乃根據本期間估計的應納稅所得額按17.5%之稅率計算繳納。

(3) 遞延稅款資產

考慮到部分子公司仍處於虧損狀態，因此部份遞延稅款資產的變現性具有較大的不確定性，本集團未對於二零零六年至二零一零年內預期可抵扣應納稅所得額的虧損而產生的遞延稅款約414,406,000元（二零零四年十二月三十一日：311,000,000元）予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延稅款資產因部分子公司仍處於虧損狀態，並且該等資產減值準備能否抵減應納稅所得額在很大程度上取決於有關稅務部門的批准。因此，本集團未對該等遞延稅款約157,213,000元（二零零四年十二月三十一日：135,844,000元）予以確認。

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(c) 消費稅

根據中國財政部、國家稅務總局頒佈了《關於調整酒類產品消費稅政策的通知》（財稅[2001]84號）規定每噸啤酒出廠價格（含包裝物及包裝物押金）在3,000元以上的，單位消費稅額為每噸250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

四 子公司及聯營公司

(a) 於二零零五年六月三十日，納入合併範圍的子公司包括：

被投資單位全稱	註冊地點	企業性質	註冊資本（萬元）	經營範圍	本集團對其投資額（人民幣）	本公司持有權益比例(%) 直接	間接
深圳市青島啤酒華南投資有限公司	中國深圳	有限責任公司	人民幣20,000	投資	190,000,000	95%	—
青島啤酒（珠海）有限公司	中國珠海	有限責任公司	人民幣6,000	國內啤酒生產及銷售	61,272,851	—	72.83%
青島啤酒（三水）有限公司	中國三水	有限責任公司	人民幣4,134	國內啤酒生產及銷售	54,408,671	—	71.25%
青島啤酒（郴州）有限公司	中國郴州	有限責任公司	人民幣7,000	國內啤酒生產及銷售	59,471,148	—	84.36%
青島啤酒（黃石）有限公司（「黃石公司」）	中國黃石	有限責任公司	人民幣500	國內啤酒生產及銷售	12,536,286	—	90.25%
青島啤酒（應城）有限公司（「應城公司」）	中國應城	有限責任公司	人民幣500	國內啤酒生產及銷售	9,735,846	—	90.25%
深圳青島啤酒朝日有限公司	中國深圳	有限責任公司	美元3,000	啤酒生產及銷售	126,746,680	51%	—
深圳市青島啤酒華南營銷有限公司	中國深圳	有限責任公司	人民幣2,000	國內啤酒貿易	19,000,000	95%	—
青島啤酒華東控股有限公司（「華東控股」）	中國上海	有限責任公司	人民幣10,000	投資	95,035,102	95%	—
青島啤酒華東上海銷售有限公司	中國上海	有限責任公司	人民幣300	國內啤酒貿易	2,565,000	—	94.05%
青島啤酒華東南京銷售有限公司	中國南京	有限責任公司	人民幣100	國內啤酒貿易	665,000	—	93.88%
青島啤酒（上海）有限公司（「上海公司」）	中國上海	有限責任公司	人民幣5,000	國內啤酒生產及銷售	45,235,152	—	90.25%
青島啤酒（蕪湖）有限公司	中國蕪湖	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,181,422	—	85.50%
青島啤酒（馬鞍山）有限公司（「馬鞍山公司」）	中國馬鞍山	有限責任公司	人民幣500	國內啤酒生產及銷售	6,191,339	—	90.25%
青島啤酒上海松江有限公司（「松江公司」）	中國上海	有限責任公司	美元3,664	國內啤酒生產及銷售	287,233,335	75%	—
青島啤酒（壽光）有限公司（「壽光公司」）	中國壽光	有限責任公司	人民幣6,061	國內啤酒生產及銷售	60,748,122	99%	—
青島啤酒（濰坊）有限公司（「濰坊公司」）	中國濰坊	有限責任公司	人民幣500	國內啤酒生產及銷售	7,372,131	70%	—
青島啤酒（安丘）有限公司（「安丘公司」）	中國安丘	有限責任公司	人民幣500	國內啤酒生產及銷售	5,764,489	95%	—
青島啤酒第三有限公司（「第三公司」）	中國平度	有限責任公司	人民幣1,000	國內啤酒生產及銷售	9,836,412	95%	—
青島啤酒（徐州）有限公司	中國沛縣	有限責任公司	人民幣3,934	國內啤酒生產及銷售	27,462,801	66%	—
青島啤酒（徐州彭城）有限公司	中國彭城	有限責任公司	人民幣500	國內啤酒生產及銷售	20,744,001	90%	—
青島啤酒（薛城）有限公司	中國薛城	有限責任公司	人民幣4,500	國內啤酒生產及銷售	41,452,447	85%	—
青島啤酒（滕州）有限公司（「滕州公司」）	中國滕州	有限責任公司	人民幣1,500	國內啤酒生產及銷售	18,547,503	95%	—
青島啤酒（台兒莊）麥芽有限公司	中國台兒莊	有限責任公司	人民幣500	國內麥芽製造及貿易	5,854,522	—	86.20%
北京青島啤酒三環有限公司（「三環公司」）	中國北京	有限責任公司	美元2,890	國內啤酒生產及貿易	37,561,561	29%	25.00%
北京五星青島啤酒有限公司（「五星公司」）	中國北京	有限責任公司	人民幣86,200	國內啤酒生產及銷售	112,304,883	38%	25.00%
青島啤酒（福州）有限公司（「福州公司」）	中國福州	有限責任公司	美元2,683	國內啤酒生產及貿易	78,344,465	75%	25.00%
青島啤酒（廊坊）有限公司	中國廊坊	有限責任公司	人民幣2,000	國內啤酒生產及銷售	14,460,000	—	72.30%
青島啤酒西安有限責任公司（「西安公司」）	中國西安	有限責任公司	人民幣22,220	國內啤酒生產及銷售	172,905,951	76%	—
青島啤酒渭南有限責任公司	中國渭南	有限責任公司	人民幣5,000	國內啤酒生產及銷售	14,420,490	28%	54.79%
青島啤酒（鞍山）有限公司	中國鞍山	有限責任公司	人民幣5,000	國內啤酒生產及銷售	30,000,000	60%	—
青島啤酒（興凱湖）有限公司（「興凱湖公司」）	中國雞西	有限責任公司	人民幣2,000	國內啤酒生產及銷售	48,826,291	95%	—
青島啤酒（密山）有限公司	中國密山	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,000,000	95%	—
青島啤酒（哈爾濱）有限公司	中國哈爾濱	有限責任公司	人民幣2,200	國內啤酒生產及銷售	82,770,378	95%	—
青島啤酒（蓬萊）有限公司	中國蓬萊	有限責任公司	人民幣3,750	國內啤酒生產及銷售	30,000,000	80%	—
青島啤酒（榮成）有限公司（「榮成公司」）	中國榮成	有限責任公司	人民幣2,000	國內啤酒生產及銷售	65,103,434	70%	—

四 子公司及聯營公司*(續)*

(a) *(續)*

被投資單位全稱	註冊地點	企業性質	註冊資本(萬元)	經營範圍	本集團對其投資額(人民幣)	本公司持有權益比例(%) 直接	間接
青島啤酒集團進出口有限公司	中國青島	有限責任公司	人民幣1,100	進出口啤酒貿易	10,750,000	98%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	有限責任公司	人民幣3,461	國內啤酒生產及銷售	37,625,391	94%	—
青島啤酒開發有限公司	中國青島	有限責任公司	人民幣132	國內啤酒貿易	1,320,000	100%	—
青島啤酒(平原)有限公司(「平原公司」)	中國平原	有限責任公司	人民幣500	國內啤酒生產及銷售	18,116,959	90%	—
青島啤酒(日照)有限公司	中國日照	有限責任公司	人民幣1,000	國內啤酒生產及銷售	20,392,000	95%	—
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	有限責任公司	人民幣1,000	國內啤酒生產及銷售	16,998,522	90%	—
青島啤酒(重慶)有限公司	中國重慶	有限責任公司	人民幣700	國內啤酒生產及銷售	6,808,575	95%	—
青島啤酒(台州)有限公司(「台州公司」)	中國台州	有限責任公司	人民幣1,000	國內啤酒生產及銷售	2,592,967	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	香港	有限責任公司	港幣50	香港啤酒貿易	533,881	100%	—
青島啤酒(漢中)有限公司	中國漢中	有限責任公司	人民幣2,941	國內啤酒生產及貿易	15,000,000	—	50.23%
青島啤酒(斗門)麥芽有限公司	中國珠海	有限責任公司	人民幣1,000	國內麥芽製造及貿易	30,235,355	—	85.82%
青島啤酒(瀘州)有限公司(「瀘州公司」)	中國瀘州	有限責任公司	人民幣11,111	國內啤酒生產及銷售	105,554,500	95%	—
青島啤酒(南京)有限公司	中國南京	有限責任公司	美元500	國內啤酒生產及貿易	17,394,600	75%	—
青島啤酒(宿遷)有限公司(「宿遷公司」)	中國宿遷	有限責任公司	人民幣1,000	國內啤酒生產及貿易	12,193,668	95%	—
北京青島啤酒北方銷售公司	中國北京	有限責任公司	人民幣2,998	國內啤酒貿易	27,356,750	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	有限責任公司	人民幣1,000	國內啤酒貿易	9,925,000	85%	14.25%
青島啤酒(嶗山)有限公司	中國青島	有限責任公司	人民幣1,664	國內啤酒生產及貿易	16,635,592	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司	中國滕州	有限責任公司	人民幣50	國內啤酒貿易	437,500	—	90.00%
青島啤酒(蘇州)有限公司	中國太倉	有限責任公司	人民幣500	國內啤酒生產及貿易	4,895,000	10%	85.50%
青島啤酒華東杭州銷售有限公司	中國杭州	有限責任公司	人民幣100	國內啤酒貿易	855,000	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	有限責任公司	人民幣300	國內啤酒貿易	1,710,000	—	76.10%
青島啤酒西南銷售有限公司	中國成都	有限責任公司	人民幣200	國內啤酒貿易	1,960,000	60%	38.00%
青島啤酒(隨州)有限公司(「隨州公司」)	中國隨州	有限責任公司	人民幣2,400	國內啤酒生產及銷售	8,550,000	—	85.50%
青島啤酒(天門)有限公司(「天門公司」)	中國天門	有限責任公司	人民幣1,800	國內啤酒生產及銷售	4,960,197	—	85.50%
青島啤酒(台州)銷售有限公司	中國台州	有限責任公司	人民幣680	國內啤酒貿易	2,463,319	—	48.45%
青島祥宏商務有限公司	中國青島	有限責任公司	人民幣100	汽車租賃	950,000	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	有限責任公司	人民幣100	國內啤酒貿易	469,680	—	94.47%
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	有限責任公司	人民幣200	國內啤酒貿易	1,460,000	—	90.30%
青島啤酒(廈門)有限公司	中國廈門	有限責任公司	人民幣9,000	國內啤酒生產及銷售	90,000,000	75%	25.00%
青島啤酒(廈門)銷售有限公司	中國廈門	有限責任公司	人民幣100	國內啤酒貿易	800,000	—	95.00%
青島啤酒海豐倉儲有限公司	中國青島	有限責任公司	人民幣1,000	倉儲、加工、運輸	5,500,000	—	53.75%
青島啤酒(長沙)有限公司	中國長沙	有限責任公司	人民幣6,800	國內啤酒生產及銷售	66,980,000	70%	28.50%
徐州彭城啤酒銷售有限公司	中國徐州	有限責任公司	人民幣500	啤酒銷售	4,190,000	—	83.80%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)	中國蘭州	股份有限公司	人民幣17,442	國內啤酒生產及銷售	65,010,000	50%	5.06%
青島啤酒武威有限責任公司	中國蘭州	有限責任公司	人民幣3,610	國內啤酒生產及銷售	19,775,580	—	54.90%
青島啤酒(漳州)有限公司(「漳州公司」)	中國漳州	有限責任公司	人民幣3,888	國內啤酒生產及銷售	26,355,000	90%	—
青島啤酒(揚州)有限公司(「揚州公司」)(b)	中國揚州	有限責任公司	人民幣500	國內啤酒生產及銷售	1,017,142	20%	—
南寧青島啤酒有限公司(「南寧公司」)(a(i))	中國南寧	有限責任公司	人民幣73,000	國內生產及銷售啤酒	276,336,000	—	71.25%
馬鞍山市鐘山瓶箱回收有限公司(a(ii))	中國馬鞍山	有限責任公司	人民幣30	廢舊啤酒包裝物回收再利用	273,750	—	91.25%

(a) *(續)*

被投資單位全稱	註冊地點	企業性質	註冊資本 (萬元)	經營範圍	本集團對其投資額 (人民幣)	本公司持有權益比例(%) 直接	間接
滕州天發廢舊瓶回收公司(a(ii))	中國滕州	有限責任公司	人民幣30	廢舊啤酒包裝物回收再利用	256,500	—	85.5%
徐州市縣興隆舊瓶回收有限公司(a(ii))	中國徐州	有限責任公司	人民幣60	廢舊啤酒包裝物回收再利用	330,000	—	55%
揚州中丹啤酒物資回收有限公司(a(ii)) ***	中國揚州	有限責任公司	人民幣100	廢舊啤酒包裝物回收再利用	162,743	—	16%
蓬萊舊瓶回收站(a(ii))	中國蓬萊	有限責任公司	人民幣52	廢舊啤酒包裝物回收再利用	517,000	—	80%

*** 揚州公司持有其80%的權益比例

本期間，本集團新收購／新納入合併範圍的子公司情況如下：

(i) 於二零零三年六月，本公司之子公司華南投資與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽訂了股權轉讓合同，由華南投資出資人民幣90,000,000受讓泰聯釀造持有的南寧公司30%的股權，相關手續已於二零零四年一月辦理完畢。於二零零四年五月，華南投資又與泰聯釀造簽署了另一份股權轉讓協議，華南投資以200,880,000元的代價受讓泰聯釀造持有的南寧公司額外45%之股權，相關的股權轉讓手續已於二零零五年二月辦理完畢。上述股權轉讓完成後，本公司對南寧公司之間接權益比例由28.5%增加到71.25%，南寧公司亦由本公司的聯營公司變成為本公司的控股子公司。

(ii) 二零零四年度，由於該等子公司的主營業務收入、資產總額及淨利潤均少於本集團合併報表相應指標的10%而未予合併，本年度該等子公司被納入合併範圍。

(b) 根據本公司與青島啤酒集團有限公司(「青啤集團」)於二零零三年一月及二零零四年十二月就揚州公司的委託經營所簽訂的委託經營管理協議及其補充協議，青啤集團將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委託本公司行使及承擔，本公司並已委託人員進入揚州公司董事會，擁有董事會半數以上的投票權，因此本公司將揚州公司納入本公司的合併報表範圍。

(c) 於二零零五年六月三十日，本集團的主要聯營公司包括：

被投資單位全稱	註冊地點	企業性質	註冊資本	經營範圍	本集團對其投資額	本公司持有權益比例(%) 直接	間接
青華國際貿易發展有限公司(「青華國際」)	加拿大	境外有限責任公司	美元500,000	國際貿易及啤酒銷售	2,077,625	50%	—
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青」)	中國遼寧	有限責任公司	人民幣2,000,000	國內銷售啤酒	600,000	30%	—
青島啤酒朝日飲品有限公司(「朝日飲品」)	中國青島	有限責任公司	人民幣90,000,000	國內生產及銷售茶飲料	33,768,000	—	37.52%
青島啤酒招商物流有限公司(「招商物流」)	中國青島	有限責任公司	人民幣5,000,000	物流服務與管理	1,500,000	30%	—

五 合併會計報表主要項目註釋

(1) 貨幣資金

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
現金	**1,234,350**	1,037,195
銀行存款	**1,744,129,154**	1,329,290,329
其他貨幣資金	**27,797,354**	32,225,608
	1,773,160,858	1,362,553,132

其他貨幣資金主要是本集團為取得銀行承兑匯票按規定存入銀行的保證金。

於二零零五年六月三十日，貨幣資金中包括以下外幣餘額：

外幣名稱	外幣金額 (未經審計)	匯率	折合人民幣 (未經審計)
美元	5,162,808	8.2765	42,729,980
港元	49,487,270	1.0651	52,708,892
			95,438,872

列示於現金流量表的現金包括：

	二零零五年 六月三十日 (未經審計)
貨幣資金	**1,773,160,858**
減：受到限制的存款	**(30,896,482)**
二零零五年六月三十日現金餘額	**1,742,264,376**
減：二零零四年十二月三十一日現金餘額	**(1,315,739,523)**
現金淨增加額	**426,524,853**

(2) 應收票據

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
銀行承兑匯票	**127,591,791**	98,594,467

於二零零五年六月三十日，以上承兑匯票均無用作質押，且均在六個月內到期。

五 合併會計報表主要項目註釋 *(續)*

(3) 應收賬款及長期應收款

(a) 應收賬款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
應收賬款	**464,929,123**	404,046,820
減：壞賬準備	**(252,295,446)**	(244,627,424)
	212,633,677	159,419,396

於二零零五年六月三十日，本集團應收賬款壞賬準備的增加包括收購南寧公司時併入的2,325,582元的壞賬準備。

應收賬款的賬齡及相應的壞賬準備分析如下：

賬齡	二零零五年六月三十日 金額（未經審計）	比例(%)（未經審計）	壞賬準備（未經審計）	二零零四年十二月三十一日 金額	比例(%)	壞賬準備
1年以內	**192,739,515**	**41.46%**	**(704,317)**	139,701,518	34.58%	(4,149,981)
1到2年	**42,170,324**	**9.07%**	**(37,346,452)**	38,204,721	9.46%	(32,031,238)
2到3年	**38,903,897**	**8.37%**	**(38,785,226)**	57,831,200	14.31%	(56,077,894)
3年以上	**191,115,387**	**41.10%**	**(175,459,451)**	168,309,381	41.65%	(152,368,311)
	464,929,123	**100.00%**	**(252,295,446)**	404,046,820	100.00%	(244,627,424)

於二零零五年六月三十日，應收賬款餘額中無應收持本公司5%(含5%)以上表決權股份的股東款項。

於二零零五年六月三十日，應收賬款前五名金額合計約為122,298,000元(二零零四年十二月三十一日：144,351,000元)，佔應收賬款債務人欠款的26.3%(二零零四年十二月三十一日：35.73%)。

(b) 長期應收款

於二零零一年度，本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及本集團的關聯公司 — 青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按8年分期歸還此項欠款。同時，本集團的關聯公司 — 青啤集團對欠款提供了擔保。截至二零零五年六月三十日止，本集團已收回欠款約32,439,000元，並對欠款計提了21,668,190元的壞賬準備。餘下之欠款(扣除壞賬準備後)15,000,000元及35,892,810元分別在應收賬款及長期應收款內反映。

五 合併會計報表主要項目註釋（續）

(4) 其他應收款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
其他應收款	331,767,280	309,695,727
減：壞賬準備	(87,380,267)	(72,778,396)
	244,387,013	236,917,331

其他應收款的賬齡及相應的壞賬準備分析如下：

賬齡	二零零五年六月三十日 金額（未經審計）	比例(%)（未經審計）	壞賬準備（未經審計）	二零零四年十二月三十一日 金額	比例(%)	壞賬準備
1年以內	207,898,693	64.28%	(1,385,310)	159,386,302	51.47%	(1,988,657)
1到2年	37,770,789	11.38%	(7,893,175)	62,418,846	20.15%	(8,592,680)
2到3年	12,247,462	3.69%	(10,487,419)	11,593,093	3.74%	(9,805,876)
3年以上	73,850,336	20.65%	(67,614,363)	76,297,486	24.64%	(52,391,183)
	331,767,280	100.00%	(87,380,267)	309,695,727	100.00%	(72,778,396)

於二零零五年六月三十日，其他應收款餘額中無應收持本公司5%（含5%）以上表決權股份的股東欠款。

於二零零五年六月三十日，其他應收款前五名債務人的欠款金額合計約為37,869,000元（二零零四年十二月三十一日：44,983,000元），佔其他應收款總額的11.41%（二零零四年十二月三十一日：14.53%）。

(5) 預付賬款

賬齡	二零零五年六月三十日 金額（未經審計）	比例(%)（未經審計）	二零零四年十二月三十一日 金額	比例(%)
1年以內	100,239,136	97.55%	202,265,035	94.06%
1到2年	1,469,909	1.43%	11,374,548	5.29%
2到3年	273,848	0.27%	491,968	0.23%
3年以上	774,497	0.75%	897,481	0.42%
	102,757,390	100.00%	215,029,032	100.00%

於二零零五年六月三十日，預付賬款餘額中無持有本公司5%（含5%）以上表決權股份的股東的欠款。

本集團賬齡超過一年的預付賬款主要為購貨支付的定金。

五 合併會計報表主要項目註釋 *(續)*

(6) 存貨

	二零零四年十二月三十一日			二零零五年六月三十日（未經審計）
成本				
原材料	447,107,748			**454,992,787**
包裝物	484,828,875			**501,507,470**
低值易耗品	213,844,368			**203,435,176**
委託加工物資	1,666,500			**4,942,068**
在產品	162,750,184			**189,972,208**
產成品	114,277,840			**112,848,266**
	1,424,475,515			**1,467,697,975**
存貨跌價準備		本期增加（未經審計）	本期減少（未經審計）	
原材料	(5,213,064)	—	310,325	**(4,902,739)**
包裝物	(25,739,575)	(15,661,896)	473,570	**(40,927,901)**
產成品	(10,691,505)	—	—	**(10,691,505)**
	(41,644,144)	(15,661,896)	783,895	**(56,522,145)**
	1,382,831,371			**1,411,175,830**

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。

於本期間，本集團確認為成本及費用的存貨成本約為2,996,000,000元（截至二零零四年六月三十日止六個月：約2,558,000,000元）。

(7) 待攤費用

	二零零四年十二月三十一日	本期增加（未經審計）	本期攤銷（未經審計）	二零零五年六月三十日（未經審計）	期末結存原因
保險費	8,444,297	6,303,101	(8,347,096)	**6,400,302**	尚未攤銷完畢
廣告費	9,375	2,965,700	(1,062,927)	**1,912,148**	尚未攤銷完畢
房屋租賃費	1,110,177	2,660,349	(2,413,223)	**1,357,303**	尚未攤銷完畢
其他	4,742,829	37,559,327	(26,275,601)	**16,026,555**	尚未攤銷完畢
	14,306,678	49,488,477	(38,098,847)	**25,696,308**	

五 合併會計報表主要項目註釋*(續)*

(8) 長期股權投資

	二零零四年 十二月三十一日	本期增加 (未經審計)	本期減少 (未經審計)	**二零零五年 六月三十日 (未經審計)**
長期股權投資				
未合併子公司*(附註四(a)(ii))*	2,267,132	—	(2,267,132)	**—**
聯營企業*(a)*	89,090,416	624,174	(66,072,370)	**23,642,220**
股權投資差額*(b)*	(8,955,862)	107,934,427	(2,409,773)	**96,568,792**
其他*(c)*	24,964,488	—	(93,860)	**24,870,628**
	107,366,174	108,558,601	(70,843,135)	**145,081,640**
長期股權投資減值準備*(c)*	(15,946,218)	(1,620,000)	—	**(17,566,218)**
	91,419,956	106,938,601	(70,843,135)	**127,515,422**

本集團的長期投資不存在變現及收益滙回的重大限制。

(a) 聯營企業

	佔被投資公司註冊資本比例		投資金額		累計權益變動				賬面餘額	
	二零零四年 十二月 三十一日	**二零零五年 六月三十日 (未經審計)**	二零零四年 十二月 三十一日	**二零零五年 六月三十日 (未經審計)**	二零零四年 十二月 三十一日	本期增減額 (未經審計)	**二零零五年 六月三十日 (未經審計)**	本期轉入 子公司 (未經審計)	二零零四年 十二月 三十一日	**二零零五年 六月三十日 (未經審計)**
青華國際	50%	**50%**	2,077,625	**2,077,625**	—	—	**—**	—	2,077,625	**2,077,625**
遼寧沈青	30%	**30%**	600,000	**600,000**	95,297	357	**95,654**	—	695,297	**695,654**
朝日飲品	37.52%	**37.52%**	36,000,000	**36,000,000**	(16,971,305)	(2,329,468)	**(19,300,773)**	—	19,028,695	**16,699,227**
南寧公司	28.5%	**71.25%**	83,657,055	**—**	(19,914,153)	(1,444,663)	**(21,358,816)**	(62,298,239)	63,742,902	**—**
招商物流	30%	**30%**	1,500,000	**1,500,000**	133,779	623,817	**757,596**	—	1,633,779	**2,257,596**
其他			1,822,046	**1,822,046**	90,072	—	**90,072**	—	1,912,118	**1,912,118**
			125,656,726	**41,999,671**	(36,566,310)	(3,149,957)	**(39,716,267)**	(62,298,239)	89,090,416	**23,642,220**

五 合併會計報表主要項目註釋 *(續)*

(8) 長期股權投資 *(續)*

(b) 股權投資差額

	原始金額 (未經審計)	攤銷期限	累計攤銷 (未經審計)	二零零四年十二月三十一日	本期增加 (未經審計)	本期攤銷 (未經審計)	**二零零五年六月三十日 (未經審計)**
南寧公司	116,680,359	10年	(4,836,823)	7,944,222	107,934,427	(4,035,113)	**111,843,536**
福州公司	64,192,777	10年	(21,091,680)	46,310,736	—	(3,209,639)	**43,101,097**
甘肅農墾	46,545,278	10年	(4,654,528)	45,552,191	—	(3,661,441)	**41,890,750**
三環公司	49,285,564	10年	(20,535,651)	31,214,191	—	(2,464,278)	**28,749,913**
漳州公司	47,072,866	10年	(3,522,090)	15,278,163	—	(779,745)	**14,498,418**
廈門公司	6,850,148	10年	(685,015)	6,507,640	—	(342,507)	**6,165,133**
天門公司	13,807,262	10年	(13,807,262)	(115,061)	—	115,061	**—**
上海松江	(133,483,335)	10年	61,272,528	(78,884,974)	—	6,674,167	**(72,210,807)**
五星公司	(54,539,713)	10年	22,724,880	(34,541,819)	—	2,726,986	**(31,814,833)**
興凱湖公司	(29,432,291)	10年	23,329,368	(7,574,538)	—	1,471,615	**(6,102,923)**
三水公司	(6,070,368)	10年	2,319,963	(4,053,923)	—	303,518	**(3,750,405)**
台州公司	(9,475,249)	10年	5,629,801	(4,319,210)	—	473,762	**(3,845,448)**
平原公司	(13,611,443)	10年	10,710,375	(3,581,640)	—	680,572	**(2,901,068)**
上海公司	(6,738,922)	10年	4,571,350	(2,504,518)	—	336,946	**(2,167,572)**
馬鞍山公司	(6,264,970)	10年	4,042,863	(2,535,355)	—	313,248	**(2,222,107)**
其他子公司	(71,625,268)	10年	48,672,912	(23,651,967)	—	(1,012,925)	**(24,664,892)**
	13,192,695		114,140,991	(8,955,862)	107,934,427	(2,409,773)	**96,568,792**

(c) 其他股權投資

被投資公司名稱	投資金額 (未經審計)	佔被投資公司註冊資本比例 (未經審計)	長期股權投資減值準備 (未經審計)
上海國際名酒發展公司	7,000,000	17.5%	(7,000,000)
天津市青島啤酒銷售有限公司***	4,884,300	60%	(4,884,300)
廣西北海房地產有限公司	3,610,000	—	(3,249,000)
青島瀛灞俱樂部	3,985,261	25%	—
華夏證券有限公司	1,000,000	0.05%	—
其他	4,391,067	不適用	(2,432,918)
	24,870,628		(17,566,218)

*** 本集團無權決定或重大影響天津聯營公司的財務和經營決策。

(9) 固定資產及累計折舊

	土地使用權、房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
二零零四年十二月三十一日	3,054,372,530	5,936,452,775	387,732,517	281,090,717	9,659,648,539
新納入合併子公司影響（未經審計）	116,412,513	672,001,421	5,202,147	3,618,382	797,234,463
在建工程轉入（未經審計）	4,226,535	59,761,114	1,311,634	1,181,179	66,480,462
本期其他增加（未經審計）	3,939,564	11,781,692	19,939,811	16,588,931	52,249,998
本期減少（未經審計）	(14,027,336)	(120,468,796)	(15,569,414)	(15,874,179)	(165,939,725)
二零零五年六月三十日（未經審計）	3,164,923,806	6,559,528,206	398,616,695	286,605,030	10,409,673,737
累計折舊					
二零零四年十二月三十一日	828,276,023	2,878,364,161	188,856,255	156,239,109	4,051,735,548
新納入合併子公司影響（未經審計）	18,828,420	281,538,670	3,782,016	3,235,914	307,385,020
本期計提（未經審計）	38,097,690	188,130,557	18,136,690	20,202,842	264,567,779
本期減少（未經審計）	(2,295,310)	(82,000,706)	(7,672,631)	(6,585,044)	(98,553,691)
二零零五年六月三十日（未經審計）	882,906,823	3,266,032,682	203,102,330	173,092,821	4,525,134,656
減值準備					
二零零四年十二月三十一日	16,893,314	119,488,744	8,121,041	—	144,503,099
新納入合併子公司影響（未經審計）	—	31,119,926	2,810	—	31,122,736
本期增加（未經審計）	—	47,150,602	204,447	—	47,355,049
本期轉回（未經審計）	—	(185,365)	(581,535)	—	(766,900)
本期轉出數（未經審計）	(6,572,451)	(21,419,817)	(533,738)	—	(28,526,006)
二零零五年六月三十日（未經審計）	10,320,863	176,154,090	7,213,025	—	193,687,978
淨額					
二零零五年六月三十日（未經審計）	2,271,696,120	3,117,341,434	188,301,340	113,512,209	5,690,851,103
二零零四年十二月三十一日	2,209,203,193	2,938,599,870	190,755,221	124,851,608	5,463,409,892

於二零零五年六月三十日，無房屋建築物、機器設備、工具及運輸設備作為借款抵押（二零零四年十二月三十一日：239,430,000元）。

於二零零五年六月三十日，本集團有淨值約291,191,000元（二零零四年十二月三十一日：310,844,000元）的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團辦理該等《房屋所有權證》事宜應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部份房屋建築物乃坐落於地方政府劃撥土地上，詳情請參閱附註五、(11)。

(10) 在建工程

工程名稱	預算數 (未經審計)	二零零四年十二月三十一日	本期增加 (未經審計)	本期轉入固定資產 (未經審計)	本期其他減少 (未經審計)	二零零五年六月三十日 (未經審計)	資金來源 (未經審計)	工程投入佔預算的比例 (未經審計)
一廠生產線改造	24,390,000	6,884,809	5,463,750	(1,068,392)	(263,500)	**11,016,667**	自有資金	45%
二廠生產線改造	13,624,355	2,521,305	1,571,319	(3,279,307)	—	**813,317**	自有資金	6%
四廠生產線改造	1,464,780	—	1,316,839	(202,060)	—	**1,114,779**	自有資金	76%
三廠土地建設	—	17,441,647	—	—	—	**17,441,647**	自有資金	
麥芽廠生產線改造	1,867,000	1,232,118	517,785	(634,770)	—	**1,115,134**	自有資金	60%
其他	415,580	415,580	—	—	—	**415,580**	自有資金	100%
母公司合計		28,495,459	8,869,693	(5,184,529)	(263,500)	**31,917,124**		
深朝日生產線改造	6,200,000	524,406	528,152	(782,034)	—	**270,524**	自有資金	4%
珠海公司生產線改造	36,130,382	20,437	1,951,738	(1,911,374)	—	**60,801**	自有資金	
三水公司生產線改造	28,000,000	1,605,760	1,796,444	(1,281,806)	—	**2,120,398**	自有資金	8%
隨州公司生產線改造	3,257,800	—	1,296,175	—	—	**1,296,175**	自有資金	40%
蕪湖公司生產線改造	8,050,000	—	5,362,805	—	—	**5,362,805**	自有資金	67%
上海松江生產線改造	34,350,000	6,085,784	25,989,464	(29,637,165)	—	**2,438,083**	自有資金	7%
南京公司生產線改造	790,000	470,281	—	—	—	**470,281**	自有資金	60%
台州公司生產線改造	1,865,000	99,805	1,441,062	(398,707)	—	**1,142,160**	自有資金	61%
揚州公司生產線改造	953,020	344,920	608,100	—	—	**953,020**	自有資金	100%
壽光公司生產線改造	3,312,000	992,511	287,706	(1,102,682)	—	**177,535**	自有資金	5%
濰坊公司生產線改造	849,000	—	250,633	—	—	**250,633**	自有資金	30%
宿遷公司生產線改造	500,000	—	361,737	—	—	**361,737**	自有資金	72%
滕州公司生產線改造	2,957,000	100,447	775,390	(774,000)	(57,505)	**44,332**	自有資金	1%
五星公司生產線改造	1,817,000	1,215,428	327,270	(1,439,458)	—	**103,240**	自有資金	6%
三環公司生產線改造	439,000	140,126	90,875	—	—	**231,001**	自有資金	53%
西安公司生產線改造	41,448,690	15,199,988	21,671,377	(19,401,229)	(164,452)	**17,305,684**	自有資金	42%
甘肅農墾生產線改造	27,330,404	6,697,416	446,077	—	—	**7,143,493**	自有資金	385%
蓬萊公司生產線改造	38,922,631	307,039	169,000	—	(307,039)	**169,000**	自有資金	
榮城公司生產線改造	35,080,000	10,000	54,674	—	(10,000)	**54,674**	自有資金	
第三公司生產線改造	3,118,275	1,457,283	1,390,512	(187,245)	—	**2,660,550**	自有資金	85%
第五公司生產線改造	7,038,258	3,161,931	1,331,100	(1,784,440)	(237,380)	**2,471,211**	自有資金	35%
瀘州公司生產線改造	4,687,650	877,026	1,978,959	(425,643)	—	**2,430,342**	自有資金	52%
廈門公司生產線改造	4,770,000	358,875	3,508,174	(90,775)	(1,467,841)	**2,308,433**	自有資金	48%
漳州公司生產線改造	276,078	90,213	145,254	(48,252)	—	**187,215**	自有資金	68%
菏澤公司生產線改造	51,747,850	—	2,210,587	(71,836)	(116,640)	**2,022,111**	自有資金	4%
其他	8,827,830	339,184	2,607,534	(1,959,287)	(518,916)	**468,515**	自有資金	3%
子公司合計		40,098,860	76,354,800	(61,295,933)	(2,879,773)	**52,503,953**		
		68,594,319	85,450,493	(66,480,462)	(3,143,273)	**84,421,077**		
減：在建工程減值準備		(1,115,133)	—	—	—	**(1,115,133)**		
		67,479,186	85,450,493	(66,480,462)	(3,143,273)	**83,305,944**		

本期間無利息資本化金額(二零零四年六月三十日：利息資本化金額約為575,000元，年利息資本化率為4.78%)。

五 合併會計報表主要項目註釋 *(續)*

(11) 無形資產

	原始金額 (未經審計)	累計攤銷額 (未經審計)	二零零四年十二月三十一日	新納入合併子公司之影響 (未經審計)	本期增加 (未經審計)	本期攤銷 (未經審計)	二零零五年六月三十日 (未經審計)	剩餘攤銷期限	取得方式
商標	156,912,382	(64,066,657)	94,071,622	2,700,000	—	(3,925,897)	**92,845,725**	40-50年	股東投入及兼併控股子公司
土地使用權	770,129,811	(123,011,357)	614,100,075	40,749,923	500,000	(8,231,544)	**647,118,454**	3-30年	購入及兼併控股子公司
專有技術	18,629,100	(11,510,788)	8,049,765	—	—	(931,453)	**7,118,312**	5年	少數股東投入
其他	35,782,374	(9,071,008)	26,301,221	—	1,522,457	(1,112,312)	**26,711,366**	0-9年	購入及兼併控股子公司
	981,453,667	(207,659,810)	742,522,683	43,449,923	2,022,457	(14,201,206)	**773,793,857**		

於二零零五年六月三十日，本集團有淨值約28,493,000元(二零零四年十二月三十一日：35,072,000元)的土地的《國有土地使用權證》尚待辦理。經參考法律顧問意見後，本公司董事認為本集團辦理該等《國有土地使用權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零五年六月三十日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值共約21,508,000元(二零零四年十二月三十一日：21,885,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事認為，於二零零五年六月三十日上述無形資產無重大減值跡象，故未對該等無形資產計提減值準備。

(12) 長期待攤費用

	原始發生額 (未經審計)	累計攤銷額 (未經審計)	二零零四年十二月三十一日	新納入合併子公司之影響 (未經審計)	本期增加 (未經審計)	本期攤銷 (未經審計)	二零零五年六月三十日 (未經審計)	剩餘攤銷期限(年)
公司本部廣告費用	3,000,000	(1,225,000)	1,925,000	—	—	(150,000)	**1,775,000**	6
西安公司綠化費用	2,281,125	(1,477,450)	921,552	—	—	(117,877)	**803,675**	3.5
應城公司改造費用	2,000,000	(1,966,706)	233,298	—	—	(200,004)	**33,294**	0.2
集團進出口場地租賃費	1,977,047	(988,524)	1,186,228	—	—	(197,704)	**988,524**	2.5
其他	4,352,775	(2,451,480)	1,178,936	649,132	394,117	(320,891)	**1,901,294**	0-5
	13,610,947	(8,109,160)	5,445,014	649,132	394,117	(986,476)	**5,501,787**	

(13) 短期借款

	二零零五年六月三十日 (未經審計)	二零零四年十二月三十一日
擔保借款		
— 抵押	**—**	130,000,000
— 保證	**282,147,500**	128,000,000
信用借款	**982,448,555**	1,097,191,925
	1,264,596,055	1,355,191,925

於二零零五年六月三十日，擔保借款中有282,147,500元(二零零四年十二月三十一日：128,000,000元)由母公司提供保證。此外，於二零零四年十二月三十一日，130,000,000元的銀行抵押借款由淨值約為209,720,000元的房屋、建築物和機器設備及價值為5,000,000元的存貨作為抵押物。

(13) 短期借款（續）

由於本集團大部份借款主要為短期銀行借款，故本集團於二零零五年六月三十日出現淨流動負債約1,112,339,000元（二零零四年十二月三十一日：803,298,000元）。本公司董事有信心本集團有充足的經營活動淨現金流入和可令大部份短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

(14) 應付票據

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
商業承兑匯票	**74,282,525**	123,362,607
銀行承兑匯票	**279,117,185**	319,561,079
	353,399,710	442,923,686

本集團於本期間的承兑匯票均將於六個月內到期。

(15) 應付賬款

於二零零五年六月三十日，應付賬款餘額中無欠持本公司5%（含5%）以上表決權股份的股東欠款。

於二零零五年六月三十日，賬齡超過三年的應付賬款約23,120,000元（二零零四年十二月三十一日：17,122,000元）均為收購控股子公司時承擔的負債。

(16) 預收賬款

於二零零五年六月三十日，預收賬款餘額中無預收持本公司5%（含5%）以上表決權股份的股東款項。

於二零零五年六月三十日，賬齡超過1年的預收賬款約17,914,000元（二零零四年十二月三十一日：10,322,000元），主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

(17) 應付股利

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
中國東方資產管理公司	**4,387,500**	—
中國建設銀行青島市分行	**2,983,500**	—
青島華青財務服務有限公司	**2,850,000**	2,100,000
A股流通股股東	**30,000,000**	—
H股流通股股東	**98,260,376**	—
	138,481,376	2,100,000

(18) 應交稅金

	二零零五年六月三十日(未經審計)	二零零四年十二月三十一日
應交企業所得稅	**110,011,422**	54,370,619
應交增值稅	**85,429,861**	96,619,443
應交消費稅	**236,987,904**	200,238,012
其他	**28,209,609**	27,363,042
	460,638,796	378,591,116

(19) 其他應交款

	二零零五年六月三十日(未經審計)	二零零四年十二月三十一日
教育費附加	**13,716,025**	7,688,826
其他	**1,414,936**	1,336,442
	15,130,961	9,025,268

(20) 其他應付款

	二零零五年六月三十日		二零零四年十二月三十一日	
	金額(未經審計)	比例(%)(未經審計)	金額	比例(%)
1年以內	**765,489,511**	**68.07%**	737,963,205	75.39%
1到2年	**79,715,767**	**7.09%**	105,796,972	10.81%
2到3年	**50,401,660**	**4.48%**	49,260,155	5.03%
3年以上	**228,969,539**	**20.36%**	85,820,503	8.77%
	1,124,576,477	**100.00%**	978,840,835	100.00%

於二零零五年六月三十日，其他應付款餘額中無應付持本公司5%(含5%)以上表決權股份的股東款項。

於二零零五年六月三十日，賬齡超過3年的其他應付款為145,659,039元(二零零四年十二月三十一日：85,820,503元)，主要為收購子公司時承擔的負債。

(21) 預提費用

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
銷售費用	**178,389,515**	104,667,180
廣告費用	**88,521,093**	20,448,914
運輸費用	**41,408,643**	8,217,857
利息費用	**16,760,768**	4,651,417
修理費用	**25,114,759**	9,366,501
水電費用	**9,026,451**	3,633,793
其他	**51,007,201**	26,822,500
	410,228,430	177,808,162

(22) 預計負債

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
未決訴訟之預提賠償款	**27,000,000**	27,000,000

本公司與光明公司之經銷合同糾紛一案，山東省高級人民法院(「省高院」)於二零零四年四月二日做出了一審判決。根據該判決，本公司需返還光明公司貨款及折價款等合計約27,000,000元。本公司對一審判決結果不服，已在法定上訴期內向省高院提出申訴請求。截至本報表發出日止，該上訴程式正在進行中而仍未作出判決，而本公司董事亦未能就有關結果作出估算，故本集團仍繼續保留二零零四年度根據一審判決時裁定的賠償金額計提的全額準備金。

(23) 長期借款及一年內到期的長期借款

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
擔保借款		
— 保證	**85,446,000**	19,234,000
— 抵押	**—**	38,000,000
信用借款	**27,019,180**	33,509,962
	112,465,180	90,743,962
減：一年內到期的長期銀行借款		
— 保證	**(85,446,000)**	(19,234,000)
— 信用	**(2,094,890)**	(5,208,114)
	24,924,290	66,301,848

於二零零五年六月三十日，擔保借款中有19,234,000元(二零零四年十二月三十一日：19,234,000元)由青啤集團提供保證，66,212,000元(二零零四年十二月三十一日：無)由泰聯釀造提供保證。此外，於二零零四年十二月三十一日，38,000,000元的銀行抵押借款由淨值約為97,527,000的固定資產作為抵押物。

於二零零五年六月三十日，長期借款中約19,234,000元(二零零四年十二月三十一日：49,894,000元)的借款於對子公司作出債務重組或對子公司進行兼併時得到免息優惠。本期間其他長期借款的年利率為4.78%至5.31%不等(二零零四年十二月三十一日：2%至6.90%)。

五 合併會計報表主要項目註釋 *(續)*

(24) 股本

每股面值人民幣1元

	二零零五年六月三十日 股數 (未經審計)	二零零五年六月三十日 比例(%) (未經審計)	二零零四年十二月三十一日 股數	二零零四年十二月三十一日 比例(%)
尚未流通股：				
發起人				
其中：國家持有股	**399,820,000**	**30.56%**	399,820,000	37.72%
境內法人持有股	**53,330,000**	**4.08%**	53,330,000	5.03%
尚未流通股份合計	**453,150,000**	**34.64%**	453,150,000	42.75%
已上市流通股：				
境內上市的人民幣普通股	**200,000,000**	**15.29%**	200,000,000	18.87%
境外上市的外資股	**655,069,178**	**50.07%**	406,850,000	38.38%
已上市流通股份合計	**855,069,178**	**65.36%**	606,850,000	57.25%
股份總額	**1,308,219,178**	**100.00%**	1,060,000,000	100.00%

本公司向Anheuser-Busch Companies, Inc.(「A-B公司」)發行的第二部分及第三部分可轉換公司債券已於二零零五年四月十二日全部轉為本公司248,219,178股H股，但相應的工商變更登記手續尚未完成。

(25) 資本公積

	二零零四年十二月三十一日	本期增加 (未經審計)	二零零五年六月三十日 (未經審計)
股本溢價 ***	1,771,139,906	990,331,953	**2,761,471,859**
接受捐贈非現金資產準備	6,312,958	—	**6,312,958**
資產評估增值準備	4,871,808	—	**4,871,808**
股權投資準備	1,623,714	550,536	**2,174,250**
控股子公司獲豁免支付之欠款	14,100,730	305,571	**14,406,301**
其他	5,457,937	—	**5,457,937**
	1,803,507,053	991,188,060	**2,794,695,113**

*** 股本溢價系如附註五、(24)所述，本公司向A-B公司發行的第二部分及三部分可轉換公司債券分別以每股港幣4.68元(折合約人民幣4.96元)及港幣4.45元(折合約人民幣4.72元)的合約規定價格轉換成本公司248,219,178股H股，及A-B公司將轉股前由本公司支付的利息以及相應的預扣稅全部退還給本公司的兩項金額所形成。

(26) 盈餘公積

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
法定盈餘公積金	**276,288,966**	276,288,966
法定公益金	**222,493,902**	222,493,902
	498,782,868	498,782,868

根據《中華人民共和國公司法》、本公司章程及董事會的決議,本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金,當法定盈餘公積金累計額達到股本的50%以上時,可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損,或者增加股本。除了用於彌補虧損外,法定盈餘公積金於增加股本後,其餘額不得少於股本的25%。

另外按年度淨利潤(彌補以前年度虧損後)的5%至10%提取法定公益金,用於員工的集體福利而不用於股東分配;實際使用時,從法定公益金轉入任意盈餘公積。其支出金額於發生時作為本公司的資產或費用核算。

於本期間內,本集團尚未提取法定盈餘公積金及法定公益金。

(27) 未分配利潤

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
期初未分配利潤	**223,865,647**	259,760,239
加:本期實現的淨利潤	**163,153,514**	279,724,219
減:提取法定盈餘公積	—	(58,103,581)
提取法定公益金	—	(45,515,230)
應付普通股股利 — 股東大會已批准的上年度現金股利	**(196,232,877)**	(212,000,000)
期末未分配利潤	**190,786,284**	223,865,647

根據二零零五年六月二十三日的股東大會決議,二零零四年度按照A-B公司持有的本公司可轉換公司債券全部轉股後的本公司最新股本1,308,219,178股計算,按每10股向全體股東派發現金股利1.5元,共計196,232,877元。

(28) 主營業務收入及成本

(a) 按業務分部列示

由於本集團及本公司之主要業務為生產及銷售啤酒,而其他業務收入均未佔本集團之主營業務收入的10%以上,因此本集團並沒有提供按經營業務之分類分析。

五 合併會計報表主要項目註釋 *(續)*

(28) 主營業務收入及成本 *(續)*

(b) 按地區分部列示

	截至二零零五年六月三十日止六個月		截至二零零四年六月三十日止六個月	
	主營業務收入（未經審計）	主營業務成本（未經審計）	主營業收入（未經審計）	主營業務成本（未經審計）
青島地區	**1,628,712,508**	**(862,278,574)**	1,300,030,916	(691,910,711)
其他山東地區	**698,142,662**	**(485,445,920)**	604,088,389	(407,202,573)
華北地區	**1,372,561,121**	**(954,511,333)**	1,176,726,236	(777,389,350)
華南地區	**1,482,864,379**	**(911,657,202)**	1,342,837,557	(793,418,528)
出口銷售	**135,331,021**	**(87,462,770)**	154,034,999	(82,102,282)
	5,317,611,691	**(3,301,355,799)**	4,577,718,097	(2,752,023,444)
減：各地區分部間抵銷金額	**(340,429,508)**	**355,323,873**	(240,023,177)	240,023,177
	4,977,182,183	**(2,946,031,926)**	4,337,694,920	(2,512,000,267)

本集團於本期間向前五名客戶銷售的收入總額約為408,697,000元，約佔本集團全部銷售收入的8.21%（二零零四年六月三十日：273,292,000元，佔6.30%）。

(29) 主營業務稅金及附加

	截至二零零五年六月三十日止六個月（未經審計）	截至二零零四年六月三十日止六個月（未經審計）
消費稅	**448,837,418**	400,817,171
城市維護建設稅	**46,405,915**	42,901,462
其他	**22,949,108**	21,386,450
	518,192,441	465,105,083

(30) 其他業務利潤

	截至二零零五年六月三十日止六個月			截至二零零四年六月三十日止六個月		
	其他業務收入（未經審計）	其他業務支出（未經審計）	其他業務利潤／(虧損)（未經審計）	其他業務收入（未經審計）	其他業務支出（未經審計）	其他業務利潤／(虧損)（未經審計）
材料銷售	**29,571,066**	**(30,452,082)**	**(881,016)**	27,318,996	(27,475,653)	(156,657)
廢料銷售	**13,765,900**	**(4,943,105)**	**8,822,795**	9,215,884	(2,809,176)	6,406,708
其他	**26,230,751**	**(14,522,616)**	**11,708,135**	25,246,965	(15,716,657)	9,530,308
	69,567,717	**(49,917,803)**	**19,649,914**	61,781,845	(46,001,486)	15,780,359

五 合併會計報表主要項目註釋 *(續)*

(31) 財務費用

	截至二零零五年六月三十日止六個月 (未經審計)	截至二零零四年六月三十日止六個月 (未經審計)
利息支出	**42,886,675**	34,528,190
減：利息收入 — 其他	**(5,057,704)**	(6,916,968)
減：遠期外匯套期交易收益 ***	**(9,420,599)**	—
減：匯兑收益	**(6,264,341)**	(3,071,284)
其他	**2,826,966**	2,511,980
	24,970,997	27,051,918

*** 為了減輕美元短期借款的匯率風險，本公司與銀行簽定了購買美元的遠期外匯合同。截至二零零五年六月三十日止，本公司與銀行簽定的尚未交割的美元遠期外匯合同累計金額為100,400,000美元，該等遠期外匯合同預期形成的損益將計入交易發生當期的損益中。

(32) 投資收益

	截至二零零五年六月三十日止六個月 (未經審計)	截至二零零四年六月三十日止六個月 (未經審計)
按權益法調整的聯營公司權益淨增減額	**(3,149,957)**	(4,146,171)
債權投資收益	**—**	97,978
股權投資差額攤銷	**(2,409,773)**	10,133,610
長期投資減值準備	**(1,620,000)**	—
其他	**6,103,575**	(1,598,421)
	(1,076,155)	4,486,996

(33) 補貼收入

本集團於過去年度進行的某些收購活動中，與有關地方政府達成協議，使部份控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要為參考控股子公司繳納的各項稅金而給予的財政獎勵。

(34) 營業外收入與支出

	截至二零零五年六月三十日止六個月 (未經審計)	截至二零零四年六月三十日止六個月 (未經審計)
營業外收入		
處置固定資產淨收益	**6,948,286**	2,749,462
其他	**2,168,073**	2,719,134
	9,116,359	5,468,596
營業外支出		
賠償金、違約金及滯納金	**380,205**	50,992,521
處置固定資產淨損失	**2,785,543**	9,370,205
計提／(轉回)固定資產減值準備	**46,588,149**	46,919,496
其他	**6,169,523**	1,330,135
	55,923,420	108,612,357

(35) 購買的子公司

如附註四(a)(i)所述，於二零零五年二月，本公司之控股子公司華南投資向泰聯釀造收購南寧公司45%的股權，從而使得本集團間接持有對南寧公司的權益比例由28.5%增加至71.25%。本次收購生效日為二零零五年二月二十八日。於開始合併報表之日，南寧公司的資產、負債及與收購相關的現金流量情況列示如下：

	南寧公司 (未經審計)
流動資產	77,437,080
固定資產	458,726,707
無形資產	42,834,274
其他長期資產	626,773
流動負債	(306,867,116)
長期負債	(66,212,000)
淨資產	206,545,718
新增股權享有的淨資產	92,945,573
加：股權投資差額(附註五、(8)(b))	107,934,427
收購款合計	200,880,000
減：收購時的貨幣資金餘額	(26,147,685)
收購現金淨支出	174,732,315

南寧公司自收購生效日起至二零零五年六月三十日止期間的簡明利潤表列示如下：

	南寧公司 (未經審計)
主營業務收入	64,182,676
主營業務成本及稅金和附加	(65,495,074)
主營業務虧損	(1,312,398)
虧損總額	(8,435,005)
減：所得稅費用	—
淨虧損	(8,435,005)

六　母公司會計報表主要項目註釋

(1) 應收賬款

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
應收賬款	**227,628,511**	236,135,131
減：壞賬準備	**(66,334,923)**	(70,997,236)
	161,293,588	165,137,895

應收賬款賬齡及相應的壞賬準備分析如下：

	二零零五年六月三十日			二零零四年十二月三十一日		
	金額 (未經審計)	比例(%) (未經審計)	壞賬準備 (未經審計)	金額	比例(%)	壞賬準備
賬齡						
1年以內	**134,087,943**	**53.79%**	**(40,228)**	144,606,899	61.24%	(3,690,559)
1到2年	**5,599,934**	**2.25%**	**(838,910)**	11,160,990	4.73%	(2,239,503)
2到3年	**12,994,672**	**5.21%**	**(5,525,047)**	23,284,017	9.86%	(22,983,949)
3年以上	**74,945,962**	**38.75%**	**(59,930,738)**	57,083,225	24.17%	(42,083,225)
	227,628,511	**100.00%**	**(66,334,923)**	236,135,131	100.00%	(70,997,236)

於二零零五年六月三十日，應收賬款餘額中無應收持本公司5%(含5%)以上表決權股份的股東欠款。

於二零零五年六月三十日，應收賬款前五名債務人的欠款金額合計約為113,653,000元(二零零四年十二月三十一日：167,937,000元)，佔應收賬款總額的49.93%(二零零四年十二月三十一日：71.12%)。

(2) 其他應收款

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
其他應收款	**214,978,935**	237,711,276
減：壞賬準備	**(31,405,918)**	(49,817,737)
	183,573,017	187,893,539

(2) 其他應收款（續）

其他應收款賬齡及相應的壞賬準備分析如下：

	二零零五年六月三十日			二零零四年十二月三十一日		
	金額（未經審計）	比例(%)（未經審計）	壞賬準備（未經審計）	金額	比例(%)	壞賬準備
賬齡						
1年以內	**39,339,483**	**18.30%**	**(97,217)**	37,751,555	15.88%	(1,110,435)
1到2年	**810,907**	**0.38%**	**(330,387)**	27,067,369	11.39%	(194,209)
2到3年	**138,066,060**	**64.22%**	**(3,556,869)**	142,322,559	59.87%	(18,976,272)
3年以上	**36,762,485**	**17.10%**	**(27,421,445)**	30,569,793	12.86%	(29,536,821)
	214,978,935	**100.00%**	**(31,405,918)**	237,711,276	100.00%	(49,817,737)

於二零零五年六月三十日，其他應收款餘額中無應收持本公司5%（含5%）以上表決權股份的股東欠款。

於二零零五年六月三十日，其他應收款前五名債務人的欠款金額合計約為26,090,000元（二零零四年十二月三十一日：145,905,000元），佔其他應收款的12.14%（二零零四年十二月三十一日：61.38%）。

(3) 長期股權投資

	二零零四年十二月三十一日	本期增加（未經審計）	本期減少（未經審計）	二零零五年六月三十日（未經審計）
長期股權投資				
子公司	1,878,007,568	78,750,831	(50,415,739)	**1,906,342,660**
聯營企業	6,316,773	624,174	—	**6,940,947**
股權投資差額	(14,142,182)	—	7,183,557	**(6,958,625)**
其他	17,291,364	—	—	**17,291,364**
	1,887,473,523	79,375,005	(43,232,182)	**1,923,616,346**
長期投資減值準備	(11,884,300)	(1,620,000)	—	**(13,504,300)**
	1,875,589,223	77,755,005	(43,232,182)	**1,910,112,046**

於二零零五年六月三十日，本公司長期股權投資總額佔淨資產的比例為40%。

(4) 主營業務收入及主營業務成本

	截至二零零五年六月三十日止六個月		截至二零零四年六月三十日止六個月	
	主營業務收入（未經審計）	主營業務成本（未經審計）	主營業務收入（未經審計）	主營業務成本（未經審計）
啤酒銷售	**1,695,297,988**	**(935,563,854)**	1,405,044,107	(782,667,563)

於本期間，本公司向前五名客戶銷售的收入總額約為243,978,000元，約佔本公司全部銷售收入的14.39%（二零零四年六月三十日：約246,371,000元，約佔17.53%）。

六 母公司會計報表主要項目註釋 *(續)*

(5) 投資收益

	截至二零零五年六月三十日止六個月 (未經審計)	截至二零零四年六月三十日止六個月 (未經審計)
委託貸款收益	**11,691,378**	10,777,661
其他債權投資收益	**—**	97,978
年末按權益法調整的被投資公司權益的淨(減少)／增加額	**(51,419,651)**	25,265,844
股權投資差額攤銷	**7,183,557**	7,986,297
股權投資轉讓收益	**—**	1,712,537
長期投資減值準備	**(1,620,000)**	—
	(34,164,716)	45,840,317

七 關聯方關係及其交易

(1) 存在控制關係的關聯方

本公司第一大股東原為青島市國有資產管理辦公室，二零零四年九月青島市人民政府組建青島市國資委，授權青島市國資委代表國家履行出資人職責並因此持有本公司國有股權。

本公司子公司情況詳見附註四、(a)。

(2) 存在控制關係的關聯方的註冊資本及其變化

與本公司存在控制關係的子公司的註冊資本於本期間內無變動，詳見附註四、(a)。

(3) 存在控制關係的關聯方所持股份或權益及其變化

企業名稱	二零零四年十二月三十一日 金額	%	本期增加 金額	%	**二零零五年六月三十日 金額**	**%**
南寧公司	85,500,000	28.50%	190,836,000	42.75%	**276,336,000**	**71.25%**

除本公司所持南寧公司的權益變動外，與本公司存在控制關係的其他子公司的股份或權益於本期間內無變動，詳見附註四、(a)。

七 關聯方關係及其交易（續）

(4) 不存在控制關係的關聯方的性質：

關聯企業名稱	與本公司的關係
青島啤酒集團有限公司（「青啤集團」）	部份相同董事及相同主要股東
青島啤酒實業有限公司	部份相同董事及相同主要股東
青島啤酒工程有限公司	部份相同董事及相同主要股東
青島啤酒廣告傳播有限公司	部份相同董事及相同主要股東
（香港）青島飲品有限公司（「青島飲品」）***	與控股子公司部分董事相同
A-B公司	主要投資者
青島啤酒（廣州）總經銷有限公司	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
遼寧沈青	聯營公司
青華國際	聯營公司
招商物流	聯營公司

*** 於二零零四年度，青島飲品因與控股子公司的部分董事相同而成為本集團的關聯方。於二零零五年三月二十一日，該董事辭去了青島飲品公司董事一職，因此，於期末青島飲品已不再與本集團存在關聯關係。

(5) 關聯交易

(a) *定價政策*

本集團銷售予關聯方的產品及從關聯方採購之貨物以市場價格作為定價基礎。

	截至二零零五年六月三十日止六個月（未經審計）	截至二零零四年六月三十日止六個月（未經審計）
(b) *銷售貨物：*		
遼寧沈青	**90,462,156**	74,747,233
青島飲品	**21,872,409**	91,340,605
青島啤酒實業有限公司	**263,466**	313,118
青華國際	**3,028,987**	3,031,101
	115,627,018	169,432,057
(c) *採購貨物：*		
青華國際	**111,323,127**	80,738,288
青島啤酒物資經營有限公司	**6,888,366**	12,176,544
青島啤酒實業有限公司	—	4,288,731
青島啤酒工程有限公司	—	256,952
	118,211,493	97,460,515
(d) *為本集團提供設備安裝工程服務：*		
青島啤酒工程有限公司	**2,739,739**	688,623
(e) *為本集團借款提供的擔保：*		
青啤集團	**19,234,000**	39,764,000

七 關聯方關係及其交易（續）

(5) 關聯交易（續）

(f) 為本集團債權人提供擔保：

青啤集團(i)	**50,892,810**	63,808,000

(i) 於二零零二年三月，青啤集團為世紀新科與青島啤酒(廣州)總經銷有限公司共同承擔的應付本公司欠款的還款計劃提供了約105,000,000元的擔保。截至二零零五年六月三十日止，該應收款項未償還金額(扣除有關準備後)為50,892,810元，詳情見附註五、(3)(b)。

(6) 關聯方應收、應付款項餘額

(a) 應收賬款及長期應收款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
青島啤酒(廣州)總經銷有限公司*(附註五、(3)(b))*	**72,560,810**	72,560,810
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島啤酒實業有限公司	**1,466,911**	1,466,911
青華國際	**1,727,707**	1,242,731
	87,001,212	86,516,236

(b) 其他應收款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
青島啤酒物資經營有限公司	**2,938,525**	2,938,525
青島啤酒廣告傳播有限公司	**101,043**	—
青島啤酒工程有限公司	**44,594**	12,258
青島啤酒實業有限公司	**573,779**	152,061
招商物流	**11,832,435**	13,540,853
	15,490,376	16,643,697

(c) 預收賬款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
遼寧沈青	**1,770,683**	1,270,761

(d) 其他應付款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
青島啤酒工程有限公司	**187,723**	549,949
青啤集團	**10,374,237**	13,084,566
	10,561,960	13,634,515

七 關聯方關係及其交易 *(續)*

(6) 關聯方應收、應付款項餘額 *(續)*

(e) 長期應付款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
A-B公司	**125,217,416**	124,150,500

於二零零三年十月，香港公司跟A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約124,148,000元)(「借款」)予香港公司。該借款的年利率為1%、無抵押、還款期為5年。本公司已為該貸款之償還作擔保。

除上述(6)(e)所述的長期應付款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

八 或有負債

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零五年六月三十日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

九 承諾事項

(a) 資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在會計報表上確認的資本支出承諾：

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
建築工程	**32,558,233**	58,076,702

(b) 對外投資承諾事項

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
投資及收購企業	**1,500,000**	221,350,000

(c) 經營租賃承諾事項

根據已簽訂的不可撤銷的經營性租賃合同，未來最低應支付租金匯總如下：

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
一年以內	1,128,354	2,490,469

十　資產負債表日後事項

(a) 二零零五年四月，本公司與招商局物流集團有限公司(「招商局物流」)和招商局船務企業有限公司(「招商局船務」)達成增資協議，招商局物流、招商局船務和本公司分別向招商物流增資2,250,000元、1,250,000元和1,500,000元。增資後，招商物流的註冊資本由5,000,000元增加至10,000,000元。該增資的相關手續已於二零零五年七月完成，本公司所持招商物流的權益比例保持不變。

(b) 於二零零五年八月十一日，根據本公司與第29屆奧林匹克運動會組織委員會簽訂的協議，本公司正式成為北京二零零八年奧運會的國內啤酒贊助商之一。

十一扣除非經常性損益後的淨利潤

	截至二零零五年六月三十日止六個月(未經審計)
淨利潤	***163,153,514***
加／(減)：非經常性損益項目	
— 處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的淨收益	**(4,162,743)**
— 政府補貼	**(28,385,939)**
— 營業外收入(不包括處置固定資產收益)	**(2,168,073)**
— 營業外支出(不包括處置固定資產損失)	**6,549,728**
— 以前年度已計提各項減值準備的轉回	**(766,900)**
	(28,933,927)
非經常性損益的所得稅影響數	**11,947,464**
扣除非經常性損益後的淨利潤	**146,167,051**

青島啤酒股份有限公司
簡明綜合資產負債表

二零零五年六月三十日
(除特別註明外，金額單位為人民幣千元)

	附註	二零零五年六月三十日(未經審計)	二零零四年十二月三十一日(經重列)
資產			
非流動資產			
不動產、廠房及機器設備	7	**5,518,417**	5,349,607
租賃土地預付款	6	**680,898**	595,593
無形資產	8	**426,954**	322,623
投資於聯營公司		**23,637**	71,641
負商譽		**—**	(80,971)
遞延稅項資產		**6,036**	6,245
可供銷售的金融資產		**3,223**	17,880
其他長期資產	27	**46,493**	40,464
		6,705,658	6,323,082
流動資產			
存貨	9	**1,414,628**	1,382,831
應收賬款	10, 27	**212,633**	159,419
應收票據		**127,591**	98,594
保證金、預付賬款及其他應收款	27	**372,841**	494,054
衍生金融工具	11	**10,104**	—
已抵押的銀行存款		**30,897**	32,226
現金及現金等價物		**1,742,264**	1,330,327
		3,910,958	3,497,451
資產合計		**10,616,616**	9,820,533
股東權益			
股本及可供股東分配的儲備			
股本	12	**1,308,219**	1,060,000
可轉換公司債券		**—**	1,191,192
其他儲備	13	**3,577,189**	2,630,088
未分配利潤			
— 擬派發股息	23	**—**	196,233
— 其他		**(58,062)**	(323,385)
		4,827,346	4,754,128
少數股東權益		**588,334**	544,333
股東權益合計		**5,415,680**	5,298,461

簡明綜合資產負債表（續）

二零零五年六月三十日
（除特別註明外，金額單位為人民幣千元）

	附註	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日（經重列）
負債			
非流動負債			
長期銀行借款	16	**24,924**	66,302
遞延稅項負債		**17,829**	18,300
應付股東長期借款	27	**12,415**	123,815
長期應付款		**—**	12,641
		55,168	221,058
流動負債			
應付賬款	14, 27	**893,474**	659,061
應付票據	15	**353,400**	442,924
預提費用及其他應付款	27	**2,120,540**	1,546,680
銷售按金及預收賬款	27	**175,306**	150,565
應交稅金		**85,430**	93,050
應付股利	23	**138,481**	2,100
短期銀行借款	16, 27	**1,264,596**	1,355,192
一年內到期長期銀行借款	16	**87,541**	24,442
撥備	17	**27,000**	27,000
		5,145,768	4,301,014
負債合計		**5,200,936**	4,522,072
股東權益及負債合計		**10,616,616**	9,820,533
淨流動負債		**(1,234,810)**	(803,563)
總資產減流動負債		**5,470,848**	5,519,519

簡明綜合利潤表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣千元)

		(未經審計) 截至六月三十日止六個月	
	附註	二零零五年	二零零四年 (經重列)
營業額	5	**4,458,990**	3,872,590
銷售成本	19	**(2,992,620)**	(2,558,920)
毛利		**1,466,370**	1,313,670
其他利得，淨額	18	**24,891**	1,366
銷售費用	19	**(831,678)**	(710,465)
行政及其他經營支出	19	**(362,290)**	(323,608)
其他業務利潤／(費用)，淨額	19	**43,879**	(13,685)
經營盈利		**341,172**	267,278
理財成本	20	**(36,622)**	(21,646)
應佔聯營公司淨虧損		**(3,150)**	(4,146)
除税前盈利		**301,400**	241,486
税項	21(a)	**(83,191)**	(75,637)
除税後盈利		**218,209**	165,849
其中：			
本公司股東應佔盈利		**173,640**	144,774
少數股東損益		**44,569**	21,075
		218,209	165,849
每股盈利			
— 基本	22	**人民幣0.15**	人民幣0.14
— 攤薄	22	**不適用**	人民幣0.11
股息	23	**—**	—

青島啤酒股份有限公司
簡明綜合權益變動表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣千元)

		(未經審計)						
		可供股東分配的權益						
	附註	股本	可轉換債券	其他儲備 (附註13)	分派之股息	累計虧損	少數股東權益	合計
二零零四年一月一日		1,060,000	923,738	2,523,453	212,000	(304,365)	579,465	4,994,291
宣派股息		—	—	—	(212,000)	—	—	(212,000)
本期利潤		—	—	—	—	144,774	21,075	123,699
外幣報表折算差額		—	—	331	—	—	—	331
發行可轉換債券		—	267,454	—	—	—	—	267,454
權益轉讓		—	—	—	—	—	(49,497)	(49,497)
二零零四年六月三十日		1,060,000	1,191,192	2,523,784	—	(159,591)	551,043	5,166,428
二零零五年一月一日		1,060,000	1,191,192	2,630,088	196,233	(323,385)	544,333	5,298,461
期初調整 — 根據香港財務報告準則3號	3(a)	—	—	—	—	80,971	—	80,971
期初調整 — 根據香港會計準則39號	3(a)	—	—	—	—	10,712	—	10,712
二零零五年一月一日，經重列		1,060,000	1,191,192	2,630,088	196,233	(231,702)	544,333	5,390,144
本期利潤		—	—	—	—	173,640	44,569	218,209
宣派股息		—	—	—	(196,233)	—	—	(196,233)
可轉換債券轉股		248,219	(1,191,192)	942,973	—	—	—	—
外幣報表折算差額		—	—	3,578	—	—	—	3,578
其他		—	—	550	—	—	(568)	(18)
二零零五年六月三十日		1,308,219	—	3,577,189	—	(58,062)	588,334	5,415,680

青島啤酒股份有限公司
簡明綜合現金流量表

截至二零零五年六月三十日止六個月
(除特別註明外，金額單位為人民幣千元)

	截至六月三十日止六個月	
	二零零五年 (未經審計)	二零零四年 (未經審計)
經營活動之現金流入淨額	**973,095**	851,257
投資活動之現金流出淨額	**(249,246)**	(277,138)
籌資活動之現金(流出)／流入淨額	**(300,902)**	155,104
現金及現金等價物之淨增加	**422,947**	729,223
於一月一日之現金及現金等價物	**1,315,739**	849,765
外幣匯率變動之影響	**3,578**	331
於六月三十日之現金及現金等價物	**1,742,264**	1,579,319
現金及現金等價物結餘分析		
銀行結餘及現金	**1,742,264**	1,579,319

1 公司架構及主要業務

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司發行的H股於一九九三年七月十五日在香港聯合交易所有限公司之主板上市，而A股則於一九九三年八月二十七日在上海證券交易所上市。

本公司及其子公司(「本集團」)的主要業務為生產及銷售啤酒。

本集團及本公司於截至二零零五年六月三十日止六個月(「本期間」)的主要收購事項已詳列於本報告附註26。

2 編製基準及會計政策

本集團之未經審計的簡明綜合中期賬目乃按照香港會計師公會頒佈的新訂／新修訂的香港財務報告準則及香港會計準則(「新香港財務報告準則」)而編製。

此份未經審計但經審核委員會審核的簡明綜合賬目應與二零零四年之年度財務報表一併閱讀。

編製此份簡明綜合中期賬目採用之會計政策及計算方法與截至二零零四年十二月三十一日止年度之財務報表所使用的一致，除集團於採納新香港財務報告準則後已改變的若干會計政策外。該等新香港財務報告準則對二零零五年一月一日起或之後開始之會計期間有效。

已改變的會計政策及採納該等政策之影響載列於下文附註3。

3 會計政策之改變

(a) 採納新香港財務報告準則之影響

於二零零五年，本集團採納下列與其營運有關的新香港財務報告準則。二零零四年之比較數字已經視乎需要而根據相關規定作出調整及符合本期間之呈列方式。

香港會計準則第1號	財務報表的呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策，會計估計之變更及會計差錯的更正
香港會計準則第10號	資產負債表日後之事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借款成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及個別財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計算
香港會計準則詮釋12號	合併 — 特殊目的實體
香港財務報告準則第3號	業務合併

採納新訂／經修訂的香港會計準則第1、2、7、8、10、16、23、24、27、28、33及香港會計準則詮釋12號並不會令集團之會計政策發生重大改變。簡略而言：

— 香港會計準則第1號對少數股東權益、所佔聯營公司除稅後淨利潤等的披露方式產生影響。

— 香港會計準則第2、7、8、10、16、23、27、28、33及香港會計準則詮釋12號並不會對集團之政策造成重大影響。

— 香港會計準則第21號並不會對集團之政策造成重大影響。集團合併範圍內的各實體均應按照新準則的要求對功能貨幣作出重新評估。集團各實體單獨披露之財務報表與集團之財務報表均使用相同之呈列貨幣。

— 香港會計準則第24號對關聯方的識別及若干其他關聯人士之披露產生影響。

新修訂的香港會計準則第17號，將固定資產中之租賃土地重新分類為經營租賃土地。為租賃土地支付之款項於租期內以直線法反映於損益表中或於出現減值時在損益表中反映。在以往年度，租賃土地按成本減累計折舊及累計減值準備入賬。

採納香港會計準則第32及39號產生的會計政策變化，即金融資產將分類為通過損益以公允價值列示的金融資產和可供出售的金融資產二類；衍生金融工具須按公允價值確認；及套期交易之確認及計量方法出現變動。

採納香港財務報告準則第3號，香港會計準則第36號及38號使有關商譽之會計政策出現變動。於二零零四年十二月三十一日前，商譽：

— 以直線法在十年內攤銷；

— 在資產負債表日對存在減值跡象的進行評估。

3 會計政策之改變 *(續)*

(a) 採納新香港財務報告準則之影響 *(續)*

負商譽：

— 按取得的可辨認資產的加權平均剩餘年限，用系統的方法確認為收益。

而根據香港財務報告準則第3：

對於商譽：

— 集團自二零零五年一月一日起停止攤銷商譽；

— 截至二零零四年十二月三十一日止商譽之累計攤銷與成本對沖；

— 自二零零五年一月一日起，每年對商譽是否減值進行一次測試，或當有跡象表明出現了減值風險時。

對於負商譽：

— 於二零零五年一月一日對未攤銷完的負商譽的賬面價值不再予以確認，並相應調整計入未分配利潤的年初數中。

本集團根據香港會計準則第38號之規定對無形資產的使用期限重新進行了評估，評估後無重大調整。

會計政策之所有變動而產生的影響已根據相關準則之過渡性安排而作出。集團採納的所有政策的變動均需要作出追溯調整，惟以下各項除外：

— 香港會計準則第16號 — 於資產交換之交易中購入的固定資產之初始價值的確認，僅對未來交易須按公允價值入賬；

— 香港會計準則第39號 — 並不允許根據此項準則追溯確認、或不確認及計量金融資產及負債。集團二零零四年的比較數字應用過往之會計實務準則第24號「證券投資之會計」進行處理。就會計實務準則第24號及香港會計準則第39號之間的差異所須之調整，均確認在二零零五年一月一日；及

— 香港財務報告準則第3號 — 於生效之日後開始適用。

(i) 採用香港會計準則第17號之影響如下：

	二零零五年六月三十日	二零零四年十二月三十一日
不動產、廠房及設備減少	**(680,898)**	(595,593)
租賃土地預付款	**680,898**	595,593

3 會計政策之改變 *(續)*

(a) 採納新香港財務報告準則之影響 *(續)*

(ii) 採用香港財務報告準則第3號及香港會計準則第38號之影響如下：

	二零零五年 六月三十日
負商譽減少	**80,971**
累計虧損減少	**80,971**

(iii) 採用香港財務報告準則第39號使得二零零五年一月一日之期初未分配利潤增加人民幣10,712,000元，對於二零零五年六月三十日之資產負債表及截至二零零五年六月三十日止六個月之利潤表影響如下：

	二零零五年 六月三十日
衍生金融工具（資產）增加	**10,104**
累計虧損減少	**10,104**

	截至二零零五年 六月三十日 止六個月
其他利得，淨額	**8,812**

(b) 新的會計政策

截至二零零五年六月三十日止六個月之簡明綜合中期賬目所使用之會計政策與二零零四年度財務報告附註2所載的政策相同，惟以下各項除外：

3.1 附屬公司及聯營公司之收購

購買法用於核算集團對其附屬公司的收購。購買成本是以資產的公允價值、發行的權益工具及在交易發生當日承擔的負債加上直接用於收購之費用支出計量。於業務合併時取得的可辨認資產、負債及或有負債以其收購日之公允價值計量，而與少數股東權益無關。購買成本超過本集團於收購的可辨認淨資產中享有的份額的公允價值部分確認為商譽。如購買成本低於享有的被收購附屬公司淨資產的份額的公允價值部分，直接計入損益表中。

對聯營企業的投資於其成為本集團的聯營公司之日起按權益法進行核算。收購聯營公司所產生的商譽的確認和計量與收購子公司所產生的商譽的核算方法一致。與聯營公司相關的商譽包括於對聯營公司的投資的賬面價值中。於購買日後對本集團應佔聯營公司損益的適當調整以購買日時的公允價值為基礎。

3.2 外幣換算

(a) 功能及呈列貨幣

集團內各實體的財務報表內的項目均以該實體經營中通用的主要經濟環境貨幣（「功能貨幣」）表示。簡明綜合賬目以人民幣呈列，該貨幣為本公司之功能及呈列貨幣。

3 會計政策之改變 *(續)*

3.2 外幣換算 *(續)*

(b) 交易及結餘

外幣交易均按交易當日之匯率換算為功能貨幣。上述交易結算過程中以及於年終以外幣計量的貨幣性資產和負債進行換算時出現的匯兑損益均反映於損益表中。

非貨幣性項目的折算差額，如通過對損益的調整而以公允價值計量的權益工具，反映為公允價值損益的一部分。非貨幣性項目的折算差額，如歸類於可供銷售的金融資產的權益，反映於權益中的儲備項目中。

(c) 集團公司

功能貨幣與呈列貨幣不同的集團內所有實體(各實體均無極高通脹經濟地區之貨幣)之經營業績及財務狀況均按以下方法換算為呈列貨幣：

(i) 資產負債表之資產與負債均以該資產負債表日之匯率換算；

(ii) 損益表之收入及支出項目按平均匯率換算(除非該平均值並不合理地接近於交易日之匯率，在此情況下收入及支出乃按交易日之匯率換算)；及

(iii) 所有換算差異在股東權益中單獨設立項目列示。

於合併時，換算對境外實體的投資淨值，以及借款及作為上述投資之對沖之其他貨幣工具時產生之匯兑差額乃列入股東權益內。當出售境外業務時，該匯兑差額於收益表中確認為出售收益或虧損之一部分。

3.3 固定資產

固定資產成本可能包括對外幣利用現金流量套期用於採購固定資產而產生之收益／損失而計入權益之部分。

資產的剩餘價值及使用期限應於每個資產負債表日進行評估，並按評估結果進行調整。

3.4 商譽

商譽指購買成本高於本集團於購買的附屬公司／聯營公司可辨認淨資產中的份額的公允價值部分。購買附屬公司或聯合控制實體而產生之商譽於無形資產中核算。購買聯營公司而產生之商譽於投資於聯營公司中核算。每年須就商譽的成本減累計減值後的部分進行減值測試。清理某一實體時產生的收益或損失須考慮與被銷售實體相關之商譽的賬面價值。

進行減值測試時，商譽須分配到各現金產出單元中。

3 會計政策之改變（續）

3.5 資產減值

無限定使用年限的資產無須進行攤銷，但須至少每年對其進行一次減值測試，或當環境變化或有跡象表明其賬面金額可能無法收回時，對該資產進行減值評估。須攤銷的資產在環境變化或有跡象表明其公允價值無法收回時進行減值評估。減值損失為資產賬面價值與可收回價值之間的差額。可收回價值為資產的公允價值減去出售成本與使用價值兩者間較高者。為了評估減值準備的目的，資產按可辨認的現金流（現金產出單元）的最小單元進行歸集。

3.6 長期投資

自二零零四年一月一日始至二零零四年十二月三十一日止：

本集團將其除投資於附屬公司、聯營公司及聯合控制實體以外的投資分類為投資證券及其他投資。

(a) 投資證券

計劃持續持有之證券，包括債權（除持有至到期證券）及股權證券，乃分類為投資證券並按其成本值減有關減值準備列賬於資產負債表上。

於各資產負債表日，本集團對持有至到期證券作覆核，以評估有關之公允價值是否減值至低於賬面金額。倘發生上述減值情況，則賬面金額可予削減至其公允價值，而有關削減乃確認於當年損益。如引致投資證券減值的情況不再存在亦有證據顯示會於可見之未來持續下去，其減值準備則會沖回當年的損益賬內。

當投資證券出售及轉讓時，其賬面值與出售或轉讓所得款項淨額之差計入當年損益。

(b) 其他投資

除持有至到期證券及投資證券以外的證券均分類為其他投資，亦以公允價值於資產負債表上反映。所有為實現持有損益均計入當年損益賬內。

當其他投資出售及轉讓時，其盈利或虧損計入當年損益。

於二零零五年一月一日開始：

集團將其投資分為以下類別：通過損益表而以公允價值計量的金額資產、貸款與應收賬項、持有到期的投資及可供銷售的金融資產。分類視乎購入投資之目的而定。管理層須於初次確認時為投資分類及於每個報告日期重新評估此項分類。

3.6 長期投資 *(續)*

於二零零五年一月一日開始：*(續)*

(a) 通過損益表而以公允價值計量的金融資產

此類別分為兩個細類別：持作買賣及最初已指定須按公允價值計量並通過損益表處理之金融資產。倘購入之主要目的為在短期內出售，則該項金融資產將歸類於此類別，除非彼等已被指定用作對沖用途則作別論。倘此類別之資產乃持作買賣用途或預期將於結算日起十二個月內變現，則歸為流動資產。

(b) 貸款與應收賬項

貸款與應收賬項為並無活躍的市場價格惟具有固定或既定的金額的非衍生金融資產。彼等包括於流動資產內，惟不包括到期日為自結算日起逾十二個月者；否則概列作非流動資產。貸款及應收賬項已計入資產負債表之應收及其他應收賬項(附註3.7)。

(c) 持有到期的投資

持有到期的投資為具有固定或既定款項和固定到期日及本集團管理層準備且能夠持有至到期日的非衍生金融工具。於本期間，本集團並無持有此類投資。

(d) 可供銷售的金融資產

可供銷售的金融資產為無法歸類於其他類別的非衍生金融資產。除非管理層準備於報表日十二個月內處置該投資，否則概列作為非流動資產。

投資的購買或銷售於交易日確認，交易日為本集團承諾購買或出售該資產之日。對所有非按公允價值計量並通過損益表處理之金融資產，按其公允價值加交易成本進行初次確認。當本集團從該投資接收現金之權利過期，或本集團將與該資產所有權相關的風險及報酬充分轉讓後，該投資將不再被確認。可供銷售的金融資產和按公允價值計量並通過損益表處理之金融資產將以公允價值列示。貸款與應收賬項及持有到期投資按實際利率法攤余後的成本列示。當按公允價值計量並通過損益表處理之金融資產的公允價值發生變化時，產生的實現或未實現之損益在產生之期間列示於利潤表內。歸類於買賣投資的非貨幣性有價證券之公允價值變化產生的實現或未實現損益確認為權益。當該等有價證券被出售或減值時，累計公允價值之調整列示於利潤表中投資有價證券之損益項目。

金融資產之賬面價值逐項或分類在每年結算日作檢查，以評估是否有明顯證據表明其價值已下跌至低於賬面價值。評估準備出售之證券投資之價值時，可考慮其公允價值是否已呈現非短期明顯下降。若存在上述情況，則需沖減有關證券之賬面價值，收購成本與當前公允價值的差額扣除已於前期損益表中確認之減值虧損應於權益中扣除，同時於當期損益表中確認。於權益中確認之減值虧損在轉回時不通過損益表確認。

3 會計政策之改變 *(續)*

3.7 應收及其他應收款項

應收及其他應收款項以公允價值入賬並於之後按有效利率調整入賬成本及計提減值。若已有足夠證據證明集團無法根據最初條款收回應收及其他應收款項，則應提取與該款項相關的減值準備。減值準備的金額為該項資產現值與按照實際利率法折現之預計未來現金流之差額。減值準備於損益表中予以確認。

3.8 借款

借款以公允價值扣減所發生之交易成本確認。交易成本為與獲得、發行或處置某項金融資產及負債直接相關之成本，包括支付中介、顧問、經紀人和經銷商之佣金費用、監管機構或證券交易所之收費、轉移稅及關稅。借款以攤銷成本列示，扣除交易成本後之收入與償還價值之差額於損益表中按照實際利率法在借款期間中確認。

除集團有不受限制之權利於資產負債表日之後至少12個月償付之負債，其他均確認為流動負債。

4 財務風險管理

4.1 財務風險因素

集團之經營存在如下財務風險：外匯匯率風險、信用風險、流動性風險、現金流量風險及公允利率風險。集團之總體財務風險控制體系著力於控制資金市場之不確定性並減少其對集團財務狀況之不利影響。

(a) 外匯匯率風險

集團之外匯匯率風險來自用外幣（主要為美元）進行之經營活動。集團已訂立遠期外匯交易合同規避已確定負債之匯率風險。集團董事確認集團剩餘之外匯匯率風險已減至微小。

(b) 信用風險

除與一客戶及一關聯公司的約人民幣50,893,000元的長期應收款項外，集團無重大的集中性信用風險，因其銷售均面向具有適當信用記錄的客戶。

(c) 流動性風險

由於本集團大部分借貸為短期銀行貸款，故本集團於二零零五年六月三十日有淨流動負債約人民幣1,237,896,000元。本公司董事有信心本集團可令大部分短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

於二零零五年六月三十日，本集團尚未使用之銀行貸款信用額度為人民幣2,028,000,000元。本公司董事認為於資產負債日不存在著重大的流動性風險。

4 財務風險管理 *(續)*

4.1 財務風險因素 *(續)*

(d) 現金流及公允利率風險

由於集團無重大的須承擔利率的資產，影響集團收益及經營性現金流量的利率風險主要來自固定利率之長期借款。集團董事認為未來利率之取向與集團有利，利率風險甚小。

4.2 衍生金融工具及套期交易之會計處理

自二零零四年一月一日至二零零四年十二月三十一日：

衍生金融工具分為套期工具及非套期工具。根據集團風險管理政策規定，滿足套期會計條件的交易為套期交易；其他交易即使基於管理風險設置(集團禁止投機交易)也僅被定義為「用於銷售」。集團以成本記錄衍生金融工具。衍生金融工具之損益於套期交易完成時計入損益表。

對於定義為套期的外匯匯率工具，訂立合同時之即期匯率與遠期匯率之溢價(折價)按照權責發生制計入損益表之財務收入或費用中。

自二零零五年一月一日起：

衍生金融工具在訂立衍生合同時以公允價值確認，之後以公允價值計量。其損益之確認由該金融工具是否為套期工具決定。集團的衍生金融工具包括：(a)公允價值套期；及(b)現金流量套期。

在套期交易下，集團在交易開始時即記錄套期工具與套期項目之間的關係、建立各種套期交易之風險管理目標及策略；同時也記錄自交易初始日起持續時間內套期交易使用之衍生金融工具是否易受套期項目公允對沖價值變化之影響。

(a) 公允價值套期

定義為公允價值套期之衍生金融工具之公允價值之變化在損益表中確認，與套期風險相關之套期資產或負債之公允價值之變化也同時在損益表中確認。

(b) 現金流量套期

定義為現金流量套期的有效套期的公允價值的變動確認在權益中。與無效套期相關的損失或利得立即確認在損益表中。

當預期交易發生時，累在權益中的利得或損失將計入損益表中。但是，當預期交易導致了一項非金融資產(如存貨)或負債的確認時，之前遞延計入權益的利得或損失應包括在該項資產或負債的初始成本中。

4 財務風險管理 *(續)*

4.2 衍生金融工具及套期交易之會計處理 *(續)*

自二零零五年一月一日起：*(續)*

***(b) 現金流量套期** (續)*

當套期工具期滿或出售時，或當套期不再符合套期會計的條件時，任何確認在權益中的累積利得或損失，仍應單獨保留在權益中，直至預期交易發生時計入損益表中。當預期交易不再發生時，任何確認在權益中的累積利得或損失，將立即確認在損益表中。

(c) 不符合套期會計條件的衍生金融工具

對於不符合套期會計的衍生金融工具，該等衍生金融工具之公允價值的變化在損益表中直接予以確認。

5 分部信息

(a) 主要的分部信息 — 地區分部信息

本集團的活動主要集中在中國，按地區分部的資料分析如下：

	(未經審計) 截至二零零五年六月三十日止六個月						
	青島地區	其他 山東地區	華北地區	華南地區	海外市場 *(附註a)*	合併抵銷	合計
營業額							
對外銷售	1,402,349	420,844	1,193,749	1,313,736	128,312	—	4,458,990
分部間往來	121,430	172,055	30,036	16,908	—	(340,429)	—
營業額	1,523,779	592,899	1,223,785	1,330,644	128,312	(340,429)	4,458,990
營業盈利							
分部業績	206,152	2,823	59,937	50,580	36,609		356,102
未分配開支淨額							(14,930)
經營盈利							341,172
理財成本							(36,622)
應佔聯營公司虧損	(3,150)	—	—	—	—		(3,150)
除稅前盈利							301,400
稅項							(83,191)
除稅後盈利							218,209
其他資料							
折舊	48,912	39,942	60,403	115,785	332	—	265,374
攤銷	5,644	3,416	7,395	10,985	—	—	27,440
於損益表中確認的資產減值準備	—	19,664	12,974	14,717	—	—	47,355
於損益表中沖回的資產減值準備	—	(767)	—	—	—	—	(767)

5 分部信息 *(續)*

(a) 主要的分部信息 — 地區分部信息 *(續)*

	(未經審計) 截至二零零四年六月三十日止六個月						
	青島地區	其他 山東地區	華北地區	華南地區	海外市場 *(附註a)*	合併抵銷	合計
營業額							
對外銷售	1,073,567	471,163	974,802	1,205,720	147,338	—	3,872,590
分部間往來	130,039	36,537	59,646	13,801	—	(240,023)	—
營業額	1,203,606	507,700	1,034,448	1,219,521	147,338	(240,023)	3,872,590
營業盈利							
分部業績	138,344	(1,210)	44,795	115,820	44,499		342,248
未分配開支淨額							(74,970)
經營盈利							267,278
理財成本							(21,646)
應佔聯營公司經營虧損	(4,416)	—	—	—	—		(4,146)
除稅前盈利							241,486
稅項							(75,637)
除稅後盈利							165,849
其他資料							
折舊	49,859	37,758	62,316	83,446	—	—	233,379
攤銷	12,994	320	1,231	4,777	—	—	19,322
於損益表中確認的資產減值準備	3,885	2,856	23,707	16,472	—	—	46,920

5 分部信息*(續)*

(a) 主要的分部信息 — 地區分部信息*(續)*

	(未經審計) 於二零零五年六月三十日						
	青島地區	其他山東地區	華北地區	華南地區	海外市場 *(附註a)*	合併抵銷	合計
資產							
分部資產	6,350,058	1,205,696	2,172,819	5,269,810	—	(5,286,622)	9,711,761
投資於聯營公司	18,162	—	—	—	—	—	18,162
未分配資產							876,589
							10,606,512
負債							
分部負債	1,324,009	1,118,129	1,715,532	3,747,710	—	(3,710,600)	4,194,780
未分配負債							996,052
							5,190,832
資本性支出	23,623	17,638	39,653	832,894	112	—	913,920

	於二零零四年十二月三十一日						
	青島地區	其他山東地區	華北地區	華南地區	海外市場 *(附註a)*	合併抵銷	合計
資產							
分部資產	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
投資於聯營公司	71,641	—	—	—	—	—	71,641
未分配資產							874,236
							9,820,533
負債							
分部負債	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
未分配負債							656,136
							4,522,072
資本性支出	121,747	46,227	660,992	573,756	—	—	1,402,722

附註a： 海外市場指經集團海外附屬公司銷售給除中國以外(包括香港)等地區的收入，或集團內中國分公司／附屬公司對海外的銷售。與該部分收入相對應的分部資產及負債對於集團總體影響微小。

(b) 次要的分部信息 — 業務分部信息

本集團之唯一主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

6 資本性支出

	商譽	商標	專有技術	其他	無形資產總計	不動產、廠房及設備	租賃土地預付款
於二零零五年一月一日之賬面淨值	214,001	74,271	8,050	26,301	322,623	5,349,607	595,593
收購附屬公司 *(附註26)*	120,256	2,700	—	—	122,956	380,709	43,725
其他增加	—	—	—	1,522	1,522	134,557	59,138
出售或報廢	—	—	—	—	—	(34,494)	—
折舊及攤銷	—	(7,839)	(931)	(1,112)	(9,882)	(265,374)	(17,558)
資產減值準備	(10,265)	—	—	—	(10,265)	(47,355)	—
減值準備轉回	—	—	—	—	—	767	—
於二零零五年六月三十日之賬面淨值	323,992	69,132	7,119	26,711	426,954	5,518,417	680,898
於二零零四年一月一日之賬面淨值	151,306	76,726	10,246	18,763	257,041	4,931,270	536,277
增加	18,039	151	—	9,251	27,441	253,753	1,327
出售或報廢	—	—	—	—	—	(9,600)	—
折舊及攤銷	(9,580)	(1,335)	(931)	(2,194)	(14,040)	(233,379)	(5,282)
資產減值準備	—	—	—	—	—	(46,920)	—
於二零零四年六月三十日之賬面淨值	159,765	75,542	9,315	25,820	270,442	4,895,124	532,322
收購附屬公司	80,818	—	—	60	80,878	386,750	109,336
增加	—	—	—	386	386	538,380	3,583
出售或報廢	—	—	—	—	—	(181,104)	(39,959)
折舊及攤銷	(13,583)	(1,271)	(1,265)	35	(16,084)	(275,370)	(13,644)
資產減值準備	—	—	—	—	—	(15,581)	—
減值準備轉回	—	—	—	—	—	1,408	—
於二零零四年十二月三十一日之賬面淨值	214,001	74,271	8,050	26,301	322,623	5,349,607	595,593

7 不動產、廠房及設備

不動產、廠房及設備項目的變動如下：

	房屋建築物	機器設備	運輸設備	其他設備	在建工程	合計
成本或估值						
二零零五年一月一日	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
收購附屬公司(未經審計)	127,967	583,215	5,282	2,753	—	719,217
增加(未經審計)	3,940	11,782	19,940	16,587	82,308	134,557
在建工程轉入(未經審計)	4,227	59,761	1,312	1,181	(66,481)	—
出售或報廢(未經審計)	(14,027)	(120,469)	(15,569)	(15,874)	—	(165,939)
二零零五年六月三十日(未經審計)	2,839,639	5,810,148	408,783	285,137	78,438	9,422,145
累計折舊及累計減值準備						
二零零五年一月一日	629,437	2,401,088	198,067	156,111	—	3,384,703
本期折舊(未經審計)	37,146	183,327	21,388	23,513	—	265,374
收購附屬公司(未經審計)	18,828	312,659	3,785	3,236	—	338,508
處置固定資產轉回(未經審計)	(9,473)	(100,441)	(11,492)	(10,039)	—	(131,445)
資產減值準備(未經審計)	—	47,151	204	—	—	47,355
減值準備轉出(未經審計)	—	(185)	(582)	—	—	(767)
二零零五年六月三十日(未經審計)	675,938	2,843,599	211,370	172,821	—	3,903,728
賬面淨額						
二零零五年一月一日	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
二零零五年六月三十日	2,163,701	2,966,549	197,413	112,316	78,438	5,518,417

截至二零零五年六月三十日止，本集團無房屋建築物、機器設備、運輸設備及工具(二零零四年十二月三十一日：賬面淨值人民幣239,430,000元)為銀行借款(二零零四年：人民幣165,500,000元)作抵押(詳見附註16)。

截至二零零五年六月三十日止，本集團有淨值約人民幣291,191,000元(二零零四年十二月三十一日：人民幣310,844,000元)的房屋建築物的《房屋所有權證》尚待辦理。此外，本集團有淨值約人民幣28,493,000元(二零零四年：人民幣35,072,000元)的土地使用權的《國有土地使用證》尚待辦理。經參考法律顧問意見後，本公司董事認為本集團辦理該等《房屋所有權證》及《國有土地使用權證》並不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。

此外，於二零零五年六月三十日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地。在該等土地上的房屋建築物淨值共約人民幣21,508,000元(二零零四年十二月三十一日：人民幣21,885,000元)。本公司董事認為該事項對本集團的正常營運並不構成重大影響，因此無須計提固定資產減值準備。

8 無形資產

本期間無形資產變動如下：

	截至二零零五年六月三十日止六個月				
	商譽 (i)	商標 (ii)	專有技術 (iii)	軟體及其他	合計
於二零零四年六月三十日					
成本	280,378	103,497	18,629	33,386	435,890
累計攤銷	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
賬面淨值	214,001	74,271	8,050	26,301	322,623
截至二零零五年六月三十日止六個月					
期初賬面淨值	**214,001**	**74,271**	**8,050**	**26,301**	**322,623**
收購附屬公司(未經審計)	**120,256**	**2,700**	**—**	**—**	**122,956**
本期其他增加(未經審計)	**—**	**—**	**—**	**1,522**	**1,522**
本期攤銷(未經審計)	**—**	**(7,839)**	**(931)**	**(1,112)**	**(9,882)**
減值準備(未經審計)	**(10,265)**	**—**	**—**	**—**	**(10,265)**
期末賬面淨值(未經審計)	**323,992**	**69,132**	**7,119**	**26,711**	**426,954**
於二零零五年六月三十日					
成本(未經審計)	**400,634**	**106,197**	**18,629**	**34,908**	**560,368**
累計攤銷及減值準備(未經審計)	**(76,642)**	**(37,065)**	**(11,510)**	**(8,197)**	**(133,414)**
賬面淨值(未經審計)	**323,992**	**69,132**	**7,119**	**26,711**	**426,954**

(i) 商譽

本期間商譽的增加主要是由於收購一家新的附屬公司而形成(詳見附註26(b))。

(ii) 商標

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標是以中國國家國有資產管理局認定的評估值入賬。

本公司董事認為由於上述商標對公司營運非常重要，並預期能為本集團及本公司帶來持續的經濟利益。因此，上述商標按40年攤銷。

其他商標是於收購附屬公司時取得，並按照其收購時的公允值入賬，並按其估計值使用年限由五年至十年攤銷。

(iii) 專有技術

專有技術是於附屬公司重組時，由一少數股東投入該附屬公司作為資本投資。此專有技術按照該附屬公司各股東議定之金額為公允值入賬，並按照其預計經濟利益，估計為十年的預計經濟效益流入期以直線法作出分期攤銷。

9 存貨

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
原材料、包裝物及輔助材料	**1,164,878**	1,147,447
在製品	**189,972**	162,750
產成品	**116,300**	114,278
	1,471,150	1,424,475
減：存貨跌價準備	**(56,522)**	(41,644)
存貨淨額	**1,414,628**	1,382,831

10 應收賬款

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
應收賬款 — 第三方	**351,489**	271,749
應收關聯公司賬款 *(附註27(b))*	**29,440**	28,955
減：壞賬準備	**(168,296)**	(141,285)
	212,633	159,419

應收賬款之賬齡分析如下：

	（未經審計）二零零五年六月三十日			二零零四年十二月三十一日		
	金額	壞賬準備	淨額	金額	壞賬準備	淨額
一年以內	**192,739**	**(704)**	**192,035**	139,701	(4,150)	135,551
一至二年	**42,170**	**(37,346)**	**4,824**	38,205	(32,030)	6,175
二至三年	**38,904**	**(38,785)**	**119**	57,831	(56,078)	1,753
三年以上	**107,116**	**(91,461)**	**15,655**	64,967	(49,027)	15,940
合計	**380,929**	**(168,296)**	**212,633**	300,704	(141,285)	159,419

本集團對個別預計可能發生壞賬的應收賬款計提壞賬準備。此外，本集團根據以往經驗及個別客戶的實際情況，對賬齡超過兩年以上的賬款及有確鑿證據證明不能回收的應收賬款計提了全額壞賬準備。對個別客戶欠款預計可部分回收的金額，按預計不能回收部分計提了準備。

如附註27(e)所述，本集團與一名客戶及一關聯公司就有關的應收賬款達成分期還款協議。

因本集團的客戶數量多且分佈地區廣，故沒有重大信用風險。應收賬款的賬面淨值與該等款項於二零零五年六月三十日的公允價值接近。

11 衍生金融工具

	二零零五年六月三十日	
	資產 （未經審計）	負債 （未經審計）
遠期外匯交易合同 — 無效的套期	**10,104**	**—**

截至二零零五年六月三十日止，本集團與銀行簽訂的購入美元的遠期外匯合同，累計金額為100,400,000美元（約折合人民幣830,961,000元）。所有遠期合同將分別於二零零五年十一月和二零零六年二月到期。董事會認為該等合同非為投機目的而簽訂，僅為降低本公司現有未償還美元借款的匯率風險而簽訂。但是，由於不符合如附註4.2所述的香港會計準則39號規定的套期會計的條件，該項衍生金融工具以公允價值計量，由於公允價值的變化產生的收益約人民幣8,812,000元立即被確認在損益表中。

12 股本

截至二零零五年六月三十日，本公司的股本為人民幣1,308,219,178股（二零零四年十二月三十一日：1,060,000,000股），每股面值人民幣1元。

	二零零五年六月三十日		二零零四年十二月三十一日	
	人民幣 *（千元）* （未經審計）	股數 *（千）* （未經審計）	*人民幣* *（千元）*	股數 *（千）*
國家持有股	**399,820**	**399,820**	399,820	399,820
境內法人持有股	**53,330**	**53,330**	53,330	53,330
境內上市的人民幣普通股（「A股」）	**200,000**	**200,000**	200,000	200,000
境外上市的外資股（「H股」）	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

於二零零五年四月十二日，本公司向安海斯 — 布希公司（「A-B公司」）發行的價值分別為港幣627,120,000元及港幣508,275,000元（合計約折合人民幣1,203,755,000元）第二部分及第三部分可轉換公司債券已按每股港幣4.68元及每股港幣4.45元（折合人民幣分別約為4.96元及4.72元）的價格全部轉為本公司248,219,178股H股。自此，本公司發行的可轉換公司債券已全部轉為本公司的股本。

截至二零零五年六月三十日，上述所有股本已全額繳足。

13 其他儲備

	(未經審計)					
	股本溢價	資本儲備	盈餘公積金	公益金	累計外幣報表折算差額	合計
二零零四年一月一日	2,115,258	12,921	218,185	176,978	111	2,523,453
外幣報表折算差額	—	—	—	—	331	331
二零零四年六月三十日	2,115,258	12,921	218,185	176,978	442	2,523,784
豁免的借款	—	4,331	—	—	—	4,331
提取盈餘公積	—	—	58,104	—	—	58,104
提取公益金	—	—	—	45,515	—	45,515
外幣報表折算差額	—	—	—	—	(1,646)	(1,646)
二零零四年十二月三十一日	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
二零零五年一月一日，同上	**2,115,258**	**17,252**	**276,289**	**222,493**	**(1,204)**	**2,630,088**
可轉換債券轉股 *(附註12)*	**942,973**	—	—	—	—	**942,973**
外幣報表折算差額	—	—	—	—	**3,578**	**3,578**
其他	—	**550**	—	—	—	**550**
二零零五年六月三十日	**3,058,231**	**17,802**	**276,289**	**222,493**	**2,374**	**3,577,189**

14 應付賬款

	二零零五年六月三十日 (未經審計)	二零零四年十二月三十一日
應付賬款 — 第三方	**893,420**	658,054
應付關聯方 *(附註27(b))*	**54**	1,007
	893,474	659,061

應付賬款的賬齡分析如下：

	二零零五年六月三十日 (未經審計)	二零零四年十二月三十一日
一年內	**833,888**	620,543
一年至二年	**22,408**	17,122
二年至三年	**11,855**	5,294
三年以上	**26,321**	16,102
	893,474	659,061

15 應付票據

本集團的應付票據均為六個月以內。本集團貨幣資金中約人民幣27,797,000(二零零四年十二月三十一日:人民幣32,226,000)的人民幣存款已作為本集團應付票據之抵押。

16 銀行借款

	二零零五年六月三十日			二零零四年十二月三十一日		
	短期 (未經審計)	長期 (未經審計)	總計 (未經審計)	短期	長期	總計
償還期:						
— 一年內	**1,264,596**	**87,541**	**1,352,137**	1,355,192	24,442	1,379,634
— 二至五年	**—**	**8,490**	**8,490**	—	47,573	47,573
— 超過五年	**—**	**16,434**	**16,434**	—	18,729	18,729
	1,264,596	**112,465**	**1,377,061**	1,355,192	90,744	1,445,936
減:一年內到期部分	**(1,264,596)**	**(87,541)**	**(1,352,137)**	(1,355,192)	(24,442)	(1,379,634)
長期部分	**—**	**24,924**	**24,924**	—	66,302	66,302

於二零零五年六月三十日,本集團有約人民幣19,234,000元(二零零四年十二月三十一日:人民幣19,234,000元)的借款是由關聯方青島啤酒集團有限公司(「青啤集團」)提供信用擔保,另有約人民幣66,212,000元(二零零四年十二月三十一日:無)的借款是由子公司的小股東 — 泰聯釀造(開曼群島)有限公司(「泰聯釀造」)提供擔保。

於二零零五年六月三十日,本公司的附屬公司的借款內有約人民幣282,148,000元(二零零四年十二月三十一日:人民幣128,000,000元)由本公司提供擔保。

於二零零五年六月三十日,本集團無由房屋、建築物及機器設備作為抵押的借款(二零零四年十二月三十一日:人民幣165,500,000元)(附註7)。

本集團有約人民幣19,234,000元(二零零四年:人民幣49,894,000元)的借款於附屬公司作出債務重組或兼併時獲得免息優惠。其他未償還借款之年利率為4.78%至5.31%不等(二零零四年:2%至6.90%)。

本期間,人民幣、港幣及美元借款的有效年利率分別為4.15%,3.25%及3.81%。

借款的賬面價值與其公允價值幾乎相等。

17 撥備

	二零零五年 六月三十日 (未經審計)	二零零四年 十二月三十一日
與青島光明集團公司(「光明公司」)的未決訴訟	**27,000**	27,000

17 撥備 *(續)*

根據山東省高級人民法院(「省高院」)於二零零四年四月二日做出的一審判決，本公司需返還光明公司(本集團的前分銷商)貨款及折價款等合計約人民幣27,000,000元。本公司對一審判決結果不服，已在法定上訴期內向省高院提出申訴請求。截至本報表發出日止，該上訴程式正在進行中而仍未作出判決。本公司董事未能就有關結果作出估算，故本集團仍繼續保留二零零四年度根據一審判決時裁定的賠償金額計提的全額準備金。

18 其他利得，淨額

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審計)	(未經審計)
衍生金融工具：		
— 遠期合同：非套期交易	**8,812**	—
可轉換債券遞延收入的確認	**12,641**	1,205
利息收入	**5,058**	4,405
可供銷售的金融資產的減值準備	**(1,620)**	(4,244)
	24,891	1,366

19 分性質列示之費用

包含於銷售成本、其他業務利潤／(費用)、銷售費用及行政及其他經營開支中的費用列示如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審計)	(未經審計)
員工成本	**167,852**	151,244
存貨成本(含直接材料、直接人工及製造費用)	**2,946,032**	2,512,000
固定資產折舊 *(附註6)*	**265,374**	233,379
無形資產及租賃土地預付款的攤銷 *(附註6)*	**27,440**	19,322
壞賬準備	**22,270**	10,108
不動產、廠房及設備的減值準備 *(附註6)*	**46,588**	46,920
商譽的減值準備 *(附註6)*	**10,265**	—
存貨減值準備	**15,352**	14,982
未決訴訟之撥備	**—**	51,068
補貼收入	**(28,386)**	(29,485)

20 理財成本

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審計)	(未經審計)
銀行借款及透支的利息支出	**42,887**	24,728
外幣匯兑淨收益	**(6,265)**	(3,082)
	36,622	21,646

21 稅項

(a) 所得稅

	截至六月三十日止六個月	
	二零零五年 (未經審計)	二零零四年 (未經審計)
當期稅項		
— 香港利得稅*(i)*	**1,665**	1,453
— 中國企業所得稅*(ii)*	**81,789**	74,483
減：遞延稅項暫時性差異之轉回	**(362)**	(299)
	83,191	75,637

(i) ***香港利得稅***

香港利得稅乃根據本期估計應課溢利依稅率17.5%(二零零四年：17.5%)之稅率作出準備。

(ii) ***中國企業所得稅***

中國企業所得稅乃根據本期的業績按國家規定的須繳納部份計算，所有可以享受到的免稅優惠已考慮在內。

根據國家稅務總局在一九九四年四月十八日發出之一份批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的應課稅溢利暫按15%的稅率徵收所得稅，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，延長這項稅務優惠直至另行通知。

青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業並可享受經抵銷累計虧損後，由首個獲利年度起計兩免三減半繳交所得稅。本年為郴州公司第四個獲利年度以及深朝日第五個獲利年度，因此，郴州公司及深朝日分別按16.5%及7.5%計算繳納所得稅。

深圳市青島啤酒華南營銷有限公司、深圳市青島啤酒華南投資有限公司、青島啤酒(珠海)有限公司、青島啤酒(斗門)麥芽有限公司及青島啤酒(廈門)有限公司和青島啤酒(廈門)銷售有限公司因分別於深圳、珠海及廈門經濟特區成立及經營，按有關稅務條例以15%計算繳納所得稅。

本集團內其他於中國成立及營運的附屬公司的應納稅所得額按標準稅率33%計算應課所得稅。

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。

21 稅項（續）

(c) 消費稅

根據中國財政部、國家稅務總局頒佈了《關於調整酒類產品消費稅政策的通知（財稅[2001]84號）》規定每噸啤酒出廠價格（含包裝物及包裝物押金）在3,000元以上的，單位消費稅額為每噸250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

22 每股盈利

每股基本盈利按期內已發行普通股之加權平均數（不包括公司購買的發行在外的普通股和作為庫存股份的普通股）計算股東應佔盈利。

	截至六月三十日止六個月	
	二零零五年（未經審計）	二零零四年（未經審計）
股東應佔盈利（千元）	**173,640**	144,774
已發行普通股之加權平均數（千）	**1,168,339**	1,060,000
每股基本盈利（人民幣每股）	**0.15**	0.14

每股攤薄盈利根據期內已發行普通股之加權平均數，加上假設所有未行使換股權之潛在股本皆已轉換成股權之加權平均數計算。於二零零四年度，每股攤薄盈利根據1,294,137,362股普通股計算，即期內已發行普通股之加權平均數，加上假設所有未行使換股權之強制性可換股債券（附註11所示）皆已於二零零四年一月一日轉換成股權之加權平均數234,137,362股普通股計算。於本期間，本公司並無未行使股權之潛在股本，因此無每股攤薄盈利。

23 股息

	截至六月三十日止六個月	
	二零零五年（未經審計）	二零零四年（經審計）
2005中期按每股0.15元（2004：0.20元）實際派發之股息	**59,852**	—
中期建議的股利分配	**—**	—
	59,852	—

本公司於二零零五年六月二十三日召開的股東大會批准分配的二零零四年度的股息為人民幣196,232,877元（每股人民幣0.15元）。董事會未對截至二零零五年六月三十日止六個月的中期業績提出股利分配方案（二零零四年六月三十日：無）。

24 或有負債

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，本集團取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零五年六月三十日，本集團及本公司仍未完成該等計劃的制訂；而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

25 承諾事項

(a) 資本性承諾

截至二零零五年六月三十日止，本集團並無重大已授權但未簽署合約及未於財務報表內作出準備之資本承諾。

本集團於本期間已簽署合約但未於財務報表內作出準備之資本承諾如下：

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
建築工程	**32,558**	58,077
投資於聯營公司	**1,500**	221,350
	34,058	279,427

(b) 經營租賃承諾

於二零零四年六月三十日，集團根據不可撤銷之物業的經營租賃之最低承諾如下：

	二零零五年六月三十日（未經審計）	二零零四年十二月三十一日
一年以內	**1,128**	2,490

26 業務合併

(a) 與二零零四年的財務報表比較，本集團於本期間因新收購而被納入合併範圍的子公司情況如下：

子公司名稱	收購日期	註冊地點	註冊資本	本公司持有權益比例(%) 直接	本公司持有權益比例(%) 間接	經營範圍
南寧青島啤酒有限公司（「南寧公司」）	二零零五年二月	中國南寧	人民幣730,000,000	—	71.25%	國內啤酒生產及銷售

於二零零三年六月，本公司之子公司青島啤酒華南投資有限公司（「華南投資」）受讓泰聯釀造持有的南寧公司30%的股權，相關法律手續已於二零零四年一月辦理完畢。於二零零四年五月，華南投資又與泰聯釀造簽署了另一份股權轉讓協議，華南投資以人民幣200,880,000元的代價受讓泰聯釀造持有的南寧公司額外45%之股權，相關的股權轉讓手續已於二零零五年二月辦理完畢。上述股權轉讓完成後，本公司對南寧公司之間接權益比例由28.5%增加到71.25%，南寧公司亦成為本公司的子公司。

26 業務合併 *(續)*

(b) 子公司的收購

新購入的子公司的淨資產及從業務合併中形成的商譽的具體情況如下：

	南寧公司 （未經審計）
收購所得淨資產	
固定資產	380,881
其他長期資產	124,380
應收及其他應收款項	20,835
現金及現金等價物	26,148
長期銀行借款	(66,212)
應付及其他應付款項	(301,459)
未交稅金	(5,408)
淨資產	179,165
新增45%的股權享有的淨資產	80,624
商譽	120,256
收購款	200,880
收購子公司產生之現金淨流量：	
收購款	200,880
收購時的貨幣資金餘額	(26,148)
收購子公司產生的現金淨支出	174,732

27 與關聯企業的交易

當企業能直接或間接的對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於截至二零零五年六月三十日止期間與關聯企業的主要交易列示如下：

	截至六月三十日止六個月	
	二零零五年 **（未經審計）**	二零零四年 （未經審計）
自關聯公司採購	**118,211**	97,461
向關聯公司銷售	**115,627**	169,432

上述關聯交易按照集團與關聯方之協議價格進行。

27 與關聯企業的交易（續）

(b) 本集團於二零零五年六月三十日與關聯企業的主要往來餘額如下：

	二零零五年 六月三十日 （未經審計）	二零零四年 十二月三十一日
包括：		
應收賬款及其他長期資產*(e)*	**87,001**	86,516
押金、預付賬款及其他應收款	**15,490**	16,644
應付賬款	**54**	1,007
其他應付款及長期應付款：		
— A-B公司*(f)*	**125,217**	124,151
— 其他關連方	**10,562**	13,635
銷售按金及預收賬款	**1,771**	1,271

除下列附註(e)及(f)所述情況，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

(c) 約人民幣19,234,000（二零零四年十二月三十一日：人民幣19,234,000）之借款由青啤集團提供保證。

(d) 截至二零零五年六月三十日，本集團通過中國交通銀行及中國工商銀行以委託貸款形式提供約人民幣2,679,765,000（二零零四年十二月三十一日：人民幣2,345,371,000）的借款予子公司。上述委託貸款為一年內到期及無擔保。其中，約人民幣1,857,940,000（二零零四年十二月三十一日：人民幣1,428,320,000）之委託貸款獲得免息優惠，其他借款之年利率為2%至5.02%不等（二零零四年：2%至5.02%）。

(e) 於二零零一年度，本集團與青島世紀新科啤酒開發有限公司（「世紀新科」）及本集團的關聯公司 — 青島啤酒（廣州）總經銷有限公司（合稱「欠款人」）就合計人民幣105,000,000元的應收賬款（「欠款」）達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按八年分期歸還此項欠款。截至二零零五年六月三十日止，該應收款項未償還金額（扣除有關準備後）人民幣15,000,000元及人民幣35,892,810元（二零零四年六月三十日：人民幣10,000,000元及人民幣53,808,000元），按照協議付款期限分別在集團簡明資產負債表中列示為應收賬款及其他長期資產。青啤集團為此欠款提供擔保。

(f) 於二零零三年十月，本公司的子公司 — 青島啤酒（香港）貿易有限公司（「香港公司」）與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元（約124,148,000元）（「借款」）予香港公司。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該貸款之償還作擔保。

27 與關聯企業的交易 *(續)*

(g) 高級管理人員薪酬

	截至六月三十日止六個月	
	二零零五年 (未經審計)	二零零四年 (未經審計)
基本薪金、津貼及非現金利益	**534**	508
退休金供款	**14**	17
	548	525

28 資產負債表日後事項

(a) 二零零五年四月，本公司與青島啤酒招商物流有限公司(「青啤招商物流」)的另外兩位元股東達成增資協議：本公司和另外兩位股東分別向青啤招商物流增資人民幣1,500,000元、人民幣2,250,000元和人民幣1,250,000元。增資後，青啤招商物流的註冊資本由5,000,000元增加至10,000,000元。該增資的相關手續已於二零零五年七月完成，本公司所持青啤招商物流之權益比例保持不變。

(b) 於二零零五年八月十二日，根據本公司與第29屆奧林匹克組織委員會簽訂的協議，本公司正式成為北京2008奧運會的贊助商之一。

29 比較資料

本集團採納自二零零五年一月一日起生效的新香港財務報告準則。誠如附註3所述，該項變動導致部分賬項之呈報需予改變，比較數字亦已相應予以重列以符合本期之呈列方式。

(除特別註明外，金額單位為人民幣千元)

會計報表差異調節表

本集團根據中國企業會計準則、《企業會計制度》及有關法規(「中國會計準則」)，為於中國發行之A股股東編製了一套本期間的未經審計的法定財務報表。

由於中國會計準則與香港財務報告準則的不同，導致按兩種準則分別編製的本集團的資產、負債及淨利潤有所差別。主要差異列示如下：

對於綜合淨資產之影響：

	二零零五年六月三十日(未經審計)	二零零四年十二月三十一日
按中國會計準則計算之淨資產：	**4,796,588**	3,586,682
按香港財務報告準則所作之調整：		
因按中國會計準則及香港會計準則採用不同匯率而產生之調整	**141,253**	141,253
在匯率並軌前購入資產須多提的固定資產折舊	**(135,147)**	(129,407)
兩種準則下對業務合併採用不同的會計政策引起的差異	**(57,969)**	(64,472)
因採用香港財務報告準則第3號對負商譽年初餘額的調整	**80,971**	—
衍生金融工具公允價值的確認	**10,104**	—
因固定資產折舊產生之遞延稅項	**(5,386)**	(5,647)
對可換股債券面值及利息費用使用不同會計政策	**—**	1,228,787
其他	**(3,068)**	(3,068)
按香港財務報告準則計算之淨資產	**4,827,346**	4,754,128

對於綜合淨利潤之影響：

	截至六月三十日止六個月 二零零五年(未經審計)	二零零四年(未經審計)
按中國會計準則計算之淨利潤：	**163,154**	148,251
按香港財務報告準則所作之調整：		
在匯率並軌前購入資產須多提的固定資產折舊	**(5,740)**	(5,740)
附屬公司獲豁免償還之欠款	**306**	1,259
因固定資產折舊產生之遞延稅項	**263**	(529)
兩種準則下對業務合併採用不同的會計政策引起的差異	**6,502**	(5,086)
對可換股債券面值及利息費用使用不同會計政策	**9,763**	7,031
衍生金融工具公允價值的確認	**(608)**	—
其他	**—**	(412)
按香港財務報告準則計算之股東應佔盈利	**173,640**	144,774

管理層討論與分析

1、上半年經營情況回顧

二零零五年上半年，國內經濟持續穩定增長，全國啤酒總產量達到1,445萬千升，同比增長了2.63%。

儘管面臨能源、運輸及原料價格持續上漲等諸多不利因素，但公司在年度工作方針的指引下，緊緊圍繞由著力於生產規模擴大向著力於運營能力提高轉變的工作重心開展工作，繼續保持了主要經濟指標的持續增長。

上半年，公司共實現啤酒產銷量205.9萬千升，同比增長9.7%，經營性現金淨流入增長至9.77億元，同比增長13.2%。配合品牌發展戰略，公司對「激情成就夢想」品牌主張進行了深入的推廣，從而鞏固和擴大了青島啤酒在國內中高檔市場的領先地位。公司前六大品牌的銷量已佔總銷量的64%，提高了五個百分點。

2、募集資金使用情況

報告期內公司無A股募集資金或前期募集資金使用到本期的情況。

3、下半年業務展望

下半年公司將在保持總銷量快速增長的同時，加大品種結構的調整力度，不斷改善公司盈利能力和水平。公司對完成全年啤酒產銷量目標充滿信心。

重要事項

1. 股息

根據本公司章程規定，本公司將不會就截至二零零五年六月三十日止的六個月派發中期股利。

2. 報告期內重大訴訟、仲裁事項

截止報告期末，青島市光明總公司訴本公司違反經銷合同上訴一案仍處於最高人民法院審理進程中，無最新進展。

3. 二零零五年六月二十三日，公司二零零四年度股東年會選舉產生第五屆董事會成員：李桂榮、金志國、孫明波、劉英弟、孫玉國、Stephen J. Burrows、Mark F. Schumm、楚振剛、付洋、李燕、潘昭國；選舉產生第五屆監事會成員：孫賈堯、劉清遠、鍾明山、陳軍、鄭曉凡；另外，于嘉平、黃祖江、任增貴被推選為職工代表出任的監事。伍海華、譚禮寧、潘桂榮因任期屆滿退任公司董事，吳玉亭、David Renaud因任期屆滿退任公司監事。

   同日，公司第五屆董事會第一次會議選舉李桂榮為董事長，金志國、Stephen J. Burrows為副董事長；聘任金志國為公司總裁；聘任孫明波為公司常務副總裁、樊偉為公司總工程師、孫玉國為副總裁兼總會計師；聘任嚴旭、張學舉、曹向東、姜宏、張安文為公司副總裁；聘任袁璐為公司董事會秘書。公司第五屆監事會第一次會議選舉孫賈堯為監事會主席。

4. 報告期內，本公司及其任何附屬公司並無購入、出售或贖回本公司任何上市股份。

5. 其他重大事項

根據新修訂的香港財務報告準則規定，商譽會計處理不再採用攤銷的政策，而是要求每年對商譽賬面價值進行減值測試。公司自二零零五年一月一日起每年需對商譽進行減值測試，因此，公司將在二零零五年第四季度聘請獨立的專業機構進行上述工作。

1. 股本變動

根據公司與A-B公司簽署的《戰略投資協議》，公司已分三批向A-B公司發行總金額約為14.16億港元的強制性可轉換債券。根據A-B公司轉股要求，公司第四屆董事會第十六次會議作出決議：批准向A-B公司控股子公司和Law Debenture Trust (Asia) Limited(「受託人」)發行248,219,178股新H股股份，公司總股份增加至1,308,219,178股。有關轉股事項詳情見公司二零零五年四月十二日刊登在《上海證券報》、《中國證券報》及《證券時報》、香港《文匯報》和《The Standard》的公告。

單位：股

	期初值	報告期內增減	期末值
1、 未上市流通股份			
其中：			
國家持有股份	399,820,000		399,820,000
境內法人持有股份	53,330,000		53,330,000
未上市流通股份合計	453,150,000		453,150,000
2、 已上市流通股份			
人民幣普通股	200,000,000		200,000,000
境外上市外資股	406,850,000	+248,219,178	655,069,178
已上市流通股份合計	606,850,000	+248,219,178	855,069,178
股份總數	1,060,000,000	+248,219,178	1,308,219,178

2. 董事、監事及高級管理人員持股情況

(1) 截至二零零五年六月三十日止，劉英弟先生持有本公司股份5,000股，黃祖江先生持有本公司股份8,000股，孫明波先生持有本公司股份1,561股，樊偉先生持有本公司股份3,882股，張學舉先生持有本公司股份1,000股，曹向東先生持有本公司股份2,000股。上述人員所持有股份均為A股流通股。除上述人員持股外，本公司的董事、監事及高級管理人員並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市公司董事進行證券交易的標準守則》已通知本公司及交易所。

本公司的董事及監事最新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk) 有關「披露權益」的部份。

(2) **董事及監事之權益**

本公司及附屬公司於報告期內概無訂立任何安排，致使本公司任何董事、監事及主要行政人員通過購買本公司股份而獲利。

3. 主要股東

(1) 報告期末本公司前10名股東

持有人	持股種類	報告期末持股數(股)	佔總股本比例(%)	報告期內股份增減(股)
青島市人民政府國有資產監督管理委員會(「青島市政府國資委」)	A	399,820,000	30.56	0
香港中央結算(代理人)有限公司	H	294,656,373	22.52	+189,993
安海斯-布希國際控股有限公司(「A-B國際」)	H	145,321,918	11.11	+145,321,918
A-B Jade HongKong Holding Co., Ltd.(「A-B香港」)	H	116,321,918	8.89	+11,321,918
Law Debenture Trust (Asia) Limited	H	91,575,342	7.00	+91,575,342
中國東方資產管理公司	A	29,250,000	2.24	—
中國建設銀行青島市分行	A	19,080,000	1.46	—
海富通收益增長證券投資基金	A	7,000,000	0.54	—
易方達平穩增長證券投資基金	A	6,843,922	0.52	—
全國社保基金一零八組合	A	6,509,013	0.50	—

以上報告期末本公司前10名股東持股情況是根據中國證券登記結算有限責任公司上海分公司、香港證券登記有限公司提供的截至二零零五年六月三十日止的公司股東名冊編制，除以上披露外，截止二零零五年六月三十日，沒有任何在公司登記的股東持有公司發行在外股份的5%或以上。

A-B公司透過其全資擁有的附屬公司A-B國際和A-B香港持有261,643,836股H股股份。受託人按照委託表決安排持有91,575,342股H股股份，並按青島市政府國資委的書面指示行使該等股份的表決權，而歸屬於該股份的經濟利益，包括股息、利益分派及款額支付均按A-B公司指示處理。

(2) H股主要股東

截至二零零五年六月三十日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據香港《證券及期貨條例》第336條而備存的登記冊所載錄的:

名稱	性質	股份類別	持股身份	註釋	股份／相關股份的數目	相對整體股本而言	相對全部H股而言
青島市政府國資委	好倉	A股	實益擁有	1	399,820,000 A股	30.56%	不適用
	好倉	H股	第317條協議	1, 2	353,219,178 H股	27.00%	53.92%

名稱	性質	股份類別	持股身份	註釋	股份／相關股份的數目	相對整體股本而言	相對全部H股而言
安海斯－布希公司	好倉	H股	法團權益／信託受益人	*1, 2*	353,219,178 H股	27.00%	53.92%
	好倉	A股	第317條協議	*1*	399,820,000 A股	30.56%	不適用
The Capital Group Companies, Inc.	好倉	H股	投資經理	*3*	44,038,000 H股	3.37%	6.72%
Government of Singapore Investment Corporation Pte Ltd	好倉	H股	投資經理	不適用	31,825,000 H股	2.43%	4.86%
Franklin Resources, Inc.	好倉	H股	法團權益	*4*	24,238,000 H股	1.85%	3.70%
Templeton International, Inc.	好倉	H股	法團權益	*5*	23,388,000 H股	1.79%	3.57%

註釋：

(1) 青島市政府國資委持有的A股股份只由非上市流通的國有股組成。青島市政府國資委與A-B公司於二零零二年十月二十一日簽訂的承諾協議，構成《證券及期貨條例》項下第317條所指的協議。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。當中91,575,342股H股按《受託表決協議》配發予表決受託人。

(3) 被視為由The Capital Group Companies, Inc.享有權益的44,038,000股H股是以投資經理的身份透過其全資擁有的公司持有。

(4) 被視為由Franklin Resources, Inc.享有權益的24,238,000股H股是分別透過其全資擁有的公司所持有。

(5) 被視為由Templeton International, Inc.享有權益的23,388,000股H股是透過其全資擁有的公司所持有。

(6) 公司主要股東新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

董事的證券交易

本公司已採納《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄十所載董事進行證券交易之標準守則，作為本公司董事進行證券交易的行為守則。經諮詢所有董事後，董事確認於截至二零零五年六月三十日止年度已遵守標準守則所規定的標準。

企業管治常規守則

根據中國證監會對公司治理的相關要求，本公司於今年六月進行了相關的章程修改，並設立了董事會下設的審計與財務委員會、戰略與投資委員會、公司治理與薪酬委員會三個專業委員會並制訂了相關工作細則予以實施。對照《上市規則》附錄14所載的《企業管治常規守則》的要求，除本公司尚未選擇和任命一位合適的候選人以擔任《上市規則》第3.24條所規定的「合資格會計師」外，並無其他不符合項。

審計與財務委員會

本公司董事會之審計與財務委員會已審閱本公司未經審核之二零零五年中期業績報告。

備查文件

1. 載有本公司董事長簽名的中期報告文本。

2. 載有法定代表人、主管會計工作的負責人及會計機構負責人簽名並蓋章的財務報告文本。

3. 報告期內在中國證監會指定報刊上公開披露過的本公司文件文本。

中國 • 青島
二零零五年八月十九日

公司資料

1.	公司法定名稱：	青島啤酒股份有限公司
	英文名稱：	TSINGTAO BREWERY COMPANY LIMITED
2.	公司股票上市地：	
	A股：	上海證券交易所
	編號：	600600；股票簡稱：青島啤酒
	H股：	香港聯合交易所有限公司
	編號：	0168；股票簡稱：青島啤酒
3.	註冊地址：	中華人民共和國山東省青島市登州路56號
	辦公地址：	中華人民共和國山東省青島市香港中路五四廣場青啤大廈
	郵遞區號：	266071
	互聯網址：	www.tsingtao.com.cn
	電子信箱：	info@tsingtao.com.cn
4.	法定代表人：	李桂榮
5.	董事會秘書：	袁璐
	證券事務代表：	張瑞祥
	電話：	86-532-85713831
	傳真：	86-532-85713240
	電子信箱：	secretary@tsingtao.com.cn
6.	信息披露報紙：	《中國證券報》、《上海證券報》、《證券時報》、香港《文匯報》、《The Standard》
	中期報告登載網址：	www.sse.com.cn www.hkex.com.hk
	中期報告備置地點：	本公司董事會秘書室

CONTENTS

	Page
Condensed Financial Information (unaudited) (Prepared in accordance with Hong Kong Financial Reporting Standards)	2
Management discussion and analysis	34
Significant events	35
Changes in share capital	36
Securities transaction by directors	39
Code of corporate governance practices	39
Auditing and financial committee	39
Documents available for inspection	39
Company information	40

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

		As at	
ASSETS	*Note*	**30th June 2005 (Unaudited)**	31st December 2004 (Restated)
Non-current assets			
Property, plant and equipment	7	**5,518,417**	5,349,607
Leasehold land payments	6	**680,898**	595,593
Intangible assets	8	**426,954**	322,623
Interest in associates		**23,637**	71,641
Negative goodwill		**—**	(80,971)
Deferred income tax assets		**6,036**	6,245
Available-for-sale financial assets		**3,223**	17,880
Other long-term assets	27	**46,493**	40,464
		6,705,658	6,323,082
Current assets			
Inventories	9	**1,414,628**	1,382,831
Trade receivables	10, 27	**212,633**	159,419
Bills receivable		**127,591**	98,594
Deposits, prepayments and other receivables	27	**372,841**	494,054
Derivative financial instruments	11	**10,104**	—
Pledged bank deposits		**30,897**	32,226
Cash and cash equivalents		**1,742,264**	1,330,327
		3,910,958	3,497,451
Total assets		**10,616,616**	9,820,533
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	12	**1,308,219**	1,060,000
Convertible bonds		**—**	1,191,192
Other reserves	13	**3,577,189**	2,630,088
Retained earnings			
— Proposed final dividend	23	**—**	196,233
— Others		**(58,062)**	(323,385)
		4,827,346	4,754,128
Minority interests		**588,334**	544,333
Total equity		**5,415,680**	5,298,461

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET (Cont'd)

AS AT 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

		As at	
LIABILITIES	*Note*	**30th June 2005 (Unaudited)**	31st December 2004 (Restated)
Non-current liabilities			
Borrowings	16	**24,924**	66,302
Deferred income tax liabilities		**17,829**	18,300
Long-term loan due to a shareholder	27	**12,415**	123,815
Deferred liabilities		**—**	12,641
		55,168	221,058
Current liabilities			
Trade payables	14, 27	**893,474**	659,061
Bills payable	15	**353,400**	442,924
Accruals and other payables	27	**2,120,540**	1,546,680
Deposits and advance from customers	27	**175,306**	150,565
Taxes payable		**85,430**	93,050
Dividends payable	23	**138,481**	2,100
Borrowings	16, 27	**1,264,596**	1,355,192
Current portion of long-term bank loans	16	**87,541**	24,442
Provisions	17	**27,000**	27,000
		5,145,768	4,301,014
Total liabilities		**5,200,936**	4,522,072
Total equity and liabilities		**10,616,616**	9,820,533
Net current liabilities		**(1,234,810)**	(803,563)
Total assets less current liabilities		**5,470,848**	5,519,519

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

	Note	**(Unaudited) Six months ended 30th June 2005**	2004 (Restated)
Sales	5	**4,458,990**	3,872,590
Cost of sales	19	**(2,992,620)**	(2,558,920)
Gross profit		**1,466,370**	1,313,670
Other gain, net	18	**24,891**	1,366
Selling and marketing costs	19	**(831,678)**	(710,465)
Administrative expenses	19	**(362,290)**	(323,608)
Other operating income/(expense), net	19	**43,879**	(13,685)
Operating profit		**341,172**	267,278
Finance costs	20	**(36,622)**	(21,646)
Share of loss of associates		**(3,150)**	(4,146)
Profit before income tax		**301,400**	241,486
Income tax expense	21(a)	**(83,191)**	(75,637)
Profit for the Period		**218,209**	165,849
Attributable to:			
Equity holders of the Company		**173,640**	144,774
Minority interests		**44,569**	21,075
		218,209	165,849
Earnings per share for profit attributable to the equity holders of the Company during the six months ended 30th June			
— Basic	22	**RMB0.15**	RMB0.14
— Diluted	22	**N/A**	RMB0.11
Dividends	23	**—**	—

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

		(Unaudited)						
		Attributable to equity holders of the Company						
	Note	Share capital	Convertible bonds	Other reserves *(Note 13)*	Proposed final dividends	Accumulated loss	Minority interests	Total
Balance at 1st January 2004, *as previously reported* as equity		1,060,000	923,738	2,523,453	212,000	(304,365)	579,465	4,994,291
Dividends declared		—	—	—	*(212,000)*	—	—	*(212,000)*
Profit for the period		—	—	—	—	144,774	21,075	123,699
Translation difference		—	—	331	—	—	—	331
Issuance of convertible bond, net		—	267,454	—	—	—	—	267,454
Transfer of equity interest		—	—	—	—	—	(49,497)	(49,497)
Balance at 30th June 2004		1,060,000	1,191,192	2,523,784	—	(159,591)	551,043	5,166,428
Balance at 1st January 2005, as previously reported as equity		**1,060,000**	**1,191,192**	**2,630,088**	**196,233**	**(323,385)**	**544,333**	**5,298,461**
Opening adjustment for the adoption of HKFRS 3	3(a)	—	—	—	—	**80,971**	—	**80,971**
Opening adjustment for the adoption of HKAS 39	3(a)	—	—	—	—	**10,712**	—	**10,712**
Balance at 1st January 2005, as restated		**1,060,000**	**1,191,192**	**2,630,088**	**196,233**	**(231,702)**	**544,333**	**5,390,144**
Profit for the Period		—	—	—	—	**173,640**	**44,569**	**218,209**
Dividends declared		—	—	—	***(196,233)***	—	—	***(196,233)***
Conversion of convertible bonds		**248,219**	**(1,191,192)**	**942,973**	—	—	—	—
Translation difference		—	—	**3,578**	—	—	—	**3,578**
Others		—	—	***550***	—	—	***(568)***	***(18)***
Balance at 30th June 2005		**1,308,219**	—	**3,577,189**	—	**(58,062)**	**588,334**	**5,415,680**

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2005
(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Net cash generated from operating activities	**973,095**	851,257
Net cash used in investing activities	**(249,246)**	(277,138)
Net cash (used in)/generated from financing activities	**(300,902)**	155,104
Net increase in cash and cash equivalents	**422,947**	729,223
Cash and cash equivalents at 1st January	**1,315,739**	849,765
Exchange gain on cash and cash equivalents	**3,578**	331
Cash and cash equivalents at 30th June	**1,742,264**	1,579,319
Analysis of balances of cash and cash equivalents:		
Cash at bank and in hand	**1,742,264**	1,579,319

(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16th June 1993. It obtained the business license of a sino-foreign joint stock company on 27th December 1995. Its H shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15th July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27th August 1993.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products.

Major acquisitions of the Group and the Company during the six months ended 30th June 2005 (the "Period") are detailed in Note 26.

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited condensed consolidated financial information of the Group has been prepared in accordance with the new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information is unaudited, but they have been reviewed by the Audit Committee of the Company. This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of the new HKFRSs which are effective for accounting periods commencing on or after 1st January 2005.

The changes to the Group's accounting policies and the effects of adopting these new policies are set out in note 3 below.

3 CHANGES IN ACCOUNTING POLICIES

(a) Effect of adopting new HKFRSs

In 2005, the Group adopted the new revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation — Special Purpose Entities
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 33 and HKAS-Ints 12 did not result in substantial changes to the Group's accounting policies. In summary:

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Ints 12 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. Each the Group entity has the same functional currency as the presentation currency for respective entity financial statements.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of payments for the acquisitions of land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of derivative financial instruments for hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st December 2004, positive goodwill was:

— Amortised on a straight line basis over a period of 10 years; and

— Assessed for an indication of impairment at each balance sheet date.

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

(a) Effect of adopting new HKFRSs (Cont'd)

Negative goodwill was:

— Recognised in the consolidated profit and loss account over the weighted average useful lives of the identifiable fixed assets acquired.

In accordance with the provisions of HKFRS 3 (Note 3.4):

For positive goodwill,

— The Group ceased amortisation of goodwill from 1st January 2005;

— Accumulated amortisation as at 31st December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ending 31st December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

For negative goodwill,

— The carrying amount of the unamortized negative goodwill balance as at 1st January 2005 is derecognized at the beginning of that period, with a corresponding adjustment to the opening balance of accumulated loss of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

— HKAS 39 — does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised as at 1st January 2005;

— HKFRS 3 — prospectively after the adoption date.

(i) The adoption of revised HKAS 17 resulted in:

	As at	
	30th June 2005	31st December 2004
Decrease in property, plant and equipment	**(680,898)**	(595,593)
Increase in leasehold land payments	**680,898**	595,593

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

(a) Effect of adopting new HKFRSs (Cont'd)

(ii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at 30th June 2005
Decrease in negative goodwill	**80,971**
Decrease in accumulated losses	**80,971**

(iii) The adoption of HKAS39 resulted in an increase in opening retained earnings at 1st January 2005 by approximately RMB10,712,000 and the details of the adjustments to the balance sheet at 30th June 2005 and profit and loss for the six months ended 30th June 2005 are as follows:

	As at 30th June 2005
Increase in derivative financial instruments (assets)	**10,104**
Decrease in accumulated losses	**10,104**

	For the six months ended 30th June 2005
Other gain	**8,812**

(b) New Accounting Policies

The accounting policies used for the condensed consolidated financial information for the six months ended 30th June 2005 are the same as those set out in note 2 to the 2004 annual financial statements except for the following:

3.1 Acquisition of subsidiaries and associates

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment, the measurement and recognition of goodwill is same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made to account based on their fair values at the date of acquisition.

3.2 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The condensed consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

3.2 Foreign currency translation (Cont'd)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Group's presentation currency are translated into the Group's presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

3.3 Property, plant and equipment

Cost may include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

3.4 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associated company is included in investments in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

3.5 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

3.6 Investments

From 1st January 2004 to 31st December 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments.

(a) Investment securities

Investments in debt (other than held-to-maturity securities) and equity securities which were intended to be held for an identified long-term purpose on a continuing basis, were classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities were reviewed at each balance sheet date to assess whether the fair values had declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amounts of such securities were reduced to their fair values. The impairment losses were recognised as expenses in the profit and loss account. These impairment losses were written back to the profit and loss account when the circumstances and events that had led to the write-downs or write-offs cease to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

Upon disposal or transfer of the investment securities, any gain or loss thereon was accounted for in the profit and loss account.

(b) Other investments

Securities other than investment securities or held-to-maturity securities were classified as other investments and were carried at fair value in the balance sheet. Any unrealised holding gain or loss on other investments was recognised in the profit and loss account in the period when it arose.

Upon disposal or transfer of other investments, any gain or loss thereon was accounted for in the profit and loss account.

From 1st January 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

3.6 Investments (Cont'd)

From 1st January 2005 onwards: (Cont'd)

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 3.7).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the Period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

3 CHANGES IN ACCOUNTING POLICIES (CONT'D)

3.7 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

3.8 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

4 FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Foreign exchange risk

The foreign exchange risks of the Group occur due to the fact that the Group has business activities denominated in foreign currencies, primarily with respect to the US dollars. The Group has entered into foreign exchange forward contracts to manage the risk arising from certain recognised liabilities. The directors are of the opinion that the Group's remaining exposure to foreign exchange risk would be minimal.

(b) Credit risk

Except for a long-term receivable due from a customer and a related company jointly in the amount of approximately RMB50,893,000 as at 30th June 2005 (Note 26(e)), the Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with appropriate credit history.

(c) Liquidity risk

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB1,237,896,000 as at 30th June 2005. The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones.

The Group has not experienced any difficulty in renewing the borrowing facilities when they fell due and as of 30th June 2005, the Group had unutilised banking facilities granted by certain banks in the amount of approximately RMB2,028,000,000 which the Group could utilize it meet its short-term cash needs. As a result, the Directors do not consider there was significant liquidity risk as at that date.

4 FINANCIAL RISK MANAGEMENT (CONT'D)

4.1 Financial risk factors (Cont'd)

(d) Cash flow and fair value interest rate risk

The Group does not have significant interest-bearing assets. The Group's interest-rate risk which affects its income and operating cash flows mainly arises from long-term borrowings, which mostly are issued at fixed rates. They expose the Group to fair value interest-rate risk. The directors are of the opinion that future interest rates are at the point to a upward trend and believe that the Group's future financial results will be adversely affected.

4.2 Accounting for derivative financial instruments and hedging activities

From 1st January 2004 to 31st December 2004:

Derivative financial instruments are designated "hedging" or "non-hedging instruments". The transactions which, according to the Group's policy for risk management, are able to meet the conditions for hedge accounting are classified as hedging transactions; the others, although utilized for the purpose of managing risk (since the Group's policy does not permit speculative transactions), have been designated as "trading". The Group records derivative financial instruments at cost. The gains and losses on derivative financial instruments are included in the income statement upon maturity to match against the underlying hedged transactions, where relevant.

For foreign exchange instruments designated as hedges, the premium (or discount) representing the difference between the spot exchange rate at the inception of the contract and the forward exchange rate is included as finance income and expenses in the income statement according to accrual accounting.

From 1st January 2005 onwards:

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

4.2 Accounting for derivative financial instruments and hedging activities (Cont'd)

From 1st January 2005 onwards: (Cont'd)

(b) Cash flow hedge (Cont'd)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Derivatives that do not qualify for hedge accounting

For derivative instruments other than those qualified for hedge accounting, the changes in the fair value are recognised immediately in the income statement.

5 SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30th June 2005						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Turnover							
External sales	1,402,349	420,844	1,193,749	1,313,736	128,312	—	4,458,990
Inter-segment sales	121,430	172,055	30,036	16,908	—	(340,429)	—
	1,523,779	592,899	1,223,785	1,330,644	128,312	(340,429)	4,458,990
Results							
Segment results	206,152	2,823	59,937	50,580	36,609		356,102
Unallocated expenses, net							(14,930)
Operating profit							341,172
Finance costs							(36,622)
Share of loss of associates (should be net of tax)	(3,150)	—	—	—	—		(3,150)
Profit before income tax							301,400
Income tax expense							(83,191)
Profit for the Period							218,209
Other information							
Depreciation	48,912	39,942	60,403	115,785	332	—	265,374
Amortisation	5,644	3,416	7,395	10,985	—	—	27,440
Assets impairment losses recognised in the *income statement*	—	19,664	12,974	14,717	—	—	47,355
Reversal of impairment losses recognised in *the income statement*	—	(767)	—	—	—	—	(767)

5 SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) Six months ended 30th June 2004						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidation
Turnover							
External sales	1,073,567	471,163	974,802	1,205,720	147,338	—	3,872,590
Inter-segment sales	130,039	36,537	59,646	13,801	—	(240,023)	—
	1,203,606	507,700	1,034,448	1,219,521	147,338	(240,023)	3,872,590
Results							
Segment results	138,344	(1,210)	44,795	115,820	44,499		342,248
Unallocated expenses, net							(74,970)
Operating profit							267,278
Finance costs							(21,646)
Share of profits less losses of associates	(4,416)	—	—	—	—		(4,146)
Profit before income tax							241,486
Income tax expense							(75,637)
Profit for the Period							165,849
Other information							
Depreciation	49,859	37,758	62,316	83,446	—	—	233,379
Amortisation	12,994	320	1,231	4,777	—	—	19,322
Assets impairment losses recognised in the income statement	3,885	2,856	23,707	16,472	—	—	46,920

5 SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) As at 30th June 2005						
	Qingdao Region	Other Shandong Regions	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Assets							
Segment assets	6,350,058	1,205,696	2,172,819	5,269,810	—	(5,286,622)	9,711,761
Interests in associates	18,162	—	—	—	—	—	18,162
Unallocated assets							876,589
							10,606,512
Liabilities							
Segment liabilities	1,324,009	1,118,129	1,715,532	3,747,710	—	(3,710,600)	4,194,780
Unallocated liabilities							996,052
							5,190,832
Capital expenditure	23,623	17,638	39,653	832,894	112	—	913,920

	As at 31st December 2004						
	Qingdao Region	Other Shandong Region	Huabei Region	Huanan Region	Overseas *(Note a)*	Eliminations	Consolidated
Assets							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
Interests in associates	71,641	—	—	—	—	—	71,641
Unallocated assets							874,236
							9,820,533
Liabilities							
Segment liabilities	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
Unallocated liabilities							656,136
							4,522,072
Capital expenditure	121,747	46,227	660,992	573,756	—	—	1,402,722

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

6 CAPITAL EXPENDITURE

	Goodwill	Trademarks	Technology know-how	Others	Total intangible assets	Property, plant and equipment	Leasehold land payments
Opening net book amount as at 1st January 2005	**214,001**	**74,271**	**8,050**	**26,301**	**322,623**	**5,349,607**	**595,593**
Acquisition of a subsidiary *(Note 26)*	**120,256**	**2,700**	**—**	**—**	**122,956**	**380,709**	**43,725**
Other additions	**—**	**—**	**—**	**1,522**	**1,522**	**134,557**	**59,138**
Disposals	**—**	**—**	**—**	**—**	**—**	**(34,494)**	**—**
Depreciation/amortisation charge	**—**	**(7,839)**	**(931)**	**(1,112)**	**(9,882)**	**(265,374)**	**(17,558)**
Impairment charge	**(10,265)**	**—**	**—**	**—**	**(10,265)**	**(47,355)**	**—**
Reversal of impairment	**—**	**—**	**—**	**—**	**—**	**767**	**—**
Closing net book amount as at 30th June 2005	**323,992**	**69,132**	**7,119**	**26,711**	**426,954**	**5,518,417**	**680,898**
Opening net book amount as at 1st January 2004	151,306	76,726	10,246	18,763	257,041	4,931,270	536,277
Additions	18,039	151	—	9,251	27,441	253,753	1,327
Disposals	—	—	—	—	—	(9,600)	—
Depreciation/amortisation charge	(9,580)	(1,335)	(931)	(2,194)	(14,040)	(233,379)	(5,282)
Impairment charge	—	—	—	—	—	(46,920)	—
Closing net book amount as at 30th June 2004	159,765	75,542	9,315	25,820	270,442	4,895,124	532,322
Acquisition of subsidiaries	80,818	—	—	60	80,878	386,750	109,336
Additions	—	—	—	386	386	538,380	3,583
Disposals	—	—	—	—	—	(181,104)	(39,959)
Depreciation/amortisation charge	(13,583)	(1,271)	(1,265)	35	(16,084)	(275,370)	(13,644)
Impairment charge	—	—	—	—	—	(15,581)	—
Reversal of impairment	—	—	—	—	—	1,408	—
Closing net book amount as at 31st December 2004	214,001	74,271	8,050	26,301	322,623	5,349,607	595,593

7 PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment are as follows:

	Plant and buildings	Machinery	Motor vehicles	Other equipment	Construction-in-progress	Total
Cost or valuation						
At 1st January 2005	2,717,532	5,275,859	397,818	280,490	62,611	8,734,310
Acquisition of a subsidiary (unaudited)	127,967	583,215	5,282	2,753	—	719,217
Additions (unaudited)	3,940	11,782	19,940	16,587	82,308	134,557
Transfer (unaudited)	4,227	59,761	1,312	1,181	(66,481)	—
Disposals (unaudited)	(14,027)	(120,469)	(15,569)	(15,874)	—	(165,939)
At 30th June 2005 (unaudited)	2,839,639	5,810,148	408,783	285,137	78,438	9,422,145
Accumulated depreciation and impairment loss						
At 1st January 2005	629,437	2,401,088	198,067	156,111	—	3,384,703
Charge for the Period (unaudited)	37,146	183,327	21,388	23,513	—	265,374
Acquisition of a subsidiary (unaudited)	18,828	312,659	3,785	3,236	—	338,508
Written back on disposal (unaudited)	(9,473)	(100,441)	(11,492)	(10,039)	—	(131,445)
Impairment charge for the Period (unaudited)	—	47,151	204	—	—	47,355
Write-back of impairment charge (unaudited)	—	(185)	(582)	—	—	(767)
At 30th June 2005 (unaudited)	675,938	2,843,599	211,370	172,821	—	3,903,728
Net book value						
At 1st January 2005	2,088,095	2,874,771	199,751	124,379	62,611	5,349,607
At 30th June 2005 (unaudited)	2,163,701	2,966,549	197,413	112,316	78,438	5,518,417

As at 30th June 2005, no (31st December 2004: RMB239,430,000) buildings, plant and machinery, motor vehicles and other equipment had been pledged as security for bank loans of the Group (31st December 2004: RMB165,500,000) (Note 16).

As at 30th June 2005, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB291,191,000 (31st December 2004: RMB310,844,000) and land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying value of approximately RMB28,493,000 (31st December 2004: RMB35,072,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificate and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment was considered necessary.

In addition, as at 30th June 2005, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB21,508,000 (31st December 2004: RMB21,885,000). The Company's directors consider that there is no any significant adverse impact on the operation of the Group. Accordingly, no provision for fixed assets impairment was considered necessary.

8 INTANGIBLE ASSETS

The movements in intangible assets are as follows:

	Six months ended 30th June 2005				
	Goodwill (i)	Trademarks (ii)	Technology know-how (iii)	Software and Others	Total
At 31st December 2004					
Cost	280,378	103,497	18,629	33,386	435,890
Accumulated amortisation	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
Net book amount	214,001	74,271	8,050	26,301	322,623
Six months ended 30th June 2005					
Opening net book amount	**214,001**	**74,271**	**8,050**	**26,301**	**322,623**
Acquisition of a subsidiary (unaudited) *(Note 25(b))*	**120,256**	**2,700**	—	—	**122,956**
Other additions (unaudited)	—	—	—	**1,522**	**1,522**
Amortisation (unaudited)	—	**(7,839)**	**(931)**	**(1,112)**	**(9,882)**
Impairment charge (unaudited)	**(10,265)**	—	—	—	**(10,265)**
Closing net book amount (unaudited)	**323,992**	**69,132**	**7,119**	**26,711**	**426,954**
At 30th June 2005					
Cost *(unaudited)*	***400,634***	***106,197***	***18,629***	**34,908**	***560,368***
Accumulated amortisation and impairment loss (unaudited)	**(76,642)**	**(37,065)**	**(11,510)**	**(8,197)**	**(133,414)**
Net book value (unaudited)	**323,992**	**69,132**	**7,119**	**26,711**	**426,954**

(i) Goodwill

The addition of goodwill in the Period mainly arose from acquisitions of a new subsidiary (see Note 26(b) for details).

(ii) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16th June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

In the opinion of the directors, the above trademark is essential to the operations of the Company and it is expected to bring enduring economic benefits to the Group and the Company continuously which exceed its carrying value. Therefore, it is amortised over a period of 40 years.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were determined based on their fair value at the respective dates of acquisition.

(iii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

9 INVENTORIES

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Raw materials, packaging materials and auxiliary materials	**1,164,878**	1,147,447
Work-in-progress	**189,972**	162,750
Finished goods	**116,300**	114,278
	1,471,150	1,424,475
Less: Written down of inventories to net realisable value	**(56,522)**	(41,644)
Inventories, net	**1,414,628**	1,382,831

10 TRADE RECEIVABLES

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Trade receivables — third parties	**351,489**	271,749
Receivables from related parties *(Note 27(b))*	**29,440**	28,955
Less: provision for impairment of receivables	**(168,296)**	(141,285)
	212,633	159,419

The aging analysis of trade receivables is as follows:

	(Unaudited) 30th June 2005			31st December 2004		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
Less than 1 year	**192,739**	**(704)**	**192,035**	139,701	(4,150)	135,551
1 to less than 2 years	**42,170**	**(37,346)**	**4,824**	38,205	(32,030)	6,175
2 to less than 3 years	**38,904**	**(38,785)**	**119**	57,831	(56,078)	1,753
Over 3 years	**107,116**	**(91,461)**	**15,655**	64,967	(49,027)	15,940
Total	**380,929**	**(168,296)**	**212,633**	300,704	(141,285)	159,419

The Group makes specific bad debt provision against the doubtful trade receivable balances which is determined based on the credit history of the customers and the evidence of whether a portion or the full amount of the outstanding balance is uncollectible.

As described in Note 27(e), the trade receivables of the Group include a balance jointly due from a customer and a related company, which was agreed to be settled by installments.

There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed. The net book value of accounts receivable approximates its fair value as at 30th June 2005.

11 DERIVATIVE FINANCIAL INSTRUMENTS

	As at 30th June 2005	
	Assets (Unaudited)	Liabilities (Unaudited)
Forward foreign exchange contracts — ineffective hedges	10,104	—

As at 30th June 2005, the Group had entered into certain forward contracts with banks in relation to purchase of US dollars ("US$") in an aggregate amount of US$100,400,000 (equivalent to approximately RMB830,961,000). All these forward contracts will reach maturity in November 2005 and February 2006. In the opinion of directors, the forward contracts are non-speculative in nature and they are used as a hedge against the Company's outstanding bank loans which are denominated in US dollars. However, as these instruments are not qualified for hedging accounting under the requirements of HKAS 39 as described in Note 4.2, they were recognized at fair value and the changes of fair value of approximately RMB8,812,000 were charged to income statement immediately.

12 SHARE CAPITAL

As at 30th June 2005, the authorised registered share capital was RMB1,308,219,178 (31st December 2004: RMB1,060,000,000) of RMB1 each.

	30th June 2005		31st December 2004	
	RMB'000 (Unaudited)	*Number of shares ('000)* (Unaudited)	*RMB'000*	*Number of shares ('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H shares")	**655,069**	**655,069**	406,850	406,850
	1,308,219	**1,308,219**	1,060,000	1,060,000

On 12th April 2005, the tranche II and tranche III of the mandatory convertible bonds ("CB") issued by the Company to Anheuser-Bush Companies, Inc. ("A-B Company") at HK$627,120,000 and HK$508,275,000 (equivalent to approximately RMB1,203,755,000) were converted into 248,219,000 of new H shares issued by the Company at HK$4.68 and HK$4.45 (equivalent to approximately RMB4.96 and RMB4.72) per share, respectively. After then, all issued CB had been converted into H shares of the Company.

As at 30th June 2005, all issued share capital had been fully paid up.

13 OTHER RESERVES

	(Unaudited)					
	Share premium	Capital reserve	Surplus reserve	Public welfare fund	Cumulative translation adjustments	Other reserves
Balance at 1st January 2004, as previously reported as equity	2,115,258	12,921	218,185	176,978	111	2,523,453
Translation difference	—	—	—	—	331	331
Balance at 30th June 2004	2,115,258	12,921	218,185	176,978	442	2,523,784
Waiver of loans	—	4,331	—	—	—	4,331
Profit appropriation to surplus reserve	—	—	58,104	—	—	58,104
Profit appropriation to public welfare fund	—	—	—	45,515	—	45,515
Translation difference	—	—	—	—	(1,646)	(1,646)
Balance at 31st December 2004	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Balance at 1st January 2005, as per above	**2,115,258**	**17,252**	**276,289**	**222,493**	**(1,204)**	**2,630,088**
Conversion of convertible bonds *(Note 12)*	**942,973**	—	—	—	—	**942,973**
Translation difference	—	—	—	—	**3,578**	**3,578**
Others	—	**550**	—	—	—	**550**
Balance at 30th June 2005	**3,058,231**	**17,802**	**276,289**	**222,493**	**2,374**	**3,577,189**

14 TRADE PAYABLES

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Trade payables — third parties	**893,420**	658,054
Amounts due to related parties *(Note 27(b))*	**54**	1,007
	893,474	659,061

The ageing analysis of trade payables is as follows:

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Less than 1 year	**833,888**	620,543
1 to less than 2 years	**22,408**	17,122
2 to less than 3 years	**11,855**	5,294
Over 3 years	**26,321**	16,102
	893,474	659,061

15 BILLS PAYABLE

All the bills payable balances of the Group as at 30th June 2005 are with a six-month maturity period. Approximately RMB27,797,000 (31st December 2004: RMB32,226,000) of bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills.

16 BORROWINGS

	30th June 2005			31st December 2004		
	Short-term bank loans (Unaudited)	**Long-term bank loans (Unaudited)**	**Total (Unaudited)**	Short-term bank loans	Long-term bank loans	Total
Repayable:						
— Within 1 year	**1,264,596**	**87,541**	**1,352,137**	1,355,192	24,442	1,379,634
— Between 2 and 5 years	**—**	**8,490**	**8,490**	—	47,573	47,573
— Over 5 years	**—**	**16,434**	**16,434**	—	18,729	18,729
	1,264,596	**112,465**	**1,377,061**	1,355,192	90,744	1,445,936
Less: Portion due within 1 year	**(1,264,596)**	**(87,541)**	**(1,352,137)**	(1,355,192)	(24,442)	(1,379,634)
Long-term portion	**—**	**24,924**	**24,924**	—	66,302	66,302

As at 30th June 2005, loans of the Group amounting to approximately RMB19,234,000 (31st December 2004: RMB19,234,000) were guaranteed by Tsingtao Brewery Group Company Limited ("TB Group Company"), a related party, and approximately RMB66,212,000 (31st December 2004: Nil) were guaranteed by Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery"), a minority equity owner of a subsidiary.

Approximately RMB282,148,000 (31st December 2004: RMB128,000,000) of the loans of the subsidiaries as at 30th June 2005 were guaranteed by the Company.

No loans of the Group (31st December 2004: RMB165,500,000) are secured by buildings, plant and machinery, motor vehicles and other equipment (Note 7).

Pursuant to the debt restructuring agreements or acquisition agreements of certain subsidiaries, interest charges to be levied on approximately RMB19,234,000 (31st December 2004: RMB49,894,000) of the loan balances of the Group were waived by the lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 4.78% to 5.31% per annum (31st December 2004: 2% to 6.90%).

The effective interest rates at the balance sheet date for RMB, HK$ and US$ were 4.15%, 3.25% and 3.81% per annum, respectively.

The carrying amount of borrows approximate their fair value.

17 PROVISIONS

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Potential litigation with Qindao Guangming Group Company ("Guangming Company")	**27,000**	27,000

17 PROVISIONS (CONT'D)

Pursuant to a judgement of the Higher People's Court of Shandong ("Shandong Higher Court") dated 2nd April 2004, the Company was demanded to pay damages to Guangming Company, a former beer distributor of the Group, as compensation for its losses suffered from a breach of the terms of a beer products distribution contract in an aggregate amount of approximately RMB27,000,000. The Company had appealed to that court (the "Appeal") in April 2004 but up to the date of approval of these accounts, the proceeding was still in progress and no judgement had been made by the court. The directors cannot form a view as to the outcome of the Appeal and a provision of RMB27,000,000 for the potential damages payable had been made in 2004, which had been maintained as a provision as at 30th June 2005.

18 OTHER GAIN, NET

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Derivative instruments:		
— forward contracts: transactions not qualifying for hedge accounting *(3(a)(iii))*	**8,812**	—
Amortisation of deferred gain arising from the issuance of convertible bonds	**12,641**	1,205
Interest income	**5,058**	4,405
Impairment loss of available-for-sale financial assets	**(1,620)**	(4,244)
	24,891	1,366

19 EXPENSES BY NATURE

Expenses included in cost of goods sold, other operating income/(expense), selling and marketing costs and administrative expenses are analyzed as follows:

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Employee benefits expenses	**167,852**	151,244
Costs of inventories (including direct materials, direct labor and overheads)	**2,946,032**	2,512,000
Depreciation of fixed assets *(Note 6)*	**265,374**	233,379
Amortisation of intangible assets and leasehold land payments *(Note 6)*	**27,440**	19,322
Provision for doubtful debts	**22,270**	10,108
Impairment loss of property, plant and equipment *(Note 6)*	**46,588**	46,920
Impairment loss of goodwill *(Note 6)*	**10,265**	—
Written down of inventories to net realisable value	**15,352**	14,982
Provision for outstanding litigation	**—**	51,068
Subsidy income	**(28,386)**	(29,485)

20 FINANCE COSTS

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Interest on bank loans and overdrafts	**42,887**	24,728
Net foreign exchange transaction gains	**(6,265)**	(3,082)
	36,622	21,646

21 TAXATION

(a) Income tax expense

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Current income tax		
— Hong Kong income tax *(i)*	**1,665**	1,453
— PRC enterprise income tax *(ii)*	**81,789**	74,483
— Deferred income tax relating to reversal of temporary differences	**(362)**	(299)
	83,191	75,637

(i) ***Hong Kong income tax***

Hong Kong income tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the Period.

(ii) ***PRC enterprise income tax ("EIT")***

EIT is provided on the estimated assessable income of the Period calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23rd March 1997 that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Asahi") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafer. 2005 is the fourth profitable year of Chenzhou Company and the fifth profitable year of Shenzhen Asahi. Accordingly, EIT for Chenzhou Company and Shenzhen Asahi were provided at reduced rates of 16.5% and 7.5%, respectively.

Shenzhen Tsingtao Brewery Sales Company Limited, Tsingtao Brewery Huanan Holding Company Limited, Tsingtao Brewery (Doumen) Melt Company Limited, Tsingtao Brewery (Sanshui) Company Limited, Tsingtao Brewery (Zhuhai) Company Limited, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Xianmen) Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the Period.

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government.

21 TAXATION (CONT'D)

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Cai Shui [2001] No. 84), which states that for beer production with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer production sold below that price, the consumption tax is levied at RMB220 per ton.

22 EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the Period, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Profit attributable to equity holders of the Company *(RMB'000)*	**173,640**	144,774
Weighted average number of ordinary shares in issue *(thousands)*	**1,168,339**	1,060,000
Basic earnings per share *(RMB per share)*	**0.15**	0.14

The diluted earnings per share for 2004 was calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The amount for the year ended 31st December 2004 was arrived at based on 1,294,137,362 ordinary shares which was the weighted average number of ordinary shares in issue during the period plus the weighted average number of 234,137,362 ordinary shares deemed to be issued if all outstanding CB (mentioned in Note 11) had been converted into shares as at 1st January 2004. No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of 30th June 2005.

23 DIVIDENDS

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Interim dividend paid of RMB0.15 (2004: RMB0.20) per share	**59,852**	—
Interim dividend proposed	**—**	—
	59,852	—

During the Period, final dividends for 2004 amounting to RMB196,232,877 (dividend per share: RMB0.15) for 2004 were approved in the shareholders' general meeting held on 23rd June 2005. The Board of Directors do not recommend the payment of an interim dividend for the Period (30th June 2004: nil).

24 CONTINGENCIES

Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 30th June 2005, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2005 and there is no reasonable basis to accrue for any potential liabilities.

25 COMMITMENTS

(a) Capital commitments

The Group had no material capital commitments which were authorised but not contracted and provided for as of 30th June 2005.

The Group's capital commitments which were contracted but not provided for are as follows:

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Construction projects	**32,558**	58,077
Investments in an associates	**1,500**	221,350
	34,058	279,427

(b) Operating lease commitments

As at 30th June 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as follows:

	As at	
	30th June 2005 (Unaudited)	31st December 2004
Not later than one year	**1,128**	2,490

26 BUSINESS COMBINATION

(a) Comparing with the financial statements for the year 2004, the scope of consolidation of the Group has included the following newly acquired subsidiary:

Name of new subsidiary	Date of acquisition	Place establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%) *Directly*	*Indirectly*	Principal activities
Nanning Tsingtao Brewery Company Limited ("Nanning Company")	February 2005	Nanning, the PRC	RMB730,000,000	—	71.25%	Manufacturing and domestic trading of beer

In 2004, Tsingtao Brewery Huanan Holding Company ("Huanan Holding Company"), a subsidiary of the Company, acquired 30% equity interest in Nanning Company from Tailian Brewery and the relevant legal procedures were completed in January 2004. In May 2004, Huanan Holding Company and Tailian Brewery entered into another equity transfer agreement, pursuant to which, Huannan Holding Company undertook to acquire 45% equity interest from Tailian Brewery at a consideration of approximately RMB200,880,000. The legal procedures in relation to this additional equity interest acquisition were completed in February 2005. After the completion of the above equity transfer, the equity interest indirectly held by the Company was increased from 28.5% to 71.25% and Nanning Company became a subsidiary of the Company.

26 BUSINESS COMBINATION (CONT'D)

(b) Acquisition of a subsidiary

Details of net assets acquired and the related goodwill balance so arose from the business combination are as follows:

	Nanning Company (Unaudited)
Net Net assets acquired:	
Fixed assets	380,881
Other non-current assets	124,380
Trade and other receivables	20,835
Cash and cash equivalents	26,148
Long-term bank loans	(66,212)
Trade and other payables	(301,459)
Taxation payable	(5,408)
Net assets	179,165
Net assets acquired (45%)	80,624
Goodwill on acquisition	120,256
Cash consideration paid	200,880

Analysis of the net outflow in respect of the purchase are as follows:

Purchase consideration settled in cash	200,880
Cash and cash equivalents in subsidiary acquired	(26,148)
Net cash outflow on acquisition	174,732

27 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties in the Period:

	Six months ended 30th June	
	2005 (Unaudited)	2004 (Unaudited)
Purchases from related companies	**118,211**	97,461
Sales to related companies	**115,627**	169,432

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

27 RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30th June 2005, the Group had the following significant current account balances maintained with related parties:

	30th June 2005 (Unaudited)	31st December 2004
Included in:		
Trade receivables and other long-term assets *(e)*	**87,001**	86,516
Deposits, prepayment and other receivables	**15,490**	16,644
Trade payables	**54**	1,007
Other payables and long-term payables		
— A-B Company *(f)*	**125,217**	124,151
— Other related parties	**10,562**	13,635
Deposits and advance from customers	**1,771**	1,271

Except for those mentioned in notes (e) and (f), the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

(c) Loans of the Group amounting to approximately RMB19,234,000 (31st December 2004: RMB19,234,000) are guaranteed by TB Group Company.

(d) As at 30th June 2005, the Company had provided approximately RMB2,679,765,000 (31st December 2004: RMB2,345,371,000) entrusted loans to subsidiaries through the Bank of Communications and the Industrial and Commercial Bank of China. All these entrusted loans are unsecured and will mature within one year. Entrusted loans amounting to approximately RMB1,857,940,000 (31st December 2004: RMB1,428,320,000) are interest-free, and the remaining outstanding entrusted loan balances are interest-bearing at rates ranging from 2% to 5.02% per annum (2004: 2% to 5.02% per annum).

(e) The Group reached a settlement agreement jointly with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 (the "Debts"). Pursuant to the agreement, the Debt's are repayable in eight annual installments, commencing from 1st January 2002. As at 30th June 2005, the outstanding balances of the Debts of approximately RMB15,000,000 and RMB35,892,810 (30th June 2004: RMB10,000,000 and RMB53,808,000) (deducting relevant impairment) were classified as both accounts receivable and other long-term assets on the condensed consolidated balance sheets of the Group according to the expected repayment schedule. TB Group Company, has undertaken to guarantee the repayment of the outstanding balance.

(f) In October 2003, the subsidiary of the Company — Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,151,000) (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

27 RELATED PARTY TRANSACTIONS (CONT'D)

(g) Key management compensation

	Six months ended 30th June	
	2005	2004
	(Unaudited)	(Unaudited)
Basic salaries, allowances and benefits-in-kind	**534**	508
Retirement fund contributions	**14**	17
	548	525

28 EVENTS AFTER THE BALANCE SHEET DATE

(a) In April 2005, the Company and the other two equity owners of Zhaoshang Logistic entered into a capital injection agreement that the Company and the other two equity owners undertook to inject additional cash capital of RMB1,500,000, RMB2,250,000 and RMB1,250,000 respectively, into Zhaoshang Logistic. After the capital injection, the registered capital of Zhaoshang Logistic was increased from RMB5,000,000 to RMB10,000,000. The legal procedure was completed in July 2005 and the relative equity interest in Zhaoshang Logistic held by the Company remained unchanged.

(b) On 11th August 2005, the Company and the organising committee of the 29th Olympic Games entered into an agreement that the Company became one of the sponsors of Beijing 2008 Games.

29 COMPARATIVE FIGURES

The Group has adopted new HKFRSs which are effective for accounting periods commencing on or after 1st January 2005. As mentioned in Note 3, this has resulted in changes to the presentation of certain items and comparative financial information has been restated, accordingly. In addition, certain comparative figures have been reclassified to confirm with the current period's presentation.

(AMOUNTS EXPRESSED IN RMB THOUSANDS UNLESS OTHERWISE STATED)

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRSs

The Group has prepared a separate set of financial information for the six months ended 30th June 2005 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRSs give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRSs are summarised and explained in the following table:

Impact on the consolidated net assets:

	30th June 2005 (Unaudited)	31st December 2004
Net assets as per accounts prepared under PRC GAAP	**4,796,588**	3,586,682
HKFRSs adjustments:		
Adjustments arising from different exchange rates used under HKFRSs and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(135,147)**	(129,407)
Difference between the accounting for business combination under PRC GAAP and HKFRSs	**(57,969)**	(64,472)
Adjustment of negative goodwill brought forward to retained earnings upon adoption of HKFRS 3 on 1st January 2005	**80,971**	—
Recognition of derivative financial instruments at fair value	**10,104**	—
Deferred tax liability arising from depreciation of fixed assets	**(5,386)**	(5,647)
Difference in accounting for the principal balance of convertible bonds and the corresponding interest expenses	**—**	1,228,787
Others	**(3,068)**	(3,068)
Net assets per accounts prepared under HKFRSs	**4,827,346**	4,754,128

Impact on the consolidated net profit:

	Six months ended 30th June	
	2005 (Unaudited)	2004 (Unaudited)
Net Profit under PRC GAAP	**163,154**	148,251
HKFRSs adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(5,740)**	(5,740)
Waiver of payables	**306**	1,259
Deferred tax liability arising from depreciation of fixed assets	**263**	(529)
Difference between the accounting for business combination under PRC GAAP and HKFRSs	**6,502**	(5,086)
Difference in accounting for interest expenses relating to the convertible bonds	**9,763**	7,031
Recognition of derivative financial instruments at fair value	**(608)**	—
Others	**—**	(412)
Profit attributable to shareholders under HKFRSs	**173,640**	144,774

1. OPERATION REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of 2005, with steady growth of the domestic economy, the total beer output of the country reached 144.5 million hl, representing a y-o-y growth of 2.63%.

Despite a number of unfavorable factors such as the continued price rise in energy, transportation and raw materials, the Company managed to maintain continual growth in the major economic indices under the guidance of the year's policy of shifting the focus from the expansion of operational scale to the reinforcement of operational capabilities.

In the first half of the year, the total beer output and sales volume of the Company reached 20.59 million hl with a y-o-y growth of 9.7%, while the net operational cash inflow sustained growth and amounted to RMB977 million with a y-o-y growth of 13.2%. In line with the strategic plan of its brand development, the Company conducted extensive promotion for the brand concept of "Passion makes the dream real", which successfully reinforced and consolidated Tsingtao Beer's leadership in the medium to high level market in the PRC. The sales volume of the first six major brands of the Company accounted for 64% of its total sales volume, representing an increase of five percentage points.

2. USE OF PROCEEDS

During the reporting period, there was no outstanding application of proceeds from the Company's A-Share issue or proceeds raised in previous periods.

3. BUSINESS OUTLOOK FOR THE SECOND HALF OF THE YEAR

In the second half of the year, the efforts to maintain the swift growth in total sales volume will be coupled by adjustments to enrich the product portfolio, with the objective to continuously enhancing both the capability and level of profitability of the Company. The Company is fully confident of fulfilling the beer output and sales volume targets for the year.

SIGNIFICANT EVENTS

1. DIVIDENDS

Pursuant to the provisions of the Company's Articles of Association, no interim dividend will be paid by the Company for the six months ended 30th June 2005.

2. MATERIAL LITIGATIONS OR ARBITRATIONS DURING THE REPORTING PERIOD

As at the end of the reporting period, there was no further progress in respect of the appeal to the Supreme Court on the case of Qingdao Guangming General Company suing the Company for the breach of a distribution contract.

3. On 23rd June 2005, Li Guirong, Jin Zhiguo, Sun Mingbo, Liu Yingdi, Sun Yuguo, Stephen J. Burrows, Mark F. Schumm, Chu Zenggang, Fu Yang, Li Yan and Poon Chiukwok were elected to be members of the Fifth Board of Directors at the 2004 Annual General Meeting of the Company; Sun Jiayao, Liu Qingyuan, Zhong Mingshan, Chen Jun and Frances Zheng were elected to be members of the Fifth Supervisory Committee of the Company; in addition, Yu Jiaping, Huang Zujiang and Ren Zenggui were elected to be Supervisors in the capacities of staff representatives. Wu Haihua, Tam Lailing and Pan Guirong retired as the Directors of the Company due to expiry of their terms, while Wu Yuting and David Renaud retired as the Supervisors of the Company due to expiry of their terms.

   On the same day, at the first meeting of the Fifth Board of Directors of the Company, Li Guirong was elected Chairman, and each of Jin Zhiguo and Stephen J. Burrows was elected Vice Chairman; Jin Zhiguo was appointed President of the Company; Sun Mingbo was appointed Executive Vice President of the Company; Fan Wei was appointed Chief Engineer of the Company; Sun Yuguo was appointed Vice President and Chief Accountant; each of Yan Xu, Zhang Xueju, Cao Xiangdong, Jiang Hong and Zhang Anwen was appointed Vice President of the Company; Yuan Lu was appointed Secretary to the Board of Directors of the Company. Sun Jiayao was elected Chairman of the Supervisory Committee at the first meeting of the Fifth Supervisory Committee of the Company.

4. During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed shares of the Company.

5. OTHER SIGNIFICANT EVENTS

Amortization will no longer be required for goodwill accounting while the carrying amount of goodwill is required to be tested annually for impairment in accordance with the newly revised Hong Kong Financial Reporting Standards. From 1st January 2005 onwards, the Company is required to conduct impairment test on goodwill annually. Accordingly, the Company will appoint independent professional valuer to conduct the above work in the fourth quarter of 2005.

1. CHANGES IN SHARE CAPITAL

The Company issued mandatory convertible bonds in an aggregate of HK$1,416,000,000 to A-B Company in three tranches in accordance with the "Strategic Investment Agreement" signed between the Company and A-B Company. Pursuant to the request of conversion by A-B Company, it was resolved at the sixteenth meeting of the Fourth Board of Directors of the Company that: the issuance of 248,219,178 new H shares to the controlling subsidiary of A-B Company and Law Debenture Trust (Asia) Limited (the "Trustee") was approved, and the total number of shares of the Company increased to 1,308,219,178. Please refer to the Company's announcement dated 12th April 2005 published in "Shanghai Securities News", "China Securities Journal" and "Securities Times", "Wen Wei Po" and "The Standard" of Hong Kong for the details of the conversion.

Unit: shares

		Opening value	Increase/decrease during the reporting period	Closing value
I.	Unlisted shares			
	Including:			
	State-owned shares	399,820,000		399,820,000
	Domestic legal person shares	53,330,000		53,330,000
	Total of unlisted shares	453,150,000		453,150,000
II.	Listed shares			
	RMB-denominated ordinary shares	200,000,000		200,000,000
	Overseas listed foreign shares	406,850,000	+248,219,178	655,069,178
	Total of listed shares	606,850,000	+248,219,178	855,069,178
	Total number of shares	1,060,000,000	+248,219,178	1,308,219,178

2. SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1) As at 30th June 2005, Mr Liu Ying Di, Mr Huang Zu Jiang, Mr Sun Ming Bo, Mr Fan Wei, Mr Zhang Xue Ju and Mr Cao Xiang Dong were interested in 5,000, 8,000, 1,561, 3,882, 1,000 and 2,000 shares in the share capital of the Company, respectively, all of which were listed A Shares. Save as disclosed above, none of the Directors, Supervisors and Senior Management of the Company has any interests and short positions in the Shares, underlying shares and debentures of the Company or any associated corporations (as defined in Part XV of the Securities and Futures Ordinance (the "SFO")) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

For the latest disclosure of interests filing for the Directors and Supervisors of the Company, please refer to the "Disclosure of Interests" section at the Stock Exchange's website at www.hkex.com.hk.

(2) Directors' and Supervisors' interests

At no time during the reporting period was the Company and any of its subsidiaries a party to any arrangement to enable the Directors, Supervisors and chief executive of the Company to acquire benefits by means of the acquisition of shares in the Company.

3. SUBSTANTIAL SHAREHOLDERS

(1) Top 10 shareholders of the Company at the end of the reporting period

Holders	Class of shares held	Number of shares held at the end of the reporting period (shares)	Percentage to total share capital (%)	Increase/ decrease during the reporting period (shares)
Qingdao State-owned Assets Administration Office ("QSOAAO")	A	399,820,000	30.56	0
HKSCC Nominees Limited	H	294,656,373	22.52	+189,993
Anheuser-Bush International Holdings, Inc. ("A-B International")	H	145,321,918	11.11	+145,321,918
A-B Jade HongKong Holding Co., Ltd. ("A-B HongKong")	H	116,321,918	8.89	+11,321,918
Law Debenture Trust (Asia) Limited	H	91,575,342	7.00	+91,575,342
China Orient Asset Management Corporation	A	29,250,000	2.24	—
Construction Bank of China, Qingdao Branch	A	19,080,000	1.46	—
Fortis Haitong Returns Growth Fund	A	7,000,000	0.54	—
E Fund Stable Growth Fund	A	6,843,922	0.52	—
Social Security Fund 108	A	6,509,013	0.50	—

The above shareholdings of the top 10 shareholders of the Company at the end of the reporting period were prepared in accordance with the register of the Company as at 30th June 2005 supplied by China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited. Save as disclosed above, as at 30th June 2005, none of the registered shareholders of the Company held 5% or more of the issued shares of the Company.

A-B Company held 261,643,836 H shares through its wholly-owned subsidiaries A-B International and A-B HongKong. The Trustee held 91,575,342 H shares pursuant to the Voting Trust Arrangement, and exercised the voting rights of such shares in accordance with the written instructions of QSOAAO. The economic benefits of such shares, including dividends, distribution of benefits and payments, were handled in accordance with the instructions of A-B Company.

(2) Substantial shareholders of H Shares

Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or chief executive of the Company or his/her respective associate(s)) who, as at 30 June 2005, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the SFO:—

Name	Nature	Class of Shares	Capacity	Note	Number of shares/ underlying shares	As a percentage of the entire issued capital	As a percentage of all issued H Shares
QSOAAO	Long Position	A Shares	Beneficial	1	399,820,000 A Shares	30.56%	N/A
	Long Position	H Shares	section 317 agreement	1, 2	353,219,178 H Shares	27.00%	53.92%

Name	Nature	Class of Shares	Capacity	*Note*	Number of shares/ underlying shares	As a percentage of the entire issued capital	As a percentage of all issued H Shares
Anheuser-Busch Companies, Inc.	Long Position	H Shares	Corporate/ Beneficiary of a trust	*1, 2*	353,219,178 H Shares	27.00%	53.92%
	Long Position	A Shares	section 317 agreement	*1*	399,820,000 A Shares	30.56%	N/A
The Capital Group Companies, Inc.	Long Position	H Shares	Investment Manager	*3*	44,038,000 H Shares	3.37%	6.72%
Government of Singapore Investment Corporation Pte Ltd	Long Position	H Shares	Investment Manager	N/A	31,825,000 H Shares	2.43%	4.86%
Franklin Resources, Inc.	Long Position	H Shares	Corporate	*4*	24,238,000 H Shares	1.85%	3.70%
Templeton International, Inc.	Long Position	H Shares	Corporate	*5*	23,388,000 H Shares	1.79%	3.57%

Notes:

(1) The A Shares held by QSOAAO only composed of unlisted state-owned shares. An undertaking agreement between QSOAAO and A-B Company dated 21 October 2002 constitutes a section 317 agreement under the SFO. In the case of an agreement to which section 317 applies, each party to the agreement is taken (for the purposes of the duty of disclosure) to be interested in any shares comprised in the relevant share capital in which any other party to the agreement is interested apart from the agreement.

(2) The 353,219,178 H Shares which were deemed to be interested by A-B Company were held by its wholly-owned subsidiaries. Of which, 91,575,342 H Shares were alloted and issued to a voting trustee pursuant to the Voting Trust Agreement.

(3) The 44,038,000 H Shares which were deemed to be interested by The Capital Group Companies, Inc. were held by its wholly-owned company in the capacity of investment manager.

(4) The 24,238,000 H Shares which were deemed to be interested by Franklin Resources, Inc. were held by its wholly-owned companies.

(5) The 23,388,000 H Shares which were deemed to be interested by Templeton International, Inc. were held by its wholly-owned company.

(6) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the Stock Exchange's web-site at www.hkex.com.hk.

SECURITIES TRANSACTION BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the code of conduct for securities transactions by the Company's Directors. Based on specific enquiry with the Directors, all Directors confirmed that they had complied with the required standard as set out in the Model Code, throughout the period ended 30 June 2005.

CODE OF CORPORATE GOVERNANCE PRACTICES

Pursuant to the relevant requirements of the China Securities Regulatory Commission on corporate governance, the Company made corresponding amendments to the Articles in June this year, and set up three special committees under the Board of Directors respectively as Auditing and Financial Committee, Strategy and Investment Committee and Corporate Governance and Remuneration Committee, all of which have their own working regulations for implementation. There has been no other non-compliance with the requirements of the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except the Company has not selected and appointed a suitable candidate to act as the "qualified accountant" as required by rule 3.24 of the Listing Rules.

AUDITING AND FINANCIAL COMMITTEE

The Auditing and Financial Committee of the Board of Directors of the Company had reviewed the unaudited 2005 interim report of the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

1. A copy of the interim report as duly signed by the Chairman of the Company.

2 Accounting statements as duly signed and stamped by legal representative, financial managers and accounting managers.

3 Original copies of documents and announcements of the Company disclosed in newspapers designated by China Securities Regulatory Commission during the reporting period.

Qingdao, P.R.C.

19th August 2005

COMPANY INFORMATION

1	Official name of the Company:	青島啤酒股份有限公司
	Name in English:	TSINGTAO BREWERY COMPANY LIMITED
2	Stock Listing of the Company:	
	A Share:	Shanghai Securities and Stock Exchange
	Stock code:	600600; Stock name in short: 青島啤酒(Tsingtao Beer)
	H Share:	The Stock Exchange of Hong Kong Limited
	Stock code:	0168; Stock name in short: 青島啤酒(Tsingtao Beer)
3	Registered Address:	No.56, Dengzhou Road, Qingdao, Shandong Province, P.R.C
	Office Address:	Tsingtao Beer Tower, May Fourth Square, Hongkong Zhong Road, Qingdao, Shandong Province, P.R.C
	Postcode:	266071
	Website:	www.tsingtao.com.cn
	E-Mail:	info@tsingtao.com.cn
4	Legal representative:	Li Gui Rong
5	*Secretary of the Board:*	*Yuan Lu*
	Securities Affairs Representative:	Zhang Rui Xiang
	Telephone:	86-532-85713831
	Fax:	86-532-85713240
	E-Mail:	secretary@tsingtao.com.cn
6	Designated newspapers for information disclosure:	"China Securities Journal"; "Shanghai Securities News"; "Securities Times"; Hong Kong "Wen Wei Po"; "The Standard"
	Website for Interim Report:	www.sse.com.cn www.hkex.com.hk
	Interim Report Kept At:	Secretaries Office to the Board of the Company

[redacted]

TSINGTAO

青島啤酒

2005 INTERIM REPORT

中期報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD.